Exhibit 99.1

TELUS

the future is friendly®

strongertogether

BROADBANDMOMENTUMINFINITEPOTENTIAL
BROADBANDMOMENTUMINFINITEPOTENTIAL

2018 INFORMATION CIRCULAR

Who we are

TELUS is Canada’s fastest-growing national telecommunications company, with $13.3 billion of annual revenue and 13.1 million subscriber connections, including 8.9 million wireless subscribers, 1.7 million high-speed Internet subscribers, 1.3 million residential network access lines and 1.1 million TELUS TV® customers. TELUS provides a wide range of communications products and services, including wireless, data, Internet protocol (IP), voice, television, entertainment, video and home automation, including security. TELUS is also Canada’s leading healthcare IT provider, and TELUS International delivers business process solutions around the globe.

In support of our philosophy to give where we live, TELUS, our team members and retirees have contributed more than $525 million to charitable and not-for-profit organizations and volunteered 8.7 million hours of service to local communities since 2000.

All financial information is reported in Canadian dollars unless otherwise specified. Copyright © 2018 TELUS Corporation. All rights reserved. Certain products and services named in this information circular are trademarks. The symbols TM and ® indicate those owned by TELUS Corporation or its subsidiaries. All other trademarks are the property of their respective owners.

LETTER TO SHAREHOLDERS

Dear shareholders,

The TELUS annual general meeting of shareholders will be held on May 10, 2018. This information circular contains important details about the meeting and the items of business, including the nominated directors and how you can vote. Please take some time to read the circular before you vote your shares.

Reflecting on our strong 2017 achievements

The TELUS team realized a number of key achievements in 2017 that contributed to our success. Specifically, we delivered strong customer growth, data revenue expansion and financial performance across both our wireless and wireline operations. Notably, our consolidated operating revenue and EBITDA were up 3.9 per cent and 4.4 per cent, respectively, in 2017. This growth was underpinned by quality client loading as we realized industry-leading growth in high-speed Internet and TV additions. Moreover, in 2017, we achieved our fourth consecutive year of postpaid churn below one per cent, a performance unmatched by our North American peers. Our leadership in customer service excellence was again detailed in the annual report from the Commission for Complaints for Telecom-television Services (CCTS). For the past six years, we have garnered the fewest customer complaints of any national wireless service provider, with TELUS receiving less than seven per cent of all CCTS complaints in 2017, while our two national peers accounted for nearly half of all complaints. These successes contributed to the TELUS brand being ranked number one in respect of reputation among national telecommunications companies by Leger Marketing.

Achieving our fourth consecutive year of postpaid churn below one per cent

We are dedicated to bridging digital and socio-economic divides and are working diligently to enhance our world-class broadband networks. This includes expanding our leading-edge fibre-optic network, TELUS PureFibre™, which, by the end of 2017, reached 48 per cent of our Optik® footprint in British

What’s inside
Letter to Shareholders	1	Committee reports
Notice of annual general meeting	5	Corporate Governance Committee report	42
Frequently asked questions	6	Pension Committee report	44
Business of the meeting	10	Audit Committee report	46
1. Report of management		Human Resources and
and Consolidated financial statements	10	Compensation Committee report	49
2. Election of directors	10	Executive compensation at TELUS	54
3. Appointment of auditors	11	Report to Shareholders	55
4 Approval of executive compensation		Compensation discussion and analysis	58
approach – say on pay	11	Executive compensation summary	83
About our Board of Directors	12	TELUS’ equity compensation plans	95
Corporate governance in 2017	25	Additional information	102
Statement of TELUS’ corporate		Appendix A: Terms of reference
governance practices	27	for the Board of Directors	103

TELUS 2018 INFORMATION CIRCULAR • 1

Columbia, Alberta and Eastern Quebec. In addition, we continued to invest in the enhancement of our wireless network, which led to TELUS earning global recognition for network excellence. As just one example, TELUS was awarded Fastest Overall Download Speed and Best Availability among three national providers by OpenSignal in both its 2017 and 2018 reports. This recognition builds on our team’s 2017 success in capturing top marks in respect of network speed, coverage and reliability from J.D. Power, PC Mag and Ookla.

Enabling the success of Canadians in the global digital economy

Our TELUS team is helping Canadians succeed in our increasingly digital economy and society. Leveraging our leadership in innovation and network excellence, we offer Canadians access to secure, fast and reliable voice, Internet, TV, security and healthcare solutions that enhance business productivity, improve educational outcomes, support environmental sustainability and promote wellness across the country.

We embrace our commitment to keep citizens safe and secure while online. We have achieved 3.6 million touchpoints with TELUS WISE® in the past five years, empowering youth with the tools and knowledge to stay safe online and rise above cyberbullying.

Passionately volunteering 8.7 million hours to create stronger communities

TELUS is passionately committed to helping create safer and healthier communities in the areas where we operate around the world. Through our 13 Canadian community boards and five international boards, we are providing funding and support for local organizations, having contributed more than $67 million to 6,280 grassroots community programs since 2005, enriching the lives of more than two million children and youth. Moreover, TELUS, our team members and retirees have contributed more than half a billion dollars and the equivalent of more than one million days of volunteering and caring to improve the health and strength of our communities since 2000.

In 2017, we introduced TELUS Mobility for Good, which helps youth aging out of foster care gain their independence by providing them with a smartphone and 3 GB rate plan at no charge, keeping them connected to the people and opportunities that matter most. This initiative complements our Internet for Good program launched in 2016 that provides 33,000 low-income, single-parent families in British Columbia and Alberta with high-speed Internet service for $9.95 per month, a low-cost computer and access to TELUS WISE and digital literacy programming. Reflective of our team’s dedication to giving where we live, TELUS was recognized for our support of the citizens in Fort McMurray during the 2016 wildfires, receiving the Response and Recovery of the Year award from the New York-based Disaster Recovery Institute International, as well as the Most Effective Recovery award from the Business Continuity Institute.

These are but a few examples that demonstrate our team’s unparalleled commitment to volunteerism, to charitable giving and to leveraging our technology innovation to enable positive social outcomes. This passionate dedication to creating stronger, healthier communities contributed to TELUS being listed on the Dow Jones Sustainability North America Index for the 17th year, a feat unequalled by any North American telecom or cable company. We were also included on its World Index for the second year in a row – one of only nine telecommunications companies globally cited on the World Index last year. Moreover, TELUS earned recognition as: one of the Global 100 Most Sustainable Corporations in the World by Corporate Knights for the seventh time; the only company in the world to receive 12 BEST Awards from the Association for Talent Development, earning a place in its BEST of the Best Hall of Fame for a second year in a row; and one of Canada’s Top 100 Employers and Best Diversity Employers by Mediacorp for the eighth and ninth consecutive years, respectively.

Consistently leading the world in total shareholder return

Reflecting the consistency of TELUS’ performance in a dynamic world, we have met three of our four consolidated financial targets in each of the past eight years, which has supported the return of capital to shareholders. Notably, our share price reached an all-time high in 2017, contributing to an annual total shareholder return of 16 per cent in 2017, the seventh year out of the past eight that we have delivered double-digit returns. Since the beginning of 2000 through the end of 2017, TELUS has generated a total shareholder return of 432 per cent, demonstrating leadership among our telecom incumbent peers. Moreover, this is more than double the return for the Toronto Stock Exchange’s S&P/TSX Composite Index of 199 per cent and a stark contrast to the MSCI World Telecom Index

2 • TELUS 2018 INFORMATION CIRCULAR

LETTER TO SHAREHOLDERS

(MSCI Index) return of two per cent over the same period. During the 14 multi-year time periods since 2000, for the years ending from 2004 until today, TELUS’ total shareholder return was number one in the world versus our incumbent peers 12 times and TELUS has surpassed the second place finisher by an average of 43 percentage points over those 12 periods.

Looking back over the last 18 years, the transformation of your company has been nothing short of astounding. By way of example, in 2000 voice services represented circa 80 per cent of our revenue while data represented only 20 per cent, and today, reflecting the evolving needs of citizens in our digital society and economy, it is the reverse. Eighteen years ago, we were a Western-exclusive company serving only British Columbia and Alberta; today we are an international organization with 53,000 highly engaged team members creating remarkable outcomes for customers and communities around the world. We have more than tripled our customer connections since 2000, inclusive of growing our wireless subscriber base by more than 700 per cent and significantly increasing the number of high-speed Internet and TV clients we serve, from 26,000 to 2.8 million today. In addition, over nearly two decades, we have made strategic decisions that have resulted in an exciting and rewarding expansion of our asset composition to include high-growth areas such as TELUS Heath and TELUS International. These achievements are reflected in the TELUS brand increasing in value from a few hundred million dollars in 2000 to $8.6 billion in 2017, according to Brand Finance. Without question, it is thanks to the passion and skill of the TELUS team, the strength and consistency of our strategy, and the support and loyalty of our customers and shareholders alike that we have been able to realize numerous, unique achievements such as these over the course of the past 18 years.

Generating a global best total shareholder return of 432 per cent since 2000

We have a superior track record of returning capital to shareholders. In 2017, we returned more than $1.1 billion to shareholders and increased our dividend by 7.1 per cent. As part of our transparent, multi-year dividend growth program, since 2011, TELUS has increased its dividend 14 times, representing a total dividend increase of 92 per cent. Notably, TELUS has returned $15.1 billion to shareholders, including $9.9 billion in dividends, representing more than $25 per share since 2004.

Concurrently, TELUS continues to maintain a strong balance sheet. At the end of 2017, 89 per cent of our total indebtedness was at fixed interest rates, with a weighted average interest rate of 4.18 per cent, down from 5.44 per cent five years ago. Moreover, with an average term to maturity of 10.7 years, nearly double the 5.5 year average at the end of 2012, and a well-laddered maturity schedule, TELUS is strongly positioned to weather any volatility in the credit markets.

Returning an unprecedented $15 billion+ to shareholders since 2004

Delivering transparent executive compensation explicitly aligned with shareholder interests

Reflecting our commitment to transparent disclosure, executive pay is based on a set of measures clearly defined by our Board, quantifying company and personal performance. Our overall philosophy for executive compensation – to pay for performance – ensures executive pay is aligned with the shareholder value that is highlighted above. More information about pay for performance is located on page 55.

Seventy-five per cent of our executives’ pay, and a full 85 per cent of the CEO’s pay, is dependent upon company and personal performance. In terms of annual bonuses, 80 per cent is based on company performance for the executive team and 20 per cent on individual performance, while long-term incentives are performance-granted. Moreover, annual bonuses are disbursed in 50 per cent cash and 50 per cent executive performance stock units (EPSUs). The EPSUs are linked to the company’s share price and reflect medium-term share performance. Notably, in-year EPSUs are calculated based on the share price at either the beginning or end of the prior year, whichever is highest. As such, TELUS’ 2017 executive compensation reflects the achievements outlined above, including leadership in financial and operational performance, customer service excellence, total shareholder return and passionately enabling improved social outcomes in our country through philanthropy, volunteerism and leveraging the transformation capabilities of our world-leading technology.

In 2017, TELUS generated an annual total shareholder return of 16 per cent, which compared favourably to the S&P/TSX at nine per cent and the MSCI Index at seven per cent, while comparatively, direct compensation for the CEO decreased

TELUS 2018 INFORMATION CIRCULAR • 3

in the year and direct compensation for all named executive officers increased slightly, by approximately 1.8 per cent. Moreover, on a two-year basis, TELUS’ total shareholder return was 36 per cent, again outpacing the S&P/TSX at 32 per cent and the MSCI Index at 14 per cent; within this same timeframe, CEO compensation decreased by 5.7 per cent. Details about executive compensation can be found on page 57.

Maintaining our commitment to strong governance, diversity and Board renewal

Our TELUS team shares a commitment to high standards in corporate governance and ensuring integrity in everything we do. This includes engaging with our shareholders and maintaining an open and constructive dialogue. Furthermore, our voluntary disclosure goes beyond legal requirements, which has contributed to TELUS being consistently recognized for excellence in corporate governance disclosure and corporate reporting. See page 27 for details of our governance practices.

Over the last four years, we have increased our focus on Board succession, diversity and renewal. Notably, in the past year, one director retired and three directors were added, enhancing diversity and bringing new skills and expertise to our Board. We regularly review our Board’s skills matrix, diversity policy, term limits and pending retirements to ensure we have the appropriate mix of directors to meet TELUS’ future needs.

In support of our Board diversity policy, we have set targets to have diversity represented by no less than 30 per cent of our Board’s independent members, and a minimum representation of 30 per cent of each gender by the end of 2018. Based on the current nominees for our 2018 annual meeting, 42 per cent of our independent directors represent diversity and 25 per cent are women. We are on track to meet the target of 30 per cent of each gender in 2018. See page 35 for more details.

Creating a stronger future, together

In closing, we would like to thank all of our shareholders for your continued support and confidence and ask that you please remember to vote your shares. TELUS remains well positioned for the future and we are committed to delivering on our long-standing strategy and the benefits it entails for investors, customers and the communities in which we live, work and serve as citizens.

Sincerely,

Dick Auchinleck	Darren Entwistle
Chair of the Board	President and CEO
Member of the TELUS team

4 • TELUS 2018 INFORMATION CIRCULAR

Notice of annual general meeting

The annual general meeting (Meeting) of shareholders of TELUS Corporation (the Company or TELUS) will be held on Thursday, May 10, 2018 at 8:30 a.m. (PT) at TELUS Garden, 5th Floor, 510 West Georgia Street, Vancouver, British Columbia.

At the Meeting, shareholders will:

1.         Receive the Company’s 2017 audited Consolidated financial statements together with the report of the auditors on those statements

2.   Elect directors of the Company for the ensuing year

3.   Appoint Deloitte LLP as auditors for the ensuing year and authorize the directors to fix their remuneration

4.         Consider an advisory resolution on the Company’s approach to executive compensation and transact any other business that may properly come before the Meeting and any postponement or adjournment thereof.

The Board of Directors (Board) has approved in substance the content and sending of this information circular to the holders of Common Shares (Shareholders).

Vancouver, British Columbia
Dated March 7, 2018.

By order of the Board of Directors

Monique Mercier
Executive Vice-President, Corporate Affairs,
and Chief Legal and Governance Officer

Shareholders who cannot attend this Meeting may vote by proxy. Simply sign and return your proxy or voting instruction form by mail or hand delivery or submit a telephone or Internet proxy by following the instructions starting on page 6 in this information circular or the instructions on the paper proxy or voting instruction form.

To be valid, your proxies must be received by TELUS, c/o Computershare Trust Company of Canada (Computershare) at 100 University Avenue, 8th floor, Toronto, Ontario, M5J 2Y1, by 5:00 p.m. (ET) on May 8, 2018 or, if the Meeting is adjourned or postponed, by 5:00 p.m. (ET) on the second-last business day before the reconvened Meeting date. TELUS reserves the right to accept late proxies and to waive the proxy deadline, with or without notice, but is under no obligation to accept or reject any particular late proxy.

TELUS 2018 INFORMATION CIRCULAR • 5

Frequently asked questions

Meeting materials

Why did I receive a notice in the mail regarding the electronic availability of the information circular and the annual report instead of receiving a paper copy?

Canadian securities rules (Notice and Access) permit us to provide you with electronic access to the information circular and the annual report (the Meeting materials) for the Meeting instead of sending you a paper copy. This is more environmentally friendly as it helps reduce paper use. It also decreases the cost of printing and mailing materials to Shareholders. The notice you received includes instructions on how to access and review an electronic copy of our information circular and annual report or how to request a paper copy. The notice also provides instructions on voting by proxy at the Meeting. If you would like to receive a paper copy of our information circular and annual report, please follow the instructions in the notice.

Why did I receive a paper copy of the information circular and annual report with a notice regarding their electronic availability?

For those Shareholders who have already provided instructions to receive paper copies of Meeting materials, we sent you a paper copy again this year, along with the notice regarding its electronic availability.

Meeting procedures

Who can vote at the Meeting, what are we voting on and what is required for approval?

If you hold Common Shares (Shares) as of the close of business on March 12, 2018 (the Record Date), you can cast one vote for each Share you hold on that date on the following items of business:

•   The election of directors

•   The appointment of auditors

•   The approval of the Company’s approach to executive compensation.

All of these items require approval by a majority of votes cast by Shareholders.

How many Shareholders do you need to reach a quorum?

We need to have at least two people present at the Meeting who hold, or represent by proxy, in the aggregate at least 25 per cent of the issued and outstanding Shares entitled to be voted at the Meeting. On March 7, 2018, the Company had 595,131,107 Shares outstanding.

Does any Shareholder beneficially own 10 per cent or more of the outstanding Shares?

No. To the knowledge of the directors and executive officers of TELUS, as of March 7, 2018, no one Shareholder beneficially owned, directly or indirectly, or exercised control or direction over, 10 per cent or more of the outstanding Shares.

Voting procedures

Am I a registered or non-registered Shareholder?

You are a registered Shareholder if you have a share certificate or Direct Registration System (DRS) Advice issued in your name.

You are a non-registered Shareholder if:

1.         Your Shares are registered in the name of an intermediary such as a bank, trust company, trustee, investment dealer, clearing agency or other institution (Intermediary), or

2.         You hold your Shares through any TELUS-sponsored employee share plans (i.e. the Employee Share Purchase Plan) (the Employee Shares), for which Computershare is the trustee.

How can I vote if I am a registered Shareholder?

As a registered Shareholder, you can vote in any of the following ways:

•          By attending the Meeting and voting in person

•          By appointing someone else as proxy to attend the Meeting and vote your Shares for you

•          By completing your proxy form and returning it by mail or hand delivery, following the instructions on your proxy

•          By phoning the toll-free telephone number shown on your proxy form. To vote by phone, simply refer to your control number (shown on your proxy form) and follow the instructions. Note that you cannot appoint anyone other than Dick Auchinleck or Darren Entwistle as your proxy if you vote by phone

•          By Internet by visiting the website shown on your proxy form. Refer to your control number (shown on your proxy form) and follow the online voting instructions.

6 • TELUS 2018 INFORMATION CIRCULAR

FREQUENTLY ASKED QUESTIONS

How can I vote if I am a non-registered Shareholder?

If you are a non-registered Shareholder and you receive your materials through an Intermediary, complete and return the form(s) your Intermediary provided to you or otherwise follow the instructions on such forms.

How can I vote if I hold Employee Shares?

If you hold Employee Shares, you can direct Computershare, in its capacity as trustee of your Employee Shares, to vote your Employee Shares as you instruct. You can give instructions to Computershare:

•          By completing your voting instruction form and returning it by mail or hand delivery, following the instructions on the form

•          By phoning the toll-free telephone number shown on your voting instruction form. To vote by phone, simply refer to your control number (shown on your form) and follow the instructions. Note that you cannot appoint anyone other than Dick Auchinleck or Darren Entwistle as your proxy if you vote by phone

•          By Internet by visiting the website shown on your voting instruction form. Refer to your control number (shown on your form) and follow the online voting instructions.

Your Employee Shares will be voted for, voted against or withheld from voting only in accordance with your instructions. If your voting instruction form is not received by Computershare in its capacity as trustee according to the above procedures, your Employee Shares will not be voted by Computershare.

What if I hold other Shares in addition to my Employee Shares?

If you hold Shares other than Employee Shares, you must complete and return another proxy form to vote those Shares. Please review the above questions and answers on how to vote those Shares.

How do I appoint someone else to go to the Meeting and vote my Shares for me?

Two directors of the Company, Dick Auchinleck and Darren Entwistle, have been named in the proxy form to represent Shareholders at the Meeting. You can appoint someone else to represent you at the Meeting by completing a paper proxy or Internet proxy and inserting the person’s name in the appropriate space on the proxy form, or by completing another acceptable paper proxy. The person you appoint does not need to be a Shareholder but must attend the Meeting to vote your Shares.

Is there a deadline for my proxy to be received?

Yes. Whether you vote by mail, telephone or Internet, your proxy must be received by TELUS, c/o Computershare (8th floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1), no later than 5:00 p.m. (ET) on May 8, 2018. If the Meeting is adjourned or postponed, your proxy must be received by 5:00 p.m. (ET) on the second-last business day before the reconvened Meeting date. Note that if you are a non-registered Shareholder, your Intermediary will need your voting instructions sufficiently in advance of this deadline to enable your Intermediary to act on your instructions prior to the deadline.

How will my Shares be voted if I return a proxy?

By completing and returning a proxy, you are authorizing the person named in the proxy to attend the Meeting and vote your Shares on each item of business that you are entitled to vote on, according to your instructions. If you have appointed Dick Auchinleck or Darren Entwistle as your proxy and you do not provide them with instructions, they will vote your Shares in favour of:

•          Electing as a director each person nominated by the Company

•          Appointing Deloitte LLP as auditors and authorizing the directors to fix their remuneration

•          Accepting the Company’s approach to executive compensation.

Your voting instructions provided by proxy give discretionary authority to the person you appoint as proxyholder to vote as he or she sees fit on any amendment or variation to any of the matters identified in the Notice of annual meeting above and any other matters that may properly be brought before the Meeting, to the extent permitted by law whether or not the amendment or other matter that comes before the Meeting is routine and whether or not the amendment or other matter that comes before the Meeting is contested. As of March 7, 2018, no director or executive officer of the Company is aware of any variation, amendment or other matter to be presented for a vote at the Meeting.

TELUS 2018 INFORMATION CIRCULAR • 7

What if I change my mind?

If you are a registered Shareholder or holder of Employee Shares and have voted by proxy or voting instruction form, you may revoke your instructions by providing new voting instructions on a proxy or voting instruction form with a later date, or at a later time if you are voting by telephone or on the Internet. Any new voting instructions, however, will only take effect if received by TELUS, c/o Computershare (8th floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1), by 5:00 p.m. (ET) on May 8, 2018 or, if the Meeting is adjourned or postponed, by 5:00 p.m. (ET) on the second-last business day before the date of the reconvened Meeting. You may also revoke your proxy or voting instruction form without providing new voting instructions by delivering a revocation of proxy or voting instruction form to the registered office of the Company, to the attention of TELUS’ Chief Governance Officer, 7th Floor, 510 West Georgia Street, Vancouver, British Columbia, V6B 0M3, any time up to 5:00 p.m. (PT) on May 9, 2018 or, if the Meeting is adjourned or postponed, by 5:00 p.m. (PT) on the business day before the date of the reconvened Meeting.

Additionally, you may revoke your proxy or voting instruction form and vote in person at the Meeting, or any adjournment thereof, by delivering a form of revocation of proxy or voting instruction form to the Chair of the Meeting at the Meeting before the vote for which the proxy is to be used is taken. You may also revoke your proxy in any other manner permitted by law.

If you are a non-registered Shareholder, you may revoke your proxy or voting instructions by contacting your Intermediary.

Is my vote by proxy confidential?

Yes. All proxies are received, counted and tabulated by our transfer agent, Computershare, in a way that preserves the confidentiality of individual Shareholders’ votes, except:

•          As necessary to meet applicable law

•          In the event of a proxy contest

•          In the event a Shareholder has made a written comment on the proxy.

Who is soliciting my proxy?

Your proxy is being solicited by TELUS management and the Company will pay for the cost of solicitation.

TELUS management will solicit proxies either by mail to your latest address shown on the register of Shareholders or by electronic mail to the email address you provided. Additionally, TELUS employees or agents may solicit proxies by telephone or other ways at a nominal cost to the Company. We may also use the services of an outside agency to solicit proxies on behalf of the Company. The cost of such solicitation will be borne by the Company.

What if I have more questions?

Contact Computershare if you have additional questions regarding the Meeting:

•          phone:        1-800-558-0046 (toll-free within North America)

+1 (514) 982-7129 (outside North America)

•          email:            telus@computershare.com

•          mail:                   Computershare Trust Company of Canada

8th floor, 100 University Avenue

Toronto, Ontario, M5J 2Y1

8 • TELUS 2018 INFORMATION CIRCULAR

FREQUENTLY ASKED QUESTIONS

Ownership and voting restrictions

What are the restrictions on the ownership of Shares by non-Canadians?

As a communications provider of wireline, wireless and digital television services, the Company and certain of its subsidiaries must comply with the restrictions on ownership and control of voting shares by non-Canadians prescribed by Canadian laws, namely the Telecommunications Act, the Broadcasting Act, and the regulations and other instruments issued under such Acts. Specifically, in order to maintain the eligibility of certain of its subsidiaries to operate as Canadian carriers, the Telecommunications Act and underlying regulations require, among other things, that the level of Canadian ownership and control of the Company’s Shares must not be less than 66 2/3 per cent and the Company must not otherwise be controlled by non-Canadians. Substantially similar rules apply under the Broadcasting Act, but an additional requirement under the Broadcasting Act is that the chief executive officer of a company that is a licensed broadcasting undertaking must be a Canadian citizen or a permanent resident of Canada.

The regulations underlying the Telecommunications Act give the Company, which is a carrier-holding corporation of Canadian carriers, certain powers to monitor and control the level of non-Canadian ownership and control of voting Shares. These powers and constraints have been incorporated into the articles of TELUS (Articles) and were extended to also ensure compliance under both the Radiocommunication Act and the Broadcasting Act. These powers include the right to (i) refuse to register a transfer of Shares to a non-Canadian, (ii) repurchase or redeem excess Shares from a non-Canadian or require a non-Canadian to sell any Shares if that person’s holdings would affect TELUS’ compliance with foreign ownership restrictions, and (iii) suspend the voting rights attached to the Shares considered to be owned or controlled by non-Canadians. The Company monitors the level of non-Canadian ownership of its Shares and provides periodic reports to the Canadian Radio-television and Telecommunications Commission (CRTC).

TELUS 2018 INFORMATION CIRCULAR • 9

Business of the meeting

1 Report of management and Consolidated financial statements

The report of management and the audited Consolidated financial statements for the year ended December 31, 2017, including Management’s discussion and analysis, are contained in the TELUS 2017 annual report. All Shareholders should have received the 2017 annual report by Notice and Access or by mail. If you did not receive a copy, you may view it online at telus.com/annualreport or obtain a copy upon request to TELUS’ Chief Governance Officer, 7th Floor, 510 West Georgia Street, Vancouver, British Columbia, V6B 0M3.

2 Election of directors

General

The Board has fixed the number of directors at 13 in accordance with the Articles. At the Meeting, we will ask you to vote for the election of the 13 nominees proposed by the Company as directors. All of the nominees were elected as directors at last year’s annual meeting, other than Marc Parent, who was appointed by the Board on November 7, 2017. See pages 12 to 20 for biographical and other relevant information about all of the nominees.

One of our independent directors, John Lacey, is retiring this year, and therefore, will not be standing for re-election at the Meeting. John is one of our longest-serving directors and has been a TELUS director since 2000. In addition to his duties as a Board member, John has served on the Audit, Corporate Governance, and Human Resources and Compensation Committees. He also served as Chair of the Human Resources and Compensation Committee for a total of six years, from 2002 to 2007 and 2016 to 2017. John’s leadership and extensive expertise in governance and compensation practices and programs have been invaluable in guiding TELUS’ executive compensation practices and disclosure. His efforts have been important in allowing us to properly consider the interests of our Shareholders and to facilitate a deeper understanding of our approach to executive compensation. In addition, his experience and knowledge of the consumer and retail business have provided invaluable insights into our customers first initiatives. We thank John for his outstanding contribution to TELUS.

Each Shareholder will be entitled to vote for, or withhold his or her votes from, the election of each director. Dick Auchinleck and Darren Entwistle have been named in the proxy as proxyholders (management proxyholders), and they intend to vote FOR the election of all 13 nominees whose names and profiles are set forth on pages 12 to 20, except in relation to Shares held by a Shareholder who instructs otherwise.

Our majority voting policy applies to director elections. Under this policy, if a director is elected in an uncontested election where more votes are withheld than voted in favour of his or her election, then the director will be required to tender his or her resignation to the Chair of the Board. The resignation will be effective when accepted by the Board. The Board expects that resignations will be accepted, unless extenuating circumstances warrant a contrary decision. Any director who tenders his or her resignation will not participate in the deliberations of either the Corporate Governance Committee or the Board. If applicable, we will announce the Board’s decision (including the reason for not accepting any resignation) by news release within 90 days of the Meeting where the election was held. You can download a copy of our majority voting policy at telus.com/governance.

We believe that all 13 nominees are able to serve as directors. Unless his or her office is vacated in accordance with applicable law or the Articles, each director elected at the Meeting will hold office from the date of his or her election until the next annual meeting or until his or her successor is elected or appointed.

Advance notice

Our Articles contain an advance notice requirement for director nominations. These requirements are intended to provide a transparent, structured and fair process with a view to providing Shareholders an opportunity to submit their proxy voting instructions on an informed basis. Shareholders who wish to nominate candidates for election as directors must provide timely notice in writing to Monique Mercier, Executive Vice-President, Corporate Affairs, and Chief Legal and Governance Officer,

10 • TELUS 2018 INFORMATION CIRCULAR

BUSINESS OF THE MEETING

7th Floor, 510 West Georgia Street, Vancouver, British Columbia, V6B 0M3, and include the information set forth in our Articles. The notice must be made not less than 30 days nor more than 65 days prior to the date of the Meeting, namely between March 10 and April 9, 2018. See our Articles, available on sedar.com and on telus.com/governance.

3 Appointment of auditors

Deloitte LLP (Deloitte) have been our external auditors since 2002. They were last re-appointed at our annual meeting on May 11, 2017.

Upon the recommendation of the Audit Committee and the Board, Shareholders will be asked at the Meeting to approve the appointment of Deloitte as auditors and authorize the directors to fix the auditors’ remuneration for the ensuing year.

The management proxyholders intend to vote FOR the appointment of Deloitte as auditors of the Company, except in relation to Shares held by a Shareholder who instructs otherwise.

Summary of billings and services by the external auditors for 2016 and 2017

Fees billed for services provided by Deloitte for 2016 and 2017 are as follows:

		2017		2016

Type of work	($ millions)%		($ millions)%

Audit fees[1]	5.016	91.9	4.138	92.2
Audit-related fees[2]	0.133	2.4	0.133	3.0
Tax fees[3]	0.045	0.8	0.017	0.4
All other fees[4]	0.268	4.9	0.197	4.4
Total	5.462	100.0	4.485	100.0

1           Includes fees for services rendered by Deloitte in relation to the audit and review of our financial statements and in connection with our statutory and regulatory filings.

2           Includes fees for translation services rendered by Deloitte in relation to the audit or review of our financial statements that were not part of audit fees.

3           Relates to tax compliance, tax advice and tax planning.

4           Includes fees for services rendered by Deloitte that were not in relation to the audit or review of our financial statements, such as the privacy data insights (2016/2017) and Telecom pricing gazettes (2017).

4 Approval of executive compensation approach – say on pay

The Board is accountable to the Shareholders for its compensation decisions. The purpose of a say-on-pay advisory vote is to provide Shareholders with a formal opportunity to provide direct feedback to the Board on the Company’s approach to executive compensation. We are, therefore, asking Shareholders to vote on the following resolution at the Meeting:

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the Shareholders accept the approach to executive compensation disclosed in the Company’s information circular furnished in advance of the 2018 annual general meeting of Shareholders.”

Since this is an advisory vote, the results will not be binding on the Board. The Board remains fully responsible for its compensation decisions and is not relieved of this responsibility by a positive or negative advisory vote. However, the Board will take the results of the vote into account when considering future compensation policies, procedures and decisions and in determining whether there is a need to increase its engagement with Shareholders on compensation and related matters. For information on our approach to executive compensation, see pages 54 to 94.

The management proxyholders intend to vote FOR TELUS’ approach to executive compensation, except in relation to Shares held by a Shareholder who instructs otherwise. In 2017, our approach to executive compensation received the support of 93.12 per cent of the votes cast by Shareholders.

TELUS 2018 INFORMATION CIRCULAR • 11

About our Board of Directors

Director profiles

This section provides information on each person nominated for election as director. See page 33 for definitions of each area of expertise.

We determined the total market value of equity in 2017 by multiplying the number of Shares or deferred share units (DSUs) held by a director by $47.62, which was the closing Share price on the Toronto Stock Exchange (TSX) on December 29, 2017 (the last trading day before December 31, 2017). For 2016, we multiplied the number of Shares or DSUs held by a director by $42.75, which was the closing Share price on the TSX on December 30, 2016 (the last trading day before December 31, 2016). DSUs are granted under the Directors Deferred Share Unit Plan (see page 98 for plan details). The share ownership target was $660,000 for non-management directors for 2016 and 2017. For Dick Auchinleck, the share ownership target in his capacity as Chair of the Board was $2,500,000 in 2016 and 2017.

R.H. (Dick) Auchinleck

Victoria, British Columbia, Canada

Dick Auchinleck is a corporate director and Chair of the Board of TELUS Corporation. He was Lead Director of TELUS from May 2014 to August 2015. He is also currently the Lead Director of ConocoPhillips, an oil and gas company. Dick was employed by Gulf Canada Resources Limited for 25 years, retiring in 2001 as President and Chief Executive Officer after the sale of the company to Conoco Inc. Dick has a Bachelor of Applied Science (Chemical Engineering) from the University of British Columbia. He is a member of Tapestry Lead Director Network, the Association of Professional Engineers and Geoscientists of Alberta, the National Association of Corporate Directors, Inc. and the Institute of Corporate Directors.

Age: 66

Director since: 2003

Independent

TELUS Committees: Not applicable[1]

Areas of expertise:	Attendance record – 100% Board – 6 of 6 Audit – 3 of 3[1]	Current directorships ConocoPhillips (Lead Director) (public) Past directorships (2012 to 2017) Enbridge Income Fund Holdings Inc. (public)

• Senior executive/strategic leadership
• Governance
• Executive compensation/HR
• Risk management

Total compensation for 2016: $510,526

Securities held and total market value as at December 31, 2016 and 2017:
Year	Shares	DSUs	Total market value of securities		Meets share ownership target
2017	20,616	172,149	$9,179,469		Yes (3.7x)
2016	18,370	158,325	$7,553,711		Yes (3.0x)
Increase	2,246	13,824	$1,625,758
Voting results of 2017 annual meeting:
			Votes for	Votes withheld	Total votes cast
Number of votes			307,092,680	8,638,550	315,731,230
Percentage of votes			97.26%	2.74%	100%

1         Dick was a member of the Audit Committee until May 11, 2017. He is no longer a member of any committee, but as Chair, he regularly attends various committee meetings.

12 • TELUS 2018 INFORMATION CIRCULAR

ABOUT OUR BOARD OF DIRECTORS

Raymond T. Chan

Calgary, Alberta, Canada

Ray Chan is Chair of Baytex Energy Corp. in Alberta. He has held senior executive positions in Canada’s oil and gas industry since 1982. Ray was Chief Financial Officer of Baytex from 1998 to 2003 and Chief Executive Officer from 2003 to 2008. In 2009, he assumed the role of Executive Chair, and in 2014, he became Chair of Baytex in a non-executive capacity. Ray also serves as a director of TORC Oil & Gas Ltd. and has served on the boards of the TMX Group and the Alberta Children’s Hospital Foundation. Ray holds a Bachelor of Commerce from the University of Saskatchewan and is a Chartered Professional Accountant.

Age: 62

Director since: 2013

Independent

TELUS Committees:	Attendance record – 100% Board – 6 of 6 Audit – 3 of 3[1] Pension – 2 of 2[1] Human Resources and Compensation – 4 of 4

Current directorships

Baytex Energy Corp. (Chair) (public)

TORC Oil & Gas Ltd. (public)

Past directorships (2012 to 2017)

Alberta Children’s Hospital Foundation

(not-for-profit)

The TMX Group Inc. (public)

WestFire Energy Ltd. (public)

Results Energy Inc. (public)

• Pension[1]

• Human Resources and Compensation

Areas of expertise:

• Senior executive/strategic leadership

• Finance and accounting

• Executive compensation/HR
• Risk management

Total compensation for 2017: $226,923

Securities held and total market value as at December 31, 2016 and 2017:
Year	Shares	DSUs	Total market value of securities		Meets share ownership target
2017	20,000	16,802	$1,752,511		Yes (2.7x)
2016	20,000	13,299	$1,423,532		Yes (2.2x)
Increase	–	3,503	$328,979
Voting results of 2017 annual meeting:
			Votes for	Votes withheld	Total votes cast
Number of votes			313,889,739	1,840,213	315,729,952
Percentage of votes			99.42%	0.58%	100%

1   Ray was a member of the Audit Committee until May 11, 2017 when he joined the Pension Committee.

TELUS 2018 INFORMATION CIRCULAR • 13

Stockwell Day

Vancouver, British Columbia, Canada

Stockwell Day operates a consulting business called Stockwell Day Connex and is a senior strategic advisor to McMillan LLP. He served at the provincial and federal levels of government for over 25 years. From 2000 to 2011, Stockwell served as a Member of Parliament with the federal government, holding various positions including Leader of the Official Opposition, Minister of Public Safety, Minister of International Trade, Minister for the Asia-Pacific Gateway, senior Minister responsible for British Columbia and President of the Treasury Board. From 1986 to 2000, Stockwell served with the Alberta government in a variety of roles, including Minister of Labour, Minister of Social Services, Provincial Treasurer and Minister of Finance. Stockwell attended the University of Victoria and has Honorary Doctorates from the University of St. Petersburg, Russia and Trinity Western University. He is a Distinguished Fellow of the Asia Pacific Foundation of Canada and a Certified Member of the Institute of Corporate Directors.

Age: 67

Director since: 2011

Independent

TELUS Committees:

• Pension (Chair)

• Human Resources and Compensation	Attendance record – 100% Board – 6 of 6 Human Resources and Compensation – 4 of 4 Pension – 4 of 4

Current directorships

Baylin Technologies Inc. (public)

Cona Resources Ltd. (public)

Pacific Future Energy (private)

RCI Capital Group (private)

AWZ Ventures (private)

Canada China Business Council (not-for-profit)

International Fellowship of Christians and Jews

(Chair) (not-for-profit)

Coram Deo Foundation (not-for-profit)

Past directorships (2012 to 2017)

WesternOne Inc. (public)

Sunlogics Plc (private)

Concordia University College, Alberta

(Board of Governors)

HOMEQ Corporation (private)

Mainroad Construction (private)

Centre for Israel and Jewish Affairs

(not-for-profit)

Areas of expertise:

• Senior executive/strategic leadership
• Government/regulatory affairs

• Risk management
• Governance

Total compensation for 2016: $245,700

Securities held and total market value as at December 31, 2016 and 2017:
Year	Shares	DSUs	Total market value of securities		Meets share ownership target
2017	6,567	28,054	$1,648,652		Yes (2.5x)
2016	5,422	23,853	$1,251,506		Yes (1.9x)
Increase	1,145	4,201	$397,146
Voting results of 2017 annual meeting:
			Votes for	Votes withheld	Total votes cast
Number of votes			313,000,209	2,710,988	315,711,197
Percentage of votes			99.14%	0.86%	100%

14 • TELUS 2018 INFORMATION CIRCULAR

ABOUT OUR BOARD OF DIRECTORS

Lisa de Wilde

Lisa de Wilde is Chief Executive Officer of the Ontario Educational Communications Authority (TVO), a position she has held since 2005. Prior to joining TVO, Lisa was President and CEO of Astral Television Networks. She currently serves on the Board of EnerCare Inc. and is a member of the advisory board of the University of Toronto’s Mowat Centre for Policy Innovation. She holds a Bachelor of Arts (Honours) and a Bachelor of Laws from McGill University. Lisa holds Honorary Doctorates of Laws from Brandon University and Ryerson University. In 2015, she became a Member of the Order of Canada. In 2009, Lisa was recognized with the Women’s Executive Network Canada’s Most Powerful Women Top 100 award, and in 2013, was awarded the Queen Elizabeth II Diamond Jubilee Medal.

Toronto, Ontario, Canada

Age: 61

Director since: 2015

Independent

TELUS Committees:
• Corporate Governance
• Pension
	Attendance record – 100% Board – 6 of 6 Corporate Governance – 4 of 4 Pension – 4 of 4

Current directorships

EnerCare Inc. (public)

Ontario Institute for Studies in Education

(OISE) Strategic Advisory Group

Toronto Global (not-for-profit)

Mowat Centre for Policy Innovation (advisory)

Past directorships (2012 to 2017)

Toronto International Film Festival (Chair)

(not-for-profit)

ORION (Ontario Research and Innovation

Optical Network)

Government of Ontario, Task Force on

Competitiveness, Productivity and

Economic Progress

Areas of expertise:
• Senior executive/strategic leadership
• Technology and/or industry knowledge
• Governance
• Government/regulatory affairs

Total compensation for 2017: $227,292

Securities held and total market value as at December 31, 2016 and 2017:
Year	Shares	DSUs	Total market value of securities		Meets share ownership target
2017	–	14,311	$681,490		Yes (1.0x)
2016	–	9,920	$424,080		No
Increase	–	4,391	$257,410
Voting results of 2017 annual meeting:
			Votes for	Votes withheld	Total votes cast
Number of votes			315,152,300	566,352	315,718,652
Percentage of votes			99.82%	0.18%	100%

Darren Entwistle

Vancouver, British Columbia, Canada

Darren Entwistle joined TELUS in 2000 as President and CEO and is the longest-serving CEO among global incumbent telecom companies. He also spent seven years on the senior leadership team at Cable & Wireless in the United Kingdom, culminating with his appointment as President for the United Kingdom and Ireland operations in 1999. Darren holds a Bachelor of Economics (Honours) from Concordia University in Montreal, an MBA (Finance) from McGill University and a Diploma in Network Engineering from the University of Toronto. He is also an Honorary Fellow of the Royal Conservatory, has Honorary Doctorates of Laws from McGill University, Concordia University, the University of Alberta and the University of Victoria, and has an Honorary Degree in Business Administration from the Northern Alberta Institute of Technology

Age: 55

Director since: 2000

Not independent

TELUS Committees:

Not eligible[1]
Attendance record – 100% Board – 6 of 6

Current directorships

Gairdner Foundation (not-for-profit)

Past directorships (2012 to 2017)

Business Council of Canada (not-for-profit)

Canadian Board Diversity Council

(not-for-profit)

George Weston Limited (public)

Areas of expertise:

• Senior executive/strategic leadership

• Technology and/or industry knowledge

• Governance
• Retail/customer experience

No compensation received for services as director

Please see pages 82, 83 and 85 for details on securities held and compensation received for 2017 as President and CEO.
Voting results of 2017 annual meeting:
	Votes for	Votes withheld	Total votes cast
Number of votes	315,230,154	507,618	315,737,772
Percentage of votes	99.84%	0.16%	100%

1  Darren is not a member of any Board committee, but regularly attends committee meetings.

TELUS 2018 INFORMATION CIRCULAR • 15

Mary Jo Haddad

Mary Jo Haddad is the founder and president of MJH & Associates, which provides strategic leadership and healthcare advisory services. In 2013, she retired as President and CEO of The Hospital for Sick Children (SickKids) in Toronto, a position she held since 2004. Prior to that, she held several leadership positions at SickKids, including Executive Vice-President and Chief Operating Officer, and Chief Nurse Executive. Mary Jo has a Bachelor of Science (Honours) from the University of Windsor, holds a Master of Health Science from the University of Toronto and Honorary Doctorates of Laws from the University of Windsor, Ryerson University and the University of Ontario Institute of Technology. In 2011, Mary Jo was named one of Canada’s inaugural Top 25 Women of Influence in Health Sciences and was inducted into Canada’s Most Powerful Women Top 100 Hall of Fame by the Women’s Executive Network. In 2012, she received the Queen Elizabeth II Diamond Jubilee medal. She is a Member of the Order of Canada and a recipient of the Ontario Premier’s Award for Outstanding Achievement.

Oakville, Ontario, Canada

Age: 62

Director since: 2014

Independent

TELUS Committees:
• Human Resources and Compensation (Chair)
Areas of expertise:
• Senior executive/strategic leadership
• Executive compensation/HR		Attendance record – 100% Board – 6 of 6 Corporate Governance – 2 of 2[1] Human Resources and Compensation – 4 of 4

Current directorships

The Toronto-Dominion Bank (public)

Kids Health Link Foundation (not-for-profit)

Children First Canada (Chair) (not-for-profit)

Vector Institute (not-for-profit)

Past directorships (2012 to 2017)

The Hospital for Sick Children (not-for-profit)

The Hospital for Sick Children Foundation

(not-for-profit)

MaRS Innovation (Chair) (not-for-profit)

eCHN (Chair) (not-for-profit)

• Governance
• Technology/industry knowledge

Total compensation for 2017: $255,675

Securities held and total market value as at December 31, 2016 and 2017:
Year	Shares	DSUs	Total market value of securities		Meets share ownership target
2017	–	21,736	$1,035,068		Yes (1.6x)
2016	–	15,470	$661,343		Yes (1.0x)
Increase	–	6,266	$373,725
Voting results of 2017 annual meeting:
			Votes for	Votes withheld	Total votes cast
Number of votes			314,939,979	797,228	315,737,207
Percentage of votes			99.75%	0.25%	100%

1  Mary Jo was a member of the Corporate Governance Committee until May 11, 2017 when she became chair of the Human Resources and Compensation Committee and stepped down from all other committees.

16 • TELUS 2018 INFORMATION CIRCULAR

ABOUT OUR BOARD OF DIRECTORS

Kathy Kinloch

Vancouver, British Columbia, Canada

Kathy Kinloch has served as the President of the British Columbia Institute of Technology (BCIT) since January 2014. From 2010 to 2013, she was President of Vancouver Community College, and from 2007 to 2010, she served as the Dean of Health Sciences at BCIT. Kathy was a Senior Advisor to the Ministry of Health for the B.C. government from 2006 to 2007, the Chief Operating Officer of the Fraser Health Authority from 2002 to 2006, and a Vice-President at Surrey Memorial Hospital from 1981 to 2002. Kathy holds a Bachelor of Science in Nursing from the University of Alberta, a Master of Arts in Leadership from Royal Roads University and an Honorary Doctorate of Laws from Royal Roads University. In 2016, Kathy was named a Woman of Distinction by YWCA Metro Vancouver. She was recognized by BC Business magazine as one of the 50 most influential women in British Columbia in 2015 and 2016; by Vancouver Magazine in its Top 50 Power list in 2015 and 2016; and by the Women’s Executive Network as one of Canada’s most powerful women in the top 100 Public Sector Leaders in 2015, 2016 and 2017. In 2017, she was one of six winners of the Most Influential Women in Business award granted by Business in Vancouver magazine.

Age: 66

Director since: 2017

Independent

TELUS Committees:
• Audit[1]

Areas of expertise:

• Senior executive/strategic leadership
• Governance
• Technology and/or industry knowledge	Attendance record – 100% Board – 3 of 3[1] Audit – 2 of 2[1]

Current directorships

Surrey Hospital and Outpatient Centre Foundation (not-for-profit)

Business Council of British Columbia (not-for-profit)

TTA Technology Training Associates Ltd.

(Chair) (BCIT subsidiary)

BCIT Board of Governors (non-voting member)

Polytechnics Canada (not-for-profit)

Trades Training British Columbia

(Chair) (not-for-profit)

Past directorships (2012 to 2017)

Coast Mental Health Society

Immigrant Employment Council

of British Columbia

• Government/regulatory affairs
Total compensation for 2017: $198,142

Securities held and total market value as at December 31, 2016 and 2017:
Year	Shares	DSUs	Total market value of securities		Meets share ownership target
2017	110	4,228	$206,576		No (she has until May 11, 2022 to reach the target)
2016	N/A	N/A	N/A		N/A
Increase	110	4,228	$206,576
Voting results of 2017 annual meeting:
			Votes for	Votes withheld	Total votes cast
Number of votes			314,875,725	848,172	315,723,897
Percentage of votes			99.73%	0.27%	100%

1     Kathy joined the Board and the Audit Committee on May 11, 2017.

TELUS 2018 INFORMATION CIRCULAR • 17

William (Bill) A. MacKinnon

Toronto, Ontario, Canada

Bill MacKinnon is a corporate director. He served as Chief Executive Officer of KPMG Canada for more than nine years before retiring in December 2008. He also served in numerous roles at KPMG for 37 years, including as client relationship partner for several major TSX-listed issuers. Bill obtained a Bachelor of Commerce with Honours from the University of Manitoba in 1967 He is a Chartered Professional Accountant and obtained his FCPA designation from the Chartered Professional Accountants of Ontario in 1994.

Age: 71

Director since: 2009

Independent
Audit Committee Financial Expert	Attendance record – 100% Board – 6 of 6 Audit – 5 of 5

Current directorships

Public Sector Pension Investment Board (Crown corporation)

Roy Thomson Hall (not-for-profit)

Toronto Community Foundation (not-for-profit)

Past directorships (2012 to 2017)

Pioneer Petroleum Limited (private)

Novadaq Technologies Inc. (public)

Osisko Mining Corporation (public)

St. Stephen Community House (not-for-profit)

Toronto East General Hospital Foundation

(not-for-profit)

Toronto East General Hospital (Chair) (not-for-profit)

Canadian Institute of Chartered Accountants

(Chair) (not-for-profit)

TELUS Committees:

• Audit (Chair)

Areas of expertise:

• Senior executive/strategic leadership
• Risk management
• Finance and accounting
• Executive compensation/HR

Total compensation for 2017: $253,500

Securities held and total market value as at December 31, 2016 and 2017:

Year	Shares	DSUs	Total market value of securities		Meets share ownership target
2017	20,000	56,044	$3,621,215		Yes (5.5x)
2016	20,000	50,422	$3,010,541		Yes (4.6x)
Increase	–	5,622	$610,674
Voting results of 2017 annual meeting:
			Votes for	Votes withheld	Total votes cast
Number of votes			312,907,223	2,829,542	315,736,765
Percentage of votes			99.10%	0.90%	100%

John Manley

Ottawa, Ontario, Canada

John Manley is President and Chief Executive Officer of the Business Council of Canada (formerly the Canadian Council of Chief Executives), a position he has held since 2010. From 2004 to 2009, he served as counsel to McCarthy Tétrault LLP, a national law firm. Prior to that, John had a 16-year career in politics, serving as Deputy Prime Minister of Canada and Minister in the portfolios of Industry, Foreign Affairs and Finance. John obtained a Bachelor of Arts from Carleton University and a Juris Doctorate from the University of Ottawa. He is certified as a Chartered Director by McMaster University and holds Honorary Doctorates from the University of Ottawa, Carleton University, the University of Toronto, Western University, the University of Windsor and York University. He is an Officer of the Order of Canada.

Age: 68

Director since: 2012

Independent

TELUS Committees:	Attendance record – 100% Board – 6 of 6 Corporate Governance – 4 of 4 Pension – 4 of 4

Current directorships

CIBC (Chair) (public)

CAE Inc. (public)

Past directorships (2012 to 2017)

Canadian Pacific Railway Limited (public)

MaRS Discovery District (not-for-profit)

CARE Canada (not-for-profit)

Conference Board of Canada (not-for-profit)

Institute for Research and Public Policy (not-for-profit)

National Arts Centre Foundation (not-for-profit)

• Corporate Governance (Chair)
• Pension
Areas of expertise:

• Senior executive/strategic leadership
• Government/regulatory affairs
• Governance
• Risk management

Total compensation for 2017: $238,579

Securities held and total market value as at December 31, 2016 and 2017:

Year	Shares	DSUs	Total market value of securities		Meets share ownership target
2017	1,300	34,902	$1,723,939		Yes (2.6x)
2016	1,300	28,341	$1,267,153		Yes (1.9x)
Increase	–	6,561	$456,786
Voting results of 2017 annual meeting:
			Votes for	Votes withheld	Total votes cast
Number of votes			313,008,545	2,722,104	315,730,649
Percentage of votes			99.14%	0.86%	100%

18 • TELUS 2018 INFORMATION CIRCULAR

ABOUT OUR BOARD OF DIRECTORS

Sarabjit (Sabi) S. Marwah

Toronto, Ontario, Canada

Sabi Marwah is a Senator at the Senate of Canada. He retired as the Vice Chairman and Chief Operating Officer of the Bank of Nova Scotia (Scotiabank) in 2014, a position he held since 2008. As Vice Chairman, Sabi was responsible for many of Scotiabank’s corporate financial and administrative functions and was actively involved in developing the bank’s strategic plans and priorities, including acquisitions both in Canada and internationally. His career with Scotiabank spanned 35 years, during which he held several senior positions including Senior Vice-President and Comptroller, and Executive Vice-President. He was appointed Chief Financial Officer (CFO) in 1998 and Senior Executive Vice-President and CFO in 2002. Sabi holds a Bachelor of Arts (Economics – Honours) from the University of Calcutta, a Master of Economics from the University of Delhi and an MBA (Finance) from the University of California, Los Angeles (UCLA). He received an Honorary Doctorate of Laws from Ryerson University in 2012 and the University of Ontario Institute of Technology in 2017.

Age: 66

Director since: 2015

Independent

TELUS Committees:
• Audit • Corporate Governance

Areas of expertise: • Senior executive/strategic leadership • Finance and accounting • Retail/customer experience • Risk management
		Attendance record – 100% Board – 6 of 6 Audit – 5 of 5 Corporate Governance – 4 of 4

Current directorships

George Weston Limited (public)

Cineplex Inc. (public)

The Hospital for Sick Children, Board of Trustees

(not-for-profit)

Past directorships (2012 to 2017)

Ryerson Futures Inc. (not-for-profit)

Scale Up Ventures (not-for-profit)

Toronto International Film Festival

(not-for-profit)

Total compensation for 2017: $228,279

Securities held and total market value as at December 31, 2016 and 2017:

Year	Shares	DSUs	Total market value of securities		Meets share ownership target
2017	6,669	13,425	$956,876		Yes (1.4x)
2016	6,199	8,074	$610,171		No
Increase	470	5,351	$346,705
Voting results of 2017 annual meeting:
			Votes for	Votes withheld	Total votes cast
Number of votes			315,104,238	627,585	315,731,823
Percentage of votes			99.80%	0.20%	100%

Claude Mongeau

Montreal, Quebec, Canada

Claude Mongeau is a corporate director He served as President and Chief Executive Officer of Canadian National Railway Company (CN) from 2010 to 2016. During his 22-year career at CN, he also served as Executive Vice-President and Chief Financial Officer from 2000 to 2009, Senior Vice-President and Chief Financial Officer from 1999 to 2000, Vice-President, Strategic and Financial Planning from 1995 to 1999, and Assistant Vice-President, Corporate Development from 1994 to 1995. Claude holds a Bachelor of Arts (Psychology) from the University of Quebec and an MBA from McGill University

Age: 56

Director since: 2017

Independent

TELUS Committees:
• Audit[1]

Areas of expertise:	Attendance record – 100% Board – 3 of 3[1] Audit – 2 of 2[1]

Current directorships

Cenovus Energy Inc. (public)

The Toronto-Dominion Bank (public)

Past directorships (2012 to 2017)

Canadian National Railway Company (public)

SNC-Lavalin Group Inc. (public)

Business Council of Canada (not-for-profit)

Advisory Committee on Cyber Security of Canada (CEO)

The Railway Industry Association of Canada (Chair) (not-for-profit)

• Senior executive/strategic leadership

• Finance and accounting

• Risk management

• Government/regulatory affairs

Total compensation for 2017:
$193,785

Securities held and total market value as at December 31, 2016 and 2017:

Year	Shares	DSUs	Total market value of securities		Meets share ownership target
2017	67,550	4,196	$3,416,545		Yes (5.2x)
2016	N/A	N/A	N/A		N/A
Increase	67,550	4,196	$3,416,545
Voting results of 2017 annual meeting:
			Votes for	Votes withheld	Total votes cast
Number of votes			315,178,244	551,300	315,729,544
Percentage of votes			99.83%	0.17%	100%

1           Claude joined the Board and the Audit Committee on May 11, 2017.

TELUS 2018 INFORMATION CIRCULAR • 19

David L. Mowat

Edmonton, Alberta, Canada

David Mowat is President and CEO of ATB Financial, a position he has held since June 2007. Prior to that, he was the CEO of Vancouver City Savings Credit Union from 2000 until 2007. In 2015, he was named Chair of the Alberta Royalty Review panel. David holds a Bachelor of Commerce from the University of British Columbia. In 2015, he received an Honorary Bachelor of Business Administration from the Southern Alberta Institute of Technology and in 2017 he received an Honorary Doctorate of laws from the University of Alberta. In 2014, David was selected by Alberta Venture Magazine as Alberta’s Business Person of the Year.

Age: 62

Director since: 2016

Independent

TELUS Committees:	Attendance record – 100% Board – 6 of 6 Audit – 5 of 5 Human Resources and Compensation – 2 of 2[1]

Current directorships

AltaCorp Capital Inc. (ATB subsidiary)

Alberta Blue Cross (not-for-profit)

National Music Centre (not-for-profit)

Citadel Theatre (Vice-Chair) (not-for-profit)

Edmonton Cultural Trust Foundation (Chair)

(not-for-profit)

Past directorships (2012 to 2017)

STARS Air Ambulance Society (Chair)

(not-for-profit)

• Audit

• Human Resources and Compensation

Areas of expertise:

• Senior executive/strategic leadership

• Finance and accounting

• Retail/customer experience
• Risk management

Total compensation for 2017: $227,122

Securities held and total market value as at December 31, 2016 and 2017:
Year	Shares	DSUs	Total market value of securities		Meets share ownership target
2017	5,615	9,884	$738,062		Yes (1.1x)
2016	2,500	4,694	$307,544		No
Increase	3,115	5,190	$430,518
Voting results of 2017 annual meeting:
			Votes for	Votes withheld	Total votes cast
Number of votes			315,197,678	523,666	315,721,344
Percentage of votes			99.83%	0.17%	100%

1           David joined the Human Resources and Compensation Committee on May 11, 2017

Marc Parent

Montreal, Quebec, Canada

Marc Parent is the President and CEO of CAE Inc., a position he has held since October 2009. Prior to that, he held several leadership positions at CAE since joining in February 2005, including Group President, Simulation Products and Military Training & Services, and Executive Vice President and Chief Operating Officer. He has over 30 years of experience in the aerospace industry, having previously held positions with Canadair and Bombardier Aerospace in Canada and the U.S. He currently sits on the Board of Directors of the Business Council of Canada and the Aerospace Industries Association of Canada (AIAC). Marc earned a degree in engineering from École Polytechnique de Montréal and is a graduate of the Harvard Business School Advanced Management Program. He was honoured in 1999 as one of Canada’s Top 40 under 40 leaders, and holds an Honorary Doctorate from École Polytechnique de Montréal. In February 2011, Marc was named Canadian Defence Review’s first ever Defence Executive of the Year. In 2016, he was awarded the Prix Mérite 2016 of the Association of Polytechnique de Montréal Graduates.

Age: 57

Director since: 2017

Independent

TELUS Committees:
• Audit[1]

Areas of expertise:
• Senior executive/strategic leadership
• Executive compensation/HR	Attendance record – 100% Board – 2 of 2[1] Audit – 1 of 1[1]

Current directorships

CAE Inc. (public)

Aerospace Industries Association of Canada (not-for-profit)

Business Council of Canada (not-for-profit)

Past directorships (2012 to 2017)

Aero Montreal: Quebec Aerospace Cluster

(not-for-profit)

Canadian Association of Defence and Security Industries (not-for-profit)

• Technology and/or industry knowledge
• Finance and accounting

Total compensation for 2017: $73,951

Securities held and total market value as at December 31, 2016 and 2017:
Year	Shares	DSUs	Total market value of securities	Meets share ownership target
2017	–	1,553	$73,954	No (he has until November 7, 2022 to reach the target)
2016	N/A	N/A	N/A	N/A
Increase	–	1,553	$73,954
Voting results of 2017 annual meeting:
N/A

1         Marc joined the Board and the Audit Committee on November 7, 2017.

20 • TELUS 2018 INFORMATION CIRCULAR

ABOUT OUR BOARD OF DIRECTORS

Information about our directors not standing for re-election

As noted on page 10, John Lacey will be retiring from the Board in May 2018. As of December 31, 2017, John had an attendance record of 92 per cent. John is a member of our Human Resources and Compensation and Corporate Governance Committees. We thank John for his exceptional contributions to TELUS.

Additional disclosure related to directors

Cease trade orders, bankruptcies, penalties or sanctions

Except as noted, within the 10 years ended March 7, 2018, TELUS is not aware of any proposed director of TELUS who had been a director or executive officer of any issuer which, while that person was acting in that capacity or within a year of ceasing to act in that capacity, became bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

•        John Manley and Claude Mongeau were directors of Nortel Networks Corporation and Nortel Networks Limited (together, the Nortel Companies) when the Nortel Companies and certain other Canadian subsidiaries initiated creditor protection proceedings under the CCAA in Canada on January 14, 2009. Certain U.S. subsidiaries filed voluntary petitions in the United States under Chapter 11 of the U.S. Bankruptcy Code, and certain European, Middle Eastern and African subsidiaries made consequential filings in Europe and the Middle East. These proceedings are ongoing. John and Claude resigned as directors of the Nortel Companies on August 10, 2009.

Within the 10 years ended March 7, 2018, TELUS is not aware of any proposed director of TELUS who had been a director, chief executive officer or chief financial officer of any issuer which was subject to an order (including a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation) that was issued while the director was acting in such capacity, or that was issued after the director ceased to be acting in such capacity and which resulted from an event that occurred while the director was acting in such capacity.

Director compensation

Principles

Our Corporate Governance Committee is responsible for reviewing directors’ compensation and recommending changes to the Board as appropriate. In determining the appropriate level and mix in directors’ compensation, the Committee is guided by the following compensation principles:

•        We target cash compensation for directors at the 50th percentile and total compensation at the 65th percentile of the selected comparator group

•        A flat fee structure aligns with the changing role of directors and the continuous nature of their contributions

•        Equity is an important element of compensation to emphasize alignment with the interests of Shareholders

•        Equity pay is determined by reference to a specified value rather than a specified number of DSUs to better reflect market value at the time of grant

•        The level of compensation must be sufficient to attract and retain highly qualified directors with a sufficient range of skills, expertise and experience

•        Compensation is reviewed each year to ensure that it remains appropriate and aligned with the market.

TELUS 2018 INFORMATION CIRCULAR • 21

Benchmarking

In conducting the annual benchmarking of compensation, the Corporate Governance Committee relates the mix and level of compensation for directors to the mix and level for directors of a comparator group consisting of Canadian public companies in similar industries, as well as other Canadian public companies of comparable complexity, governance and size in different industries. In selecting the comparator group, the Committee also takes into account the composition of the comparator group selected for benchmarking executive compensation. The Committee engages an external consultant to assist in the selection of an appropriate comparator group and to collect market data on director compensation. Meridian Compensation Partners LLC (Meridian) was the consultant engaged to benchmark 2017 compensation. See page 50 for more information about Meridian and the services it provides. After reviewing market data and applying the compensation principles adopted by the

Company, the Committee makes its recommendations to the Board for director compensation for the following year.

The comparator group selected to benchmark 2017 director compensation is listed in the table below. It is the same group as the one used in 2016 except that, for 2017, the Committee added SNC-Lavalin Inc. The comparator group was selected by screening for companies with revenue and market capitalization in an approximate range of one-third to three times TELUS’ trailing 12-month revenue and market capitalization. The 2017 director comparator group is also identical to the comparator group used to benchmark 2017 executive compensation, except for the addition of SNC-Lavalin and two financial institutions, as TELUS regularly competes with these companies to attract candidates for the Board. For 2018, the comparator group will be identical to the group used for 2017, except that Agrium Inc. and Potash Corp. will be replaced with Nutrien Ltd., the new entity created from the merger of Agrium and Potash.

Comparator group for benchmarking 2017 director compensation
Agrium Inc. (fertilizers and agricultural chemicals)	Potash Corp. of Saskatchewan Inc. (fertilizers and agricultural chemicals)
BCE Inc. (telecommunications services and media)	Quebecor Inc. (telecommunications services and media)
CIBC (diversified banking)	Rogers Communications Inc. (telecommunications services and media)
Canadian National Railway Company (railroads)	Shaw Communications Inc. (telecommunications services)
Canadian Tire Corporation (general merchandise)	SNC-Lavalin Inc. (construction and engineering)
Cenovus Energy Inc. (integrated oil and gas)	Suncor Energy Inc. (integrated oil and gas)
CGI Group Inc. (IT consulting and systems integration)	Teck Resources Limited (diversified metals and mining)
Enbridge Inc. (oil and gas storage and transportation)	Thomson Reuters Corp. (publishing)
Encana Corporation (oil and gas exploration and production)	Toronto-Dominion Bank (diversified banking)
Finning International Inc. (trading companies and distributors)	TransCanada Corporation (oil and gas storage and transportation)
Loblaw Companies Limited (food retail)

Components of compensation

In 2014, the Board approved a tiered flat fee structure for our non-management directors. The Board believes that a flat fee structure is better aligned with the changing role of directors and is more reflective of the continuous nature of their contributions throughout the year (rather than a fee structure based on attendance at meetings). Directors often provide advice outside of meetings, continuously keep abreast of developments affecting the Company and identify opportunities for the Company. As well, they must be attentive to the best interests of the Company at all times. In accordance with the TELUS Board Policy Manual, directors must maintain an excellent Board and committee meeting attendance record and strive for 100 per cent attendance.

This tiered flat fee structure takes into account the different responsibilities of the chairs of each committee and the Board Chair, while eliminating all board and committee member fees except where attendance is required at more than a specified number of meetings.

If the directors are required to attend (i) more than 10 Board meetings in a calendar year, (ii) more than 10 Audit Committee meetings in a calendar year, or (iii) for committees other than the Audit Committee, more than nine committee meetings in a calendar year, then such non-management directors will be paid an additional fee of $1,500 cash for each such additional Board or committee meeting attended. Additional meeting fees may also be paid for service on a special committee.

22 • TELUS 2018 INFORMATION CIRCULAR

ABOUT OUR BOARD OF DIRECTORS

The components of the tiered flat fee annual retainer structure (to be paid 40 per cent in cash and 60 per cent in DSUs) are shown in the following table.

	Compensation ($)
Tier	Cash (40%)	DSUs (60%)	Annual retainer
Non-management directors, including committee service	90,000	130,000	220,000
Chair of Pension Committee or Corporate Governance Committee	95,000	140,000	235,000
Chair of Audit Committee or Human Resources and Compensation Committee	100,000	150,000	250,000
Chair of the Board	200,000	300,000	500,000

Directors may elect to receive the cash portion of their annual retainers and additional meeting fees, if any, in any combination of cash, DSUs and Shares, subject to a requirement that 50 per cent of the cash portion of their annual retainer must be paid in DSUs or directed to the purchase of Shares until they meet the minimum share ownership target noted on page 24. Each non-management director is also entitled to reimbursement for certain telecommunications services and products, subject to a specified cap, and to receive $1,500 for return travel in excess of six hours to attend Board meetings.

2017 actual compensation

The total compensation paid to non-management directors for the year ended December 31, 2017 is shown in the table below.

	Fees earned ($)		Share-based
	Annual		awards	All other
	retainer		(DSUs)	compensation[3]	Total
Directors[1]	(cash)	Travel fee[2]	($)	($)	($)

Dick Auchinleck	200,000	3,000	300,000	7,526	510,526
Micheline Bouchard[4]	32,390	1,500	–	6,333	40,223
Ray Chan	90,000	1,500	130,000	5,423	226,923
Stockwell Day	95,000	3,000	140,000	7,700	245,700
Lisa de Wilde	90,000	3,000	130,000	4,292	227,292
Mary Jo Haddad[5]	96,401	3,000	150,000	6,274	255,675
Kathy Kinloch[6]	57,609	3,000	130,000	7,533	198,142
John Lacey[5]	93,598	3,000	130,000	2,604	229,202
Bill MacKinnon	100,000	3,000	150,000	500	253,500
John Manley	95,000	1,500	140,000	2,079	238,579
Sabi Marwah	90,000	3,000	130,000	5,279	228,279
Claude Mongeau[7]	57,609	1,500	130,000	4,676	193,785
David Mowat	90,000	3,000	130,000	4,122	227,122
Marc Parent[8]	13,451	–	60,000	500	73,951

1           Darren Entwistle does not receive compensation for services as a director. Compensation disclosure for Darren is on page 83.

2           Directors are paid an additional $1,500 per meeting for travel in excess of six hours (return) from their principal residence to attend a Board meeting. This is paid in either cash or DSUs, depending on the director’s election.

3           Includes charitable donations of up to $500 per year made in the director’s name, telecom concessions such as phone and Internet services, equipment such as smartphones and tablets, and reimbursement for continuing education. These amounts are paid in cash.

4           Micheline retired from the Board on May 11, 2017.

5           Mary Jo became Chair of the Human Resources and Compensation Committee on May 11, 2017 after John stepped down as Chair on May 10, 2017.

6           Kathy joined the Board on May 11, 2017.

7           Claude joined the Board on May 11, 2017.

8           Marc joined the Board on November 7, 2017.

TELUS 2018 INFORMATION CIRCULAR • 23

Director equity ownership target and ownership

All non-management directors are required to reach an equity ownership target equal to three times the annual retainer ($660,000) within five years of their appointment date. When Dick Auchinleck became Chair of the Board, his ownership target was increased to five times his annual retainer ($2,500,000). DSUs are included in calculating whether a director has met the equity ownership target. The equity ownership target for the CEO is equal to seven times his base salary.

All of the current non-management directors have exceeded the ownership target, other than Kathy Kinloch and Marc Parent, who have until May 11, 2020 and November 7, 2020, respectively, to meet the target. The actual number of Shares and DSUs owned or controlled by each non-management director as at December 31, 2016 and December 31, 2017, as well as their total market value, can be found in Director profiles on pages 12 to 20. Information for Darren is on page 82.

Director share-based awards

Below is a summary of all share-based awards outstanding as at December 31, 2017 for each current non-management director. TELUS does not grant options to non-management directors. All share-based awards granted to current non-management directors were vested as at December 31, 2017. Information regarding share-based awards for Darren is on page 85.

		Share-based awards[1]
		Market or payout value of
	Number of DSUs	vested share-based awards	Value granted
Name	that have vested[2]	not paid out or distributed ($)[3]	in-year ($)[3]
Dick Auchinleck	172,149	8,197,735	658,299
Ray Chan	16,802	800,111	166,813
Stockwell Day	28,054	1,335,931	200,052
Lisa de Wilde	14,311	681,490	209,052
Mary Jo Haddad	21,736	1,035,068	298,339
Kathy Kinloch	4,228	201,337	201,337
John Lacey	122,827	5,849,022	433,675
Bill MacKinnon	56,044	2,668,815	267,720
John Manley	34,902	1,622,033	312,387
Sabi Marwah	13,425	639,299	254,815
Claude Mongeau	4,196	199,814	199,814
David Mowat	9,884	470,676	247,148
Marc Parent	1,553	73,954	73,954

1           Share-based awards are DSUs as at December 31, 2017.

2           DSUs are valued and paid out within a certain period of time after the director ceases to be a director, as elected by him or her, in accordance with the terms of the Directors Deferred Share Unit Plan. See page 98. Includes additional DSUs equivalent in value to the dividends paid on Shares, which were credited in-year.

3           Based on the closing price of Shares ($47.62) on December 29, 2017, which was the last trading day before December 31, 2017. Includes additional DSUs equivalent in value to the dividends paid on Shares, which were credited in-year.

24 • TELUS 2018 INFORMATION CIRCULAR

Corporate governance

Corporate governance in 2017

At TELUS, our commitment to high standards in corporate governance means that we are constantly evolving our practices and pursuing greater transparency and integrity in everything we do. In 2017, we continued to evolve our practices in our pursuit of excellence and increased investor confidence. Some of these initiatives are highlighted below.

CEO succession planning

As a priority for 2016 and 2017, the Board invested significant time in conducting a comprehensive review of the President and Chief Executive Officer (CEO) succession planning, which included a review of the process itself, as well as a review of the leadership skills and experience being sought and developed in candidates for the role of CEO. In particular, the Board examined the progress made against prior high-potential development plans. The Board also discussed in great detail the strengths and development opportunities of the current candidates for the role of CEO, as well as the strengths and development opportunities of the next generation of Executive Leadership Team (ELT) and CEO candidates. For more information on succession planning, see page 51.

Board and committee succession planning

In 2017, the Corporate Governance Committee continued its efforts to recruit additional directors as part of its succession planning for the Board, resulting in the recruitment of three new directors. We are actively seeking to add another female director to our Board before the end of 2018.

Our newest Board member, Marc Parent, President and CEO of CAE Inc., was appointed to the Board on November 7, 2017. Marc has significant strategic expertise and technology knowledge, as well as experience in executive compensation and HR. His expertise and experience are aligned with our need for those skills and his roots in Quebec are aligned with our goal to attain greater representation in that province.

Our two other new directors, Kathy Kinloch and Claude Mongeau, were elected by our Shareholders at our 2017 annual meeting.

Kathy is the President of the B.C. Institute of Technology. She has considerable expertise and experience in the healthcare sector, an industry in which the Company has significant investments and plans for future development. Kathy also has very strong connections to the community in British Columbia, which is aligned with our community interests and goals in that province.

Claude is the former President and CEO of Canadian National Railway Company. He brings significant strategic expertise and operational experience in key markets, as well as expertise in finance, governance, and government and regulatory affairs.

The nomination and appointment of these three individuals over the past year aligns with the prioritized skills and attributes that the Corporate Governance Committee identified early in 2016, which include technology and/or industry knowledge, retail experience, geographic representation in Western Canada and Quebec, and gender diversity. The Corporate Governance Committee continues to review and assess the skills gaps and priorities of the Board when it reviews its list of director candidates.

The Corporate Governance Committee also continued the implementation of its committee chair succession process in 2017. This resulted in Mary Jo Haddad joining the Human Resources and Compensation Committee in May 2016, with a view to becoming Chair of that committee in May 2017. With Mary Jo’s membership on the committee, and John Lacey’s continued service as Chair, the Board ensured a smooth transition in accordance with the principles guiding the committee succession planning process, namely continuity and consistency. John remained on the Human Resources and Compensation Committee after Mary Jo’s appointment in May 2017 and continued to assist in the transition process.

Board diversity

The Board first adopted a diversity policy and targets for the Board in 2013. The Board furthered its leadership on diversity in 2015 by having the principles of the Board diversity policy apply to the committee composition succession process, such that diversity considerations are taken into account when determining the optimum composition and mix of skills for each committee. For more disclosure on our Board diversity policy and the representation of women on the Board and in executive officer positions, see page 35.

TELUS 2018 INFORMATION CIRCULAR • 25

In February 2016, the Board reframed its diversity objectives and expressed them in terms of a minimum percentage of both men and women, reflecting the principle that a board that consists entirely of women is no more diverse than a board that consists entirely of men. The Board also accelerated the target date for achieving a minimum of each gender representing 30 per cent of the independent directors from 2019 to 2018. TELUS’ diversity objective now states that diverse members will represent not less than 30 per cent of the Board’s independent members by May 2017, with a minimum of each gender representing not less than 30 per cent of such members by 2018. Based on our current nominees, we have achieved our diversity target, with 42 per cent (five nominees) of our independent directors representing diversity, exceeding our goal of 30 per cent. As well, 25 per cent (three nominees) of our independent directors are women and we intend to meet our goal of having 30 per cent of each gender represented in 2018. Currently, we are actively seeking to add another female director to our Board.

Interlock policy

The Board has an interlock policy in place which states that no more than two of our directors should serve on the same public company board or committee (other than TELUS), unless otherwise agreed by the Board. In February 2016, the Board approved an amendment to this policy to clarify those factors the Corporate Governance Committee should consider in making a recommendation to permit additional interlocks. In considering whether or not to permit more than two directors to serve on the same board or committee (other than TELUS), the Corporate Governance Committee will take into account all relevant considerations including, in particular, the total number of Board interlocks at that time and the strategic requirements of TELUS. See page 32 for a list of current Board interlocks.

Board evaluation

In 2015, the Corporate Governance Committee engaged an external governance consultant, Elizabeth Watson of Watson Inc., to assist with a comprehensive review of the Board, committee and director evaluation surveys and to obtain feedback on its processes from an outside perspective. She reviewed Board, committee and director evaluation surveys from prior years, as well as the process used for the surveys, and considered the evaluation approach, objectives, key topics, Board involvement, presentation of the results and action plan.

Following receipt and discussion of her report, the Board implemented changes to the evaluation process. A multi-year plan was adopted that alternates the focus of questionnaires and interviews over a two-year period. New questionnaires were approved to collect more qualitative feedback on Board and director performance, while retaining some quantitative elements. A new approach was also adopted to provide a structured analysis and debriefing to the Board on the results of the evaluations and interviews to obtain feedback and develop an action plan. In 2017, the Board reviewed its performance and effectiveness, as well as conducted peer evaluations. In 2018, the Board will evaluate the performance of the committees, the committee chairs and the Chair of the Board and will conduct peer evaluations. This multi-year approach allows for deeper discussion of the findings and the action plan. The Corporate Governance Committee monitors progress on the action plan in collaboration with the Chair and the CEO.

For more information on the Board evaluation process, see page 34.

Recognition for corporate governance

Our efforts to provide transparent disclosure and reporting continue to be externally recognized. In 2017, we received the Award of Excellence in Corporate Governance Disclosure and a Gold Award in Corporate Reporting from the Chartered Professional Accountants of Canada. In addition, our 2016 annual report placed first in the world in the telecommunications sector in the 2017 Annual Report on Annual Reports by ReportWatch, an international ranking by industry sector.

26 • TELUS 2018 INFORMATION CIRCULAR

CORPORATE GOVERNANCE

Statement of TELUS’ corporate governance practices

We are committed to effective and sound practices in corporate governance and regularly assess emerging best practices. We are also committed to transparent disclosure of our corporate governance practices and to providing voluntary disclosure that goes beyond what is required.

TELUS complies with all applicable Canadian and U.S. corporate governance rules, regulations and policies. Although not required to do so, TELUS has voluntarily adopted the expanded definition of independence in Section 303A of the New York Stock Exchange Governance Standards (the NYSE governance rules). We are also in substantial compliance with most of the provisions of the NYSE governance rules that are not mandatory for foreign private issuers, including the NYSE requirements regarding the independence of compensation committee members, except as indicated below.

With respect to Shareholders’ approval of security-based compensation arrangements, TELUS follows the Toronto Stock Exchange (TSX) rules, which require Shareholders’ approval of security-based compensation arrangements and material amendments only if they involve newly issued securities. This is in contrast to the NYSE governance rules, which generally require Shareholders’ approval of all equity-based compensation arrangements regardless of whether they involve newly issued securities or securities purchased in the open market.

TELUS follows many (but not all) of the incremental disclosure provisions under the NYSE governance rules.

Disclosure of TELUS’ practices against the Governance Disclosure Rule
(NI 58-101 – Disclosure of Corporate Governance Practices)

Board of Directors

Oversight and mandate

The Board is responsible for the stewardship of the Company and overseeing the management of the Company’s business and affairs.

The Board has adopted the TELUS Board Policy Manual to assist Board members in fulfilling their obligations, both individually and collectively, and to set out the expectations for the Board, Board committees, individual directors, the Chair, the committee chairs and the CEO. The terms of reference for the Board of Directors are contained in the manual and attached as Appendix A to this information circular. A copy of the TELUS Board Policy Manual is available at telus.com/governance.

One of the Board’s key mandates is to oversee the Company’s objectives and goals. The corporate priorities and the plan to achieve those priorities are approved by the Board each December. Critical to this process is the Board’s annual strategic advance meeting, held over three days at the beginning of August, at which the Board and management hold comprehensive discussions on the strategic plan, as well as progress toward our operational and financial targets and our corporate priorities. The August meeting, as well as other activities during the course of the year, provide opportunities for our directors to meet with members of the senior leadership team below the executive level to enhance their understanding of our business and their participation in executive succession planning.

Another key mandate of the Board is to oversee the timely identification of material risks to the Company’s business and the implementation of appropriate systems and processes to identify, monitor and manage material risks. For a detailed explanation of the material risks applicable to TELUS and its affiliates, see Sections 9 and 10 of Management’s discussion and analysis in the TELUS 2017 annual report. To meet its obligations in this regard, the Board annually reviews and assesses the quality and adequacy of risk-related information provided to the Board by management and annually reviews the allocation of risk oversight among the Board and each of its committees to ensure that the risk oversight function is coordinated. The Board, through its committees, also receives quarterly updates on business risks and key risk mitigation activities. In addition, the Audit Committee reviews the key risk profile each quarter and approves the internal audit plan on an annual basis. Finally, the directors participate in the identification of our key enterprise risks. Through an internal risk and control assessment survey, each director identifies key enterprise risks and provides his or her perception of TELUS’ risk tolerance in key risk areas.

TELUS 2018 INFORMATION CIRCULAR • 27

Management incorporates the Board’s input into its annual enterprise risk and control assessment, which is then used to identify and prioritize key enterprise risks and develop risk mitigation plans annually.

To further delineate the Board’s responsibilities, the Board has adopted a delegation policy under which it delegates certain decisions to management. This policy provides guidance to the Board and management on matters requiring Board approval, including major capital expenditures, acquisitions, investments and divestitures.

Committees

To help the Board fulfill its duties and responsibilities, the Board delegates certain powers, duties and responsibilities to committees to ensure a full review of certain matters. The committees of the Board include the Audit, Corporate Governance, Pension, and Human Resources and Compensation Committees.

Each committee has terms of reference that set out its mandate, duties and scope of authority, and each committee reports to the Board on its activities on a regular basis. In addition, each committee uses an annual work plan to guide its deliberations during the course of the year. Finally, each committee has the authority to retain external advisors at TELUS’ expense in connection with its responsibilities. The Human Resources and Compensation Committee (Compensation Committee) retained Meridian Compensation Partners LLC (Meridian) in 2010 as its independent external executive compensation consultant. A description of Meridian’s work for the Compensation Committee is on pages 50 and 51. Since 2011, the Corporate Governance Committee has retained Meridian to assist in the annual market study of directors’ compensation (see page 22).

We believe our directors should have exposure to different committees to ensure that they develop a broad Company perspective. Our committee succession planning principles include facilitating consistency and continuity, having a common director on the Compensation Committee and Pension Committee (to provide a direct linkage on related matters), having an ex-Audit Committee member on the Pension Committee, and having former committee chairs acting as emergency committee chairs, if required. In 2015, the Corporate Governance Committee approved the following additional planning principles:

•    New directors will serve only on the Audit Committee for the first year, and thereafter serve on two committees

•    The Chairs of the Audit and Compensation Committees will only serve on their respective committees of the Board, in consideration of the extra responsibilities associated with those roles

•    The principles of our diversity policy should apply to the committee composition succession process to ensure that diversity considerations are taken into account when determining the optimum composition and mix of skills for each committee.

Accordingly, the Corporate Governance Committee reviews the composition of the committees annually and considers the desirability of rotating directors among committees. For instance, since joining in 2003, Dick Auchinleck has served on each committee, with his longest tenure being on the Corporate Governance Committee (10 years), while Stockwell Day has served on three of the four committees, with his longest tenure being on the Compensation Committee and the Pension Committee (both four years). Ray Chan joined the Board in 2013 and was on the Audit Committee for four years, as well as the Compensation Committee. He stepped down from the Audit Committee in May 2017 and joined the Pension Committee to gain exposure to a different area of the Company and to lend his financial expertise to this committee.

The Corporate Governance Committee continued the implementation of its committee chair succession process in 2017, resulting in the rotation of Mary Jo Haddad onto the Compensation Committee in May 2016 to allow for a year of overlap and transition as Mary Jo prepared to become the Chair of this committee in May 2017 With this rotation, and the continued service by John as Chair of the Compensation Committee, the Board ensured a smooth transition in accordance with the principles guiding the committee succession planning process, namely continuity and consistency. John remained on the Compensation Committee after Mary Jo’s appointment and continued to assist in the transition process.

28 • TELUS 2018 INFORMATION CIRCULAR

CORPORATE GOVERNANCE

The following table provides an overview of our current Board committees. Management directors do not serve on any committee and, as Chair, Dick Auchinleck is not a member of any committee but regularly attends committee meetings.

		Human
		Resources and	Corporate		Year first
	Audit	Compensation	Governance	Pension	appointed
Name	Committee	Committee	Committee	Committee	to Board	Independent
Dick Auchinleck					2003	Yes
Ray Chan		X		X	2013	Yes
Stockwell Day		X		X (Chair)	2011	Yes
Lisa de Wilde			X	X	2015	Yes
Mary Jo Haddad		X (Chair)			2014	Yes
Kathy Kinloch	X				2017	Yes
John Lacey[1]		X	X		2000	Yes
Bill MacKinnon	X (Chair)				2009	Yes
John Manley			X (Chair)	X	2012	Yes
Sabi Marwah	X		X		2015	Yes
Claude Mongeau	X				2017	Yes
David Mowat	X	X			2016	Yes
Marc Parent	X				2017	Yes

1     John will retire from the Board in May 2018.

For more information about our standing committees, see Committee reports starting on page 42.

Independence

The Board determines independence using a set of criteria that goes beyond applicable securities rules and has chosen to voluntarily comply with all elements of the independence test pronounced by the NYSE, including those that are not binding on TELUS. Accordingly, the independence tests applied by the Board comply with the applicable Canadian and U.S. governance rules and the NYSE governance rules. The Board’s adoption of these criteria is reflected in the TELUS Board Policy Manual, which also requires a majority of the Board’s members to be independent. Furthermore, all committee members must be independent. Members of both the Audit and the Compensation Committees must also satisfy the more stringent independence tests set out under the applicable Canadian and U.S. governance rules and the NYSE governance rules. With respect to the Board Chair, the TELUS Board Policy Manual provides that the Chair must be independent, but if that is not desirable in the circumstances, the Board must appoint an independent Lead Director.

The Board evaluates the independence of each director by applying these expanded independence criteria to the relationship between each director and the Company based on information updated annually through a comprehensive questionnaire.

As one of Canada’s largest telecommunications companies and the incumbent local exchange carrier in certain provinces, the Company provides services to its directors and their families and to many organizations with which the directors are associated. The Board has determined that the provision of services per se does not create a material relationship between a director and the Company. Rather, in determining if there is a material relationship, the Board examines a variety of factors, including the scope of the services provided, the monetary and strategic value of those services to each party, the degree of dependence on such relationship by either party and how easily a service may be replaced. The Board considers similar factors in assessing the materiality of any relationship between the Company and any customer, supplier or lender with whom a director is associated.

TELUS 2018 INFORMATION CIRCULAR • 29

Applying the above tests and process, the Board is satisfied that, except for Darren Entwistle, there is no material relationship existing between any of the proposed directors, including the Chair, and the Company, either directly or as a partner, shareholder or officer of an organization that has a material relationship with the Company.

As a regular feature at each Board and standing committee meeting, there is an in-camera session of the independent directors. The Chair or the committee chair, as the case may be, presides over these in-camera sessions. The following table indicates the number of regularly scheduled meetings, in-camera sessions and total meetings held by our Board and each committee in 2017.

Board/Committee	Regularly scheduled meetings	In-camera sessions	Total number of meetings
Board	6	6	6
Audit Committee	5	5	5
Corporate Governance Committee	4	4	4
Human Resources and Compensation Committee	4	4	4
Pension Committee	4	4	4

Position descriptions

The Board has developed a description of the role and responsibilities of the Chair and CEO, to delineate clearly the Board’s expectations of each, and brief position descriptions for the chair of each Board committee, all of which are included in the TELUS Board Policy Manual available at telus.com/governance.

The Chair’s primary responsibility is to lead the Board in its supervision of the business and affairs of the Company and its oversight of management. His duties include facilitating the effective operation and management of the Board; providing leadership to the Board to ensure it can function independently of management as and when required; fostering the Board’s understanding of the boundaries between Board and management responsibilities; chairing in-camera meetings of the independent directors at all Board meetings; assisting the Corporate Governance Committee with the recruitment of new directors and the evaluation of the Board, its committees and its members; and facilitating the Board’s efforts to promote engagement with, and feedback from, Shareholders.

The CEO reports to the Board and bears prime responsibility for managing the business and affairs of the Company. His duties include leading the execution of the Company’s strategy; keeping the Board current on major developments; recommending the strategic direction to the Board; developing and monitoring annual business and operational plans and budgets; fostering a customers first culture that promotes ethical practices and supports individual and collective integrity; facilitating interaction between the Board and other key members of management; creating, maintaining and reviewing leadership development and succession plans for Executive Vice-Presidents (EVPs); supporting the Corporate Governance Committee in respect of recruiting new directors to the Board; supporting the Compensation Committee in respect of CEO succession planning; and developing and leading the execution of strategies with respect to relations with investors, shareholders, governments, communities and other stakeholders. In addition, the CEO is responsible for delivering on the Company’s corporate priorities, which are approved annually by the Board. His annual performance objectives relevant to compensation, which the Compensation Committee reviews and approves, supplement his mandate.

30 • TELUS 2018 INFORMATION CIRCULAR

CORPORATE GOVERNANCE

Expectations of our Board – Attendance, caps on outside service and interlocks

Our Board expects its members to devote the time, energy and effort that will be necessary for them to be effective. They should develop and expand their knowledge and understanding of our products, services and industry, participate in educational and development programs, and become effective ambassadors of the Company.

In accordance with the TELUS Board Policy Manual, the Board expects each director to attend all Board and committee meetings. The Corporate Governance Committee takes a director’s attendance into consideration during the nomination process if a director attends less than 75 per cent of Board and committee meetings held in a year (unless if due to exceptional circumstances). All of our director nominees had a 100 per cent attendance record in 2017. The table below provides a breakdown of each independent director’s attendance record.

			Human
			Resources and	Corporate
		Audit	Compensation	Governance	Pension
Name	Board	Committee	Committee	Committee	Committee	Total
Dick Auchinleck[1]	6/6	3/3				100%
Micheline Bouchard[2]	3/3		2/2		2/2	100%
Ray Chan[3]	6/6	3/3	4/4		2/2	100%
Stockwell Day	6/6		4/4		4/4	100%
Lisa de Wilde	6/6			4/4	4/4	100%
Mary Jo Haddad[4]	6/6		4/4	2/2		100%
Kathy Kinloch[5]	3/3	2/2				100%
John Lacey[6]	5/6		4/4	2/2		92%
Bill MacKinnon	6/6	5/5				100%
John Manley	6/6			4/4	4/4	100%
Sabi Marwah	6/6	5/5		4/4		100%
Claude Mongeau[5]	3/3	2/2				100%
David Mowat[7]	6/6	5/5	2/2			100%
Marc Parent[8]	2/2	1/1				100%

1         Dick was a member of the Audit Committee until May 11, 2017.

2         Micheline retired from the Board on May 11, 2017.

3         Ray was a member of the Audit Committee until May 11, 2017 when he joined the Pension Committee.

4         Mary Jo was a member of the Corporate Governance Committee until May 11, 2017 when she became Chair of the Human Resources and Compensation Committee and stepped down from all other committees.

5         Kathy and Claude joined the Board and Audit Committee on May 11, 2017.

6         John became a member of the Corporate Governance Committee on May 11, 2017 after he stepped down as Chair of the Human Resources and Compensation Committee.

7         David joined the Human Resources and Compensation Committee on May 11, 2017.

8         Marc joined the Board and Audit Committee on November 7, 2017.

Directors who are employed as CEOs, or in other senior executive positions on a full-time basis with a public company, should not serve on the boards of more than two public companies in addition to the Company’s Board. Directors who (i) have full-time employment with non-public companies, (ii) have full-time employment with public companies but not as CEO or in a senior executive position, or (iii) do not have full-time employment, should not serve on the boards of more than four public companies in addition to the Company’s Board. TELUS’ CEO should not serve on the boards of more than two other public companies and should not serve on the board of any other public company where the CEO of that other company serves on the TELUS Board.

TELUS 2018 INFORMATION CIRCULAR • 31

The Board has also limited the number of directors who can serve on the same board or committee of a publicly traded company to two, unless otherwise agreed to by the Board. In 2016, the Board clarified what the Corporate Governance Committee should consider when making its recommendation to permit more than two directors to serve on the same board or committee. Specifically, it will take into account all relevant considerations, including, in particular, the total number of Board interlocks at that time and the strategic requirements of TELUS. The table below shows which TELUS director nominees served together on other public company boards as at March 7, 2018.

Company	TELUS director	Committees
Toronto-Dominion Bank	Mary Jo Haddad	Human Resources Committee
	Claude Mongeau	Audit Committee
CAE Inc.	John Manley	Human Resources Committee
Governance Committee
	Marc Parent	Not applicable

Size and composition of the Board, nomination of directors and term limits

The Corporate Governance Committee is responsible for making annual recommendations to the Board regarding the size and composition of the Board and its committees. It also proposes new nominees for election as directors.

When considering the Board’s size and composition, the Corporate Governance Committee and the Board have two primary objectives:

•                  To form an effectively functioning Board that presents a diversity of views and business experience

•                  To select a size that is sufficiently small for the Board to operate effectively, but large enough to ensure there is enough capacity to fully meet the demands of the Board and its four committees and to ensure transition when new members are elected or appointed.

The Board believes that a board of directors consisting of between 12 and 16 members promotes effectiveness and efficiency.

The Corporate Governance Committee regularly reviews the profile of the Board, including the average age and tenure of individual directors, diversity, geography and the representation of various areas of expertise. The objective is to have a sufficient range of skills, expertise and experience to ensure the Board can carry out its responsibilities effectively while facilitating transition following new appointments. The Board also strives to achieve a balance between the need to have a depth of institutional experience and knowledge available from its members and the need for renewal and new perspectives. Succession planning for the Board, in line with those objectives, has been a key focus of the Corporate Governance Committee and the Board in recent years. Each year, between 2011 and 2017, a Board member has retired and at least one new member has joined. In 2017, one Board member retired and three new members joined the Board. In 2018, one Board member will retire and we intend to add one new director later in the year. Achieving balance between institutional experience and renewal through effective and smooth succession planning is particularly important in light of the significant and continuing changes that the business of the Company experiences, the average age and tenure of current Board members, and the recent changes in Board membership.

The Board does not have a mandatory age limit, but it does have a term limit policy that requires directors who join the Board after January 1, 2013 to tender their resignation to the Corporate Governance Committee after 15 years of service. The Corporate Governance Committee has the discretion to recommend that the Board extend a director’s term for such period as the Corporate Governance Committee deems appropriate, if it is in the best interests of TELUS to do so. The term limit policy does not replace the rigorous annual performance assessment process that takes place under the leadership of the Corporate Governance Committee (see page 34 for further details). In conjunction with the Board evaluation and as part of the succession planning process, directors are also canvassed on their intention to retire from the Board in order to identify impending vacancies as far in advance as possible.

32 • TELUS 2018 INFORMATION CIRCULAR

CORPORATE GOVERNANCE

The Board succession planning process also involves maintaining a skills matrix, which helps the Corporate Governance Committee and the Board identify any gaps in the skills and competencies considered most relevant for the Company. Each director is asked to indicate the skills and competencies that each director, including themselves, has demonstrated. The following table lists the top four competencies of our nominees, together with their age range, tenure, official languages spoken and residency.

Gender		Location				Years on Board			Age			Language		Top four compentencies[1]

Dick Auchinleck	M	x						x		x		x		x		x	x			x
Ray Chan	M		x			x				x		x		x	x	x				x
Stockwell Day	M	x					x			x		x	x	x			x			x	x
Lisa de Wilde	F			x		x				x		x	x	x			x	x			x
Darren Entwistle	M	x						x	x			x	x	x			x	x	x
Mary Jo Haddad	F			x		x				x		x		x		x	x	x
Kathy Kinloch	F	x				x				x		x		x			x	x			x
Bill MacKinnon	M			x			x				x	x		x	x	x				x
John Manley	M			x			x			x		x	x	x			x			x	x
Sabi Marwah	M			x		x				x		x		x	x				x	x
Claude Mongeau	M				x	x			x			x	x	x	x					x	x
David Mowat	M		x			x				x		x		x	x				x	x
Marc Parent	M				x	x			x			x	x	x	x	x		x

1   Definition of skills and competencies:

•   Senior executive/strategic leadership – Experience as a senior executive of a public company or other major organization; experience driving strategic direction and leading growth

•   Finance and accounting – Experience with, or understanding of, financial accounting and reporting, and corporate finance, as well as familiarity with internal financial/accounting controls and IFRS

•   Executive compensation/HR – Experience with, or understanding of, executive compensation, talent management/retention and succession planning

•   Governance – Experience with, or understanding of, leading governance/corporate responsibility practices with a public company or other major organization; experience leading a culture of accountability and transparency

•   Technology and/or industry knowledge – Knowledge of relevant emerging technologies, including information and telecom technology, and knowledge of telecommunications or content and/or health information industries, including strategic context, market competitors and business issues facing those industries

•   Retail/customer experience – Experience with, or understanding of, the mass consumer industry (whether directly or indirectly through retail channels)

•   Risk management – Experience with, or understanding of, internal risk controls, risk assessments and reporting

•   Government/regulatory affairs – Experience with, or understanding of, government and public policy, federally and/or provincially.

In 2017, the Corporate Governance Committee prioritized the following skills and attributes – gender diversity, technology and/or industry knowledge, retail experience, geographic representation in Western Canada and Quebec – in connection with its search for additional directors.

Recruiting new directors

The Corporate Governance Committee maintains an evergreen list of potential candidates. The directors, the CEO and external professional search organizations regularly identify additional candidates for consideration by the Corporate Governance Committee. In 2016 and 2017, the Committee engaged an external recruitment specialist to assist with the recruitment process.

When recruiting new directors, the Corporate Governance Committee considers candidates on merit taking into account the vision and business strategy of the Company; the skills and competencies of the current directors and the existence of any gaps; and the attributes, knowledge and experience new directors should have in order to best advance the Company’s business plan and strategies.

TELUS 2018 INFORMATION CIRCULAR • 33

Consistent with the Board diversity policy, the Corporate Governance Committee also takes into account diversity considerations, such as gender, geography, age and ethnicity, with a view to ensuring that the Board benefits from the broader exchange of perspectives made possible by diversity of thought, background, skills and experience.

The Committee reviews the list of candidates at each regularly scheduled meeting to identify top candidates and requests that the CEO conduct an initial meeting with such candidates. As the next step, candidates deemed to be most suited for the Board meet with the Chair of the Board, the Chair of the Corporate Governance Committee and, if deemed appropriate, other members of the Board and the TELUS executive team.

Approval

The Corporate Governance Committee reports to the Board throughout the process. It then puts forward its recommendation for new directors to the Board for approval. The financial literacy and independence of the candidates are also assessed before Board approval.

Board evaluation

To support Board succession planning and Board renewal, the Corporate Governance Committee, together with the Chair, carries out an assessment of the Board and the directors as provided in the TELUS Board Policy Manual. In addition to succession planning, the evaluation process assists the Board in:

•                  Assessing its overall performance and measuring the contributions made by the Board as a whole, by each committee and by each director

•                  Evaluating the mechanisms in place for the Board and each committee to operate effectively and make decisions in the best interests of the Company

•                  Improving the overall performance of the Board by assisting individual directors to build on their strengths

•                  Identifying gaps in skills and educational opportunities for the Board and individual directors in the coming year.

The Corporate Governance Committee reviews the adequacy of the evaluation process annually, with input from the Chair, and recommends any changes to the Board for approval. As noted on page 26, in 2015 the Board approved a multi-year evaluation approach to Board, committee and Chair evaluations by alternating the focus of the questionnaires and interviews over a two-year period. In 2017, the Board reviewed its performance and effectiveness, and conducted a peer evaluation. In 2018, the Board will evaluate the performance of the committees, the committee chairs and the Chair of the Board and will also conduct peer evaluations.

How we do it

Each director completes the following:

•                  A qualitative survey regarding the effectiveness of the Board. The Board survey includes questions on Board processes, culture and dynamics, its relationship with management and Shareholder engagement. This survey also requests suggestions for improvement

•                  A questionnaire to enable directors to evaluate both themselves and their colleagues in their role as directors. It also includes an assessment of their own skills and competencies as members of the Board

•                  A questionnaire to evaluate the performance of each committee and chair of each committee. This questionnaire also evaluates the mechanisms in place that enable each committee to operate effectively

•                  A questionnaire to evaluate the performance of the Chair of the Board. The objective of the questionnaire is to assess the overall effectiveness of the Chair with respect to his or her position description and any specific Board-related goals.

As mentioned above, these questionnaires are not completed every year, as they are based on the focus of the evaluation in that particular year. In 2017, the directors completed the Board evaluation and peer assessment. Members of senior management who frequently interact with directors also completed a management assessment survey, which is designed to evaluate the overall effectiveness of the Board and its committees and chairs, the extent to which the Board and management support one another and how that support may be enhanced.

34 • TELUS 2018 INFORMATION CIRCULAR

CORPORATE GOVERNANCE

The Chief Governance Officer assembles the results of the surveys and forwards them to the Chair (except the results relating to the Chair). The Chair then conducts separate interviews with each director to discuss the results, their individual evaluation, proposed development plans and any other issues relating to the functioning of the Board. The Chair reports on the key themes and recommendations identified in the surveys and leads a discussion at meetings of both the Corporate Governance Committee and the Board. An action plan is developed to address the recommendations. The results of evaluations of the Chair of the Board are forwarded to the Chair of the Corporate Governance Committee. He or she then reports on the key themes raised in the evaluations at an in-camera session of the Committee and the independent directors of the Board held in the absence of the Chair.

For more information on our process, see Appendix L of the TELUS Board Policy Manual available at telus.com/governance.

In 2017, Dick Auchinleck, in his capacity as Chair, interviewed each director separately and focused on the results and feedback from the evaluation. These interviews provided an opportunity for candid and constructive discussion of any and all issues, with a view to enhancing Board performance, as well as the personal contributions of each individual. Dick reported the aggregated results and findings to the Board. The consensus was that TELUS has a collegial and well-functioning Board with an appetite for focusing on certain priority items. The results of the evaluation guided the Board in developing an action plan to prioritize action items identified during the evaluation process.

Representation of women on the Board and senior management

At TELUS, we believe the diversity of our team is a significant competitive advantage and we value the contribution and worth of each team member. We embrace diversity and inclusiveness because it is the right thing to do and it is critical to our success. Simply put, we recognize and leverage the value of diversity for our Shareholders, customers, team members and the communities we serve. Five years ago, the Board adopted a diversity policy to improve the representation of diversity on the TELUS Board. The policy provides that the Corporate Governance Committee, which is responsible for recommending director nominees to the Board, will consider director candidates on merit, based on a balance of skills, background, experience and knowledge. In identifying the highest quality directors, the Corporate Governance Committee will take into account diversity considerations such as gender, age and ethnicity, with a view to ensuring that the Board benefits from a broader range of perspectives and relevant experience. The Corporate Governance Committee assesses the effectiveness of this policy annually and recommends amendments to the Board for approval, as appropriate. A copy of our Board diversity policy can be found at telus.com/governance.

According to the policy, the Corporate Governance Committee must also set measurable objectives for achieving diversity and recommend them to the Board for adoption on an annual basis. In 2013, the Board adopted a target of having diverse members represent between 30 and 40 per cent of its independent directors, with a minimum representation of 25 per cent women, by May 2017. The Board also agreed to have TELUS sign the Catalyst Accord and thereby pledge to increase the overall representation of women on the TELUS Board to a minimum of 25 per cent by 2017. In February 2015, the Board adopted an additional target of having women represent 30 per cent of its independent directors by the end of 2019. This was in line with Darren Entwistle being a founding member of the 30% Club Canada, which is also working toward having women represent 30 per cent of board members by the end of 2019. As noted on page 26, in 2016, the Board reframed its diversity objectives and expressed them in terms of a minimum percentage of both men and women, reflecting the principle that a board that consists entirely of women is no more diverse than a board that consists entirely of men. The Board also accelerated the target date for having a minimum of each gender representing 30 per cent of the independent directors from 2019 to 2018. TELUS’ diversity objective now states that diverse members will represent not less than 30 per cent of the Board’s independent directors by May 2017, with a minimum of each gender representing not less than 30 per cent of such directors by 2018.

Diverse members (five nominees out of 12) represent 42 per cent of the independent directors nominated for election, and female members (three nominees out of 12) represent 25 per cent of the independent directors nominated for election at the Meeting. We intend to meet our goal of having 30 per cent of each gender represented by the end of 2018. Currently, we are actively seeking to add another female director to our Board.

At TELUS, we also strongly support the objective of increasing diversity at all levels, including the representation of women in senior leadership roles. Currently, there are two women in an executive officer position at TELUS, Monique Mercier and Sandy McIntosh, representing 20 per cent of our executive officers (10 individuals composed of the CEO and all EVPs who are appointed officers).

TELUS 2018 INFORMATION CIRCULAR • 35

We are committed to fostering a culture that removes barriers and ensures open and fair processes for the advancement of talent that will, in turn, promote diversity in TELUS’ leadership team. Our key strategy is to focus on systemic changes to people practices and on leadership education and awareness. We have implemented several initiatives in connection with this strategy to help evolve leaders and people practices. Some of these are discussed below.

•                  Established in 2008, our Diversity and Inclusiveness Office (DIO) leads the diversity and inclusiveness strategy across TELUS and works alongside the Diversity and Inclusiveness Council to develop and implement initiatives that promote diversity and inclusiveness. Among the DIO’s core mandates are:

•                  Ensuring alignment between our diversity and inclusiveness strategy and our corporate priorities

•                  Monitoring and measuring diversity and inclusiveness programs and best practices across TELUS

•                  Providing thought leadership by sharing diversity knowledge and expertise with TELUS leaders.

•                  Ongoing since 2013, the DIO and the Talent Acquisition and Development team continue to have a strong partnership based on the practices and processes involved in three pillars of recruitment – leader education, attraction, and succession and retention. We strive to attract, interview and hire candidates with different abilities, experiences and perspectives to ensure TELUS remains an employer of choice for all.

•                  Team member resource groups were established for women, Aboriginal team members, team members with varying abilities, new immigrants, and lesbian, gay, bisexual, transgender and queer (LGBTQ) team members, to help bring awareness and thought leadership to our cultural evolution on the diversity and inclusiveness front. These resource groups provide valuable insights, which facilitate the attraction of more diverse candidates.

•                  Beginning in 2014, team members in the role of vice-president and above have received training on conscious and unconscious biases, which is enhancing their talent development approach and their appreciation of the value of diversity for the success of our Shareholders, customers, team members and communities. In 2016, this training was included in our Hiring Great People course to provide all hiring managers with insights into unconscious bias and to prepare them for conducting an equitable interview and hiring process.

Rather than adhering to specific objectives at the executive level, we believe that these activities and efforts are more effective at contributing collectively to maintaining a pipeline of diverse candidates and ensuring that the representation of women, and of diversity in general, is considered when making leadership and executive officer appointments.

Orientation and continuing education

Orientation

The Corporate Governance Committee reviews, approves and reports to the Board on the directors’ orientation program. New directors attend an orientation session upon joining the Board, conducted by various members of senior management. The orientation session provides an overview of TELUS’ strategy; business imperatives, plans and risks; financial condition and financing strategy; financial statement preparation process and internal controls; internal audit, ethics and enterprise risk assessment process; regulatory matters; telecommunications industry; treasury plans and pensions; board and committee governance, including mandates, roles and policies; corporate policies; and compliance and governance philosophy and practices. Orientation sessions also include more in-depth sessions on different business units, such as consumer and small business solutions, broadband networks, technology strategy and business transformation and operations.

In addition, the Board’s practice is to appoint new directors to the Audit Committee for at least their first year on the Board. Given the scope of that committee’s mandate relative to those of the other committees, Audit Committee members receive a particularly comprehensive view of the Company’s operations in their entirety, which offers new directors the quickest means of understanding the Company’s operations, risks and strategy.

Management also offers orientation and training to new members on Board committees in the form of a customized orientation session. The session typically includes an overview of the committee’s mandate and work plan for the year, as well as current initiatives, key issues, regulatory trends and best practices relevant to the committee.

Kathy Kinloch, Claude Mongeau and Marc Parent attended comprehensive orientation sessions covering the topics identified above for the Board and Audit Committee.

36 • TELUS 2018 INFORMATION CIRCULAR

CORPORATE GOVERNANCE

Continuing education

The Board believes that continuing education is important for the development of the Board as a whole and for each individual director. The Corporate Governance Committee reviews, approves and reports to the Board on plans for the ongoing development and education of existing Board members. As part of this ongoing education, management gives regular presentations and provides topical literature from external experts to the Board and its committees to inform them of developments in legal, regulatory and industry matters. The Company has also set up an online portal through which directors can access research and educational materials on a wide variety of topics, including governance, technology, strategy, human resources, and regulatory and government affairs. Directors are provided with management contacts for each educational topic so they may request additional information or arrange for further consultation regarding the materials. In addition, written materials that may be of interest to the Board which are published in newspapers, journals, magazines and periodicals, or released by law firms and accounting firms, are routinely sent to directors between quarterly meetings, or as supplemental materials in preparation for Board and committee meetings. Directors identify topics for continuing education through discussions at Board and committee meetings, and annual evaluation questionnaires.

TELUS and our directors are all members of the Institute of Corporate Directors (ICD) and the Company pays for the cost of this membership. A number of our directors have attended courses and programs offered by the ICD and this membership also provides them with access to its publications and events to enhance their knowledge of directors’ responsibilities and current governance trends. Directors are also encouraged to attend external education programs at TELUS’ expense by availing themselves of an annual tuition credit. In 2017, several directors used this credit to take courses from providers such as audit or human resources firms, the Lead Director Network, the Rotman School of Management and the ICD. The range of subjects included executive compensation, shareholder activism and engagement, accounting standards and auditing updates. Some of our directors attended conferences during the year, including the EY Directors Summit and the Singularity University Canada Summit.

In 2017, management conducted or organized the education sessions noted below. Management also provided information to directors on available courses. Once again, a key focus for 2017 was to provide regular updates at each quarterly Board meeting on changes in the competitive landscape, customer requirements, technology, industry developments, government relations and regulatory matters.

TELUS 2018 INFORMATION CIRCULAR • 37

Date	Subject	Attendees[1]	Presented by
February 7 May 10 August 8 November 7

Updates on corporate governance including emerging best practices, significant, case law, developments and proposed amendments to Canadian and U.S. securities rules and regulations, and developments related to say on pay and Shareholder engagement

		Corporate Governance Committee	•	EVP, Corporate Affairs, and Chief Legal and Governance Officer
			•	Senior Legal Counsel
February 7 May 10 August 8 November 7	Quarterly updates on audit and tax	Audit Committee	•	EVP and Chief Financial Officer
	governance and major accounting		•	Senior Vice-President (SVP) and Corporate Controller
policies (such as audit committee
	oversight of information technology risks, audit quality indicators and transparency reporting, Securities and Exchange Commission (SEC) guidance on use of non-GAAP measures, and risk oversight tools)		•	Vice-President (VP), Risk Management and Chief Internal Auditor
February 7 May 10 August 8 November 7

Updates on market trends and strategy and legal developments in relation to TELUS pension plans (such as target benefit plans and longevity insurance, and an update on the Ontario Retirement Pension Plan)

		Pension Committee	•	SVP, Legal Services
			•	VP, Treasurer
			•	VP, Total Rewards
			•	Director, Investment Management
			•	External consultant
February 7 May 10 August 9 to 10 November 7 to 8	Quarterly strategic context updates, including the competitive environment regulatory updates, technological and industry developments, and peer performance	Entire Board	•	President and CEO
May 10 August 8 November 7	Updates on compensation trends, including emerging best practices for executive compensation disclosure and regulatory developments	Compensation Committee	•	EVP, People and Culture, and Chief Human
Resources Officer
			•	VP, Total Rewards
			•	External compensation consultant
May 10 August 8 November 7	Cybersecurity update	Audit Committee	•	VP and Chief Security Officer

February 7	TELUS International update	Entire Board	•	Chief Corporate Officer; EVP, TELUS Health and Business Solutions West; and Chair, TELUS International
February 8	Cybersecurity update	Entire Board	•	VP and Chief Security Officer
February 8	Review of sustainability programs	Entire Board	•	SVP and Chief Communications and Sustainability Officer
February 8	Masterbrand overview	Entire Board	•	EVP and President, TELUS Consumer and Small Business Solutions
May 10	Infrastructure update	Pension Committee	•	External consultant
June 6	IFRS education session	Entire Board	•	EVP and Chief Financial Officer
			•	VP and Controller (Financial Reporting and Strategy)
			•	Director, Corporate Controller
August 8	U.S. election implications for Canada	Entire Board	•	Former diplomat
November 7	Director liability for cybersecurity breaches	Corporate Governance Committee	•	External legal counsel
November 7	Gender pay analysis	Compensation Committee	•	EVP, People and Culture, and Chief Human Resources Officer
November 7	Economic and capital market outlook	Pension Committee	•	External financial consultant
November 7	Board risk assessment and internal audit overview	Entire Board	•	VP, Risk Management and Chief Internal Auditor
December 5	Developments in Canadian and	Entire Board	•	External legal counsel
	U.S. securities class actions		•	EVP, Corporate Affairs, and Chief Legal and Governance Officer

1         Reference to attendance by the entire Board or by a specific committee means attendance by such members of the Board or committee who were in attendance as of the dates indicated above.

38 • TELUS 2018 INFORMATION CIRCULAR

CORPORATE GOVERNANCE

Ethical business conduct

TELUS has a code of ethics and conduct that applies to all TELUS team members (including directors, officers, and employees), which outlines the responsibilities, guidelines and ethical standards expected of all TELUS team members, including guidance and the disclosure requirements for actual or potential conflicts of interest. The code is available at telus.com/governance.

TELUS EthicsLine, which was established in 2003, provides the public and our team members with a channel for submitting anonymous and confidential inquiries or complaints on accounting, internal controls or ethical issues. A summary of those questions or complaints is reported on a quarterly basis to the Compensation Committee and the Audit Committee. In 2007, we enhanced the independence and accessibility of the EthicsLine by engaging a third-party intake provider, EthicsPoint, to run the hotline and forward calls or reports received to the Ethics Office and, for complaints relating to accounting and internal accounting controls, to forward them to the Chief Legal Officer. EthicsPoint also forwards respectful workplace issues to the Company’s respectful workplace contact. TELUS team members and external callers from around the world can make an inquiry or complaint online or by phone 24 hours a day, seven days a week in a variety of languages. To measure our performance in this regard, we have established an integrity index, which uses results from our online learning course, internal team member surveys, external surveys of our customers and reported breaches of our policies. For more information on our integrity index, visit telus.com/sustainability.

Our Ethics Office offers team members assistance in ethical decision-making by providing guidance concerning our code of ethics and conduct. The Ethics Office also conducts investigations, establishes appropriate policies and guidelines on TELUS expected standards of business conduct, and closely monitors our EthicsLine. The Ethics Office oversees ethics training, including TELUS Integrity, an online course that is mandatory for all TELUS team members, including TELUS International team members, as well as for contractors with access to our information systems. The course combines ethics, respectful workplace, corporate security, privacy and other compliance related modules. The Ethics Office requires each Board member, as well as each TELUS team member, to acknowledge annually that he or she has reviewed the code of ethics and conduct and understands the code’s expectations. The VP, Risk Management and Chief Internal Auditor reports quarterly to the Compensation Committee and the Audit Committee on the results of any investigation of whistleblower, ethics and internal controls complaints received by the Ethics Office or by the Chief Legal Officer (as the case may be).

The Compensation Committee and the Audit Committee are required to review the code of ethics and conduct jointly on an annual basis and recommend changes to the Board for approval, as appropriate. Waivers of the code of ethics and conduct are generally not granted. However, any waiver that is granted to an executive officer or director under the policy must be pre-approved by the Board or its delegate, which must be a Board committee, and must be disclosed subject to restrictions under the TELUS policy on corporate disclosure and confidentiality of information. For all other employees, a waiver of the code of ethics and conduct must receive prior approval from the Chief Legal Officer, together with the VP, Risk Management and Chief Internal Auditor, and must be promptly reported to the Audit Committee.

Under the British Columbia Business Corporations Act and the Articles, any director or executive officer who holds any office or possesses any property, right or interest that could result in the creation of a duty or interest that materially conflicts with the individual’s duty or interest as a director or executive officer of the Company, must promptly disclose the nature and extent of that conflict. A director who holds a disclosable interest in a transaction or contract into which the Company has entered or proposes to enter may not vote on any directors’ resolution to approve that contract or transaction.

Anti-bribery and corruption

In Canada, many of our businesses are regulated, and we therefore engage in a number of proceedings and government relations efforts at the federal, provincial and municipal level. We also have a large number of significant service relationships with Canadian public-sector entities, typically resulting from open procurement processes. We do not provide any significant services to foreign public entities, except for certain wholesale and network supply agreements with wholly or partially state-owned carriers/vendors. Most of the wholesale agreements follow an industry standard form and all our suppliers must comply with our controls related to selection and conduct.

We have service centre operations in India, the Philippines, Central America, the United States and Europe, and our dealings with public officials in those jurisdictions are limited to regulatory reporting or licensing and permitting processes that allow for limited public discretion. These operations do not involve the provision of services to foreign public entities. We are also subject to a number of complex domestic and foreign tax laws and regulations that require us to continuously monitor, clarify and contest with public officials the application of these laws and regulations.

TELUS 2018 INFORMATION CIRCULAR • 39

Since 2012, we have addressed anti-bribery and corruption risks through a risk-based framework that includes:

•                  Senior management involvement and support: Senior leaders across TELUS were identified as responsible and accountable for making sure the anti-bribery and corruption compliance program is effectively implemented and consistently monitored. Senior executives set the tone to create a culture where bribery is unacceptable. TELUS also has a designated Chief Data and Trust Officer, whose role is to work across the enterprise to ensure that appropriate processes and controls are in place to facilitate legal compliance, and to report on compliance to the Audit Committee of the Board.

•                  Corporate compliance policies and procedures: A specific anti-bribery and corruption policy was rolled out to the TELUS team in 2014 after being approved by the Board in 2013. The policy applies to all team members, including the Board, as well as all third parties engaged by TELUS. It outlines the expectations for all team members and third parties in relation to anti-bribery and corruption matters in Canada and abroad, and applies to all areas of TELUS’ business, including commercial activities in both the public and private sectors. Other relevant policies include: a comprehensive code of ethics and conduct for our employees (as mentioned above), a supplier code of conduct, a business sales code of conduct, and expense and procurement policies.

•                  Training and education: Our annual TELUS Integrity training highlights our zero-tolerance approach to bribery and corruption. Further training continues to be provided through our business sales code of conduct and anti-bribery and corruption programs. The courses cover the processes and controls intended to mitigate such risks and include topics and scenarios that promote a deeper understanding of the material covered.

•                  Incentives and consistent disciplinary procedures: Annual performance objectives were created for employees responsible for implementing and monitoring the compliance program. Failure to act in accordance with the anti-bribery and corruption policy may subject employees to disciplinary action, which may include dismissal.

Shareholder engagement and say on pay

Our Board believes that regular communication is an important part of creating an open and constructive dialogue with our Shareholders. To facilitate such engagement, in 2015, the Board amended its say-on-pay and shareholder engagement policy, restating it as two separate policies: the say-on-pay policy sets out the Board’s objectives and policies with respect to say on pay and compensation disclosure pertaining to executive compensation, while the shareholder engagement policy outlines how the Board may communicate with Shareholders, how Shareholders may communicate with the Board and which topics are appropriate for the Board to address. It also provides an overview of how management interacts with Shareholders. A copy of our shareholder engagement policy is available at telus.com/governance.

We communicate with our Shareholders and other stakeholders through various channels, including our annual and quarterly reports, management proxy circular, annual information form, corporate social responsibility report, news releases, our website and presentations at industry and investor conferences. Some of our long-standing Shareholder engagement practices include:

•                  Holding annual general meetings in locations across Canada with an internationally accessible live webcast

•                  Maintaining a 1-800 investor line, ir@telus.com and ceo@telus.com mailboxes, and a confidential ethics hotline and website to encourage Shareholders and the public to contact us with questions or concerns

•                  Holding four quarterly earnings calls with financial analysts and institutional investors to present financial and operating results for the quarter. All calls are webcast and include executive presentations to analysts and institutional investors and open question-and-answer sessions. These calls are also available to retail Shareholders on a listen-only basis via phone or webcast. The webcast, slides (if used), transcripts (if available) and audio replays are posted at telus.com/investors

•                  Conducting executive tours and attending industry conferences with our executive officers in Canada, the United States and the United Kingdom where analysts and investors are in attendance

40 • TELUS 2018 INFORMATION CIRCULAR

CORPORATE GOVERNANCE

•             Holding meetings with Shareholders and shareholder advocacy groups (for example, the Canadian Coalition for Good Governance) on an ad hoc basis, typically with the EVP, People and Culture and Chief Human Resources Officer and with the Chair of the Compensation Committee or the Corporate Governance Committee, to discuss executive compensation or governance issues

•             Inviting analysts and large institutional Shareholders to participate in a confidential investor perception study.

Throughout the year, we respond to any Shareholder concerns and letters we receive. In July 2017, Dick Auchinleck, together with the EVP, Corporate Affairs and Chief Legal and Governance Officer and the SVP and Chief Communications and Sustainability Officer, met with representatives of the Canadian Coalition for Good Governance to discuss TELUS’ sustainability program and best practices in this area.

Our Board email inbox (board@telus.com) provides Shareholders and other stakeholders with a channel for communicating directly with the Board on appropriate topics between annual meetings. Alternatively, Shareholders and other stakeholders can also communicate with the Board by mail, marking the envelope as confidential, to (c/o TELUS’ Chief Governance Officer) 23rd Floor, 510 West Georgia Street, Vancouver, British Columbia, V6B 0M3. The Board strives to respond to all appropriate correspondence in a timely matter. On a quarterly basis, the Corporate Governance Committee considers all communications sent to the Board inbox and reviews and considers responses in relation to corporate governance matters. With respect to our policy on say on pay, at our annual meeting in 2017, we conducted our seventh say-on-pay vote, which received the support of 93.12 per cent of votes cast. Feedback received from meetings with Shareholders and shareholder advocacy groups was positive overall and reinforced the view that our policies continue to align with Shareholder expectations.

We encourage Shareholders to contact the Board, and specifically members of the Compensation or Corporate Governance Committees, to discuss any concerns about our approach to executive compensation and corporate governance practices.

TELUS 2018 INFORMATION CIRCULAR • 41

Corporate Governance Committee report

Mandate

The mandate of the Corporate Governance Committee is to assist the Board in fulfilling its oversight responsibilities to ensure that TELUS has an effective corporate governance regime. The Committee is responsible for monitoring corporate governance developments, emerging best practices and the effectiveness of our corporate governance practices. The Committee is also responsible for identifying, recruiting and recommending nominees for election as directors, providing ongoing education and development for directors, and overseeing Board and director evaluations. The Committee assesses and makes recommendations to the Board for its determination of the independence, financial literacy, financial expertise, and accounting or related financial management expertise of directors, as defined under corporate governance rules and guidelines. In addition, as part of its expanded risk oversight role, the Committee is responsible for monitoring and reviewing insurance, claims and property risks, corporate social responsibility and environmental matters, and recommending to the Board for approval environmental policies and procedure guidelines or material changes to such policies.

Membership

The current membership of the Committee is as follows:

Name	Independent
John Manley (Chair)	Yes
Lisa de Wilde	Yes
John Lacey	Yes
Sabi Marwah	Yes

Prior to May 11, 2017, Mary Jo Haddad was a member of the Committee. On May 11, 2017, Mary Jo stepped down from the Committee and John Lacey became a member of the Committee.

Meetings

The Committee meets at least once each quarter and reports on its activities to the Board. Activities reviewed are based on its mandate and annual work plan. At each meeting, it holds an in-camera session without management present. The Committee held four meetings in 2017.

Highlights

The following sets forth highlights of the actions taken by the Committee in 2017.

Commitment to corporate governance

The Committee undertook the following initiatives as part of its commitment to best practices in corporate governance:

•             Conducted an annual review of the TELUS Board Policy Manual, including all of the terms of reference contained therein, to ensure the information remained appropriate and recommended changes to the Board for approval

•             Reviewed and approved the Committee’s annual work plan

•             Received and considered with management regular updates on changing laws, rules and regulations in both Canada and the United States, corporate governance initiatives taken by Canadian and U.S. securities regulators and other stakeholders, and emerging best practices and their implications for the Company

•             Reviewed reports on corporate social responsibility.

Say on pay and Shareholder engagement

The Committee undertook the following initiatives with respect to Shareholder engagement:

•          Evaluated the adequacy of our say-on-pay policy and Shareholder engagement practices

•          Reviewed and recommended to the Board for approval housekeeping changes to the shareholder engagement policy

•          Received quarterly reports on shareholder base and ownership changes

•          Reviewed and reported on Shareholder communications received in the Board inbox (board@telus.com) on a quarterly basis, as well as any correspondence from the Board or committees sent in response to such communications.

42 • TELUS 2018 INFORMATION CIRCULAR

COMMITTEE REPORTS

Director search

In 2017, the Committee engaged an external recruitment specialist to assist with the Committee’s director recruitment process. Furthermore, the Committee oversaw the recruitment of Kathy Kinloch and Claude Mongeau, who were elected as directors at the 2017 annual general meeting, as well as Marc Parent, who was appointed as a director in November 2017. Currently, we are actively seeking to add another female director to our Board before the end of 2018. See pages 33 and 36 for further details on our director nomination and director orientation processes.

Risk management and oversight

The Committee undertook the following initiatives relating to risk management and oversight:

•             Monitored our environmental risk management activities and results

•             Conducted its annual review of our directors’ and officers’ liability insurance program and approved the annual renewal thereof

•             Reviewed the adequacy of our insurance coverage, including property insurance coverage, monitored ongoing developments in the insurance industry and reviewed our property risk management program.

Initiatives relating to directors

The Committee undertook the following additional initiatives relating to directors:

•             Reviewed and recommended to the Board for approval changes to the composition of the committees, including the appointment of a new chair for the Human Resources and Compensation Committee

•             Conducted an annual review of the succession planning process for the Chair and committee chairs

•             Reviewed and approved the 2017 Board evaluation process and surveys for evaluating Board performance, as well as a peer evaluation, and reviewed the results of the surveys

•             Reviewed and approved changes to the director compensation comparator group

•             Reviewed the results of the annual market benchmarking of directors’ compensation prepared by Meridian Compensation Partners LLC (Meridian)

•             Approved the engagement agreement with Meridian, and reviewed Meridian’s independence letter

•             Conducted an annual review of the Board diversity policy

•             Continued the ongoing education program for all directors

•             Conducted an annual review of director eligibility criteria

•             Conducted an annual review of the skills matrix and gap analysis of the Board

•             Conducted an annual assessment of the independence and financial literacy of directors and made recommendations to the Board, which made the final determinations.

Other initiatives

The Committee also reviewed the report on charitable donations and political contributions made in 2016 and approved the 2017 charitable donation and political contribution budgets.

Signed, the members of the Corporate

Governance Committee

John Manley (Chair)	John Lacey

Lisa de Wilde	Sabi Marwah

TELUS 2018 INFORMATION CIRCULAR • 43

Pension Committee report

Mandate

The mandate of the Pension Committee is to oversee the administration, financial reporting and investment activities of the Pension Plan for Management and Professional Employees of TELUS Corporation, the TELUS Edmonton Pension Plan, the TELUS Corporation Pension Plan, the TELUS Québec Defined Benefit Pension Plan, the TELUS Defined Contribution Pension Plan, the TELUS Health and TELUS Retail Pension Plan, any successor plans, any related supplemental retirement arrangements as mandated by the Board, and any related trust funds (collectively the Pension Plans). The Committee is responsible for reporting to the Board in respect of the actuarial soundness of the Pension Plans, the administrative aspects of the Pension Plans, our investment policy, the performance of the investment portfolios and compliance with government legislation. The Committee may, from time to time, recommend to the Board for approval fundamental changes in the nature of the pension arrangement for any Pension Plan and fundamental changes in the governance structure for the Pension Plans.

Membership

The current membership of the Committee is as follows:

Name	Independent
Stockwell Day (Chair)	Yes
Ray Chan	Yes
Lisa de Wilde	Yes
John Manley	Yes

Prior to May 11, 2017, Micheline Bouchard was a member of the Committee. On May 11, 2017, Ray Chan became a member of the Committee and Micheline retired from the Board.

Meetings

The Committee meets at least once each quarter and reports to the Board on its meetings. Activities reviewed are based on its mandate and annual work plan. At each meeting, the Committee meets in-camera with the TELUS Treasurer and also in-camera without management present. The Committee also meets with Pension Plan auditors without management present at each quarterly meeting. The Committee held four meetings in 2017.

Highlights

The following sets forth highlights of the actions taken by the Committee in 2017.

Orientation

Orientation sessions were held for new members of the Pension Committee focusing specifically on the roles and responsibilities of the Committee and its various governance practices.

Internal controls audit

Following the consolidation of the master trust account on April 1, 2016 and the monitoring and reporting framework, an internal controls audit was performed to assess the adequacy and effectiveness of the internal control structure for the period of April 1, 2016 to March 31, 2017 for the four main defined benefit pension plans: the TELUS Corporation Pension Plan, the TELUS Edmonton Pension Plan, the Pension Plan for Management and Professional Employees of TELUS Corporation, and the TELUS Quebec Defined Benefit Pension Plan (DB Plans).

Based on the external auditor’s review of relevant documentation, assessment of controls, detailed testing and interviews with management, it was determined that the DB Plans have an effective system of internal controls in place.

44 • TELUS 2018 INFORMATION CIRCULAR

COMMITTEE REPORTS

Governance

In accordance with its mandate, the Committee approved the appointments of the auditor and actuary for the Pension Plans. As well, the Committee received, reviewed or approved, as required, the following:

•             The Committee’s terms of reference

•             The defined benefit plans’ goals and objectives and long-term asset mix policy

•             The annual report of the defined contribution plans

•             The Committee’s annual work plan

•             An annual report, including annual financial statements and audit reports prepared by the external auditors, for each of the Pension Plans

•             An audit scope report

•             An annual update on developments in pension law

•             Reports from the actuary of each Pension Plan, including the assumptions and results

•             Plan budgets, including Pension Plan expenses and peer plan results

•             Quarterly and annual investment results measured against plan benchmarks and liabilities and including an in-depth review of a featured asset class at each meeting

•             Plan insurance coverage

•             Management’s self-assessment of internal controls

•             Reports confirming compliance with Pension Plan ethical standards, investment policies and procedures, derivative policies and legislation

•             Investment manager performance assessments

•             Reports on investment strategy and risk assessment

•             A report on the design, operation and procedural effectiveness of the governance structure for the Pension Plans

•             A report on a pension survey of members of the defined contribution plans

•             A report on de-risking of the asset mixes in the Microtel Pension Plans in preparation for wind-up

•             Presentations by service providers

•             Management presentations on the topics of Mercer Consulting’s high-level overview of the current funded status of federally registered plans, a review by Northleaf Capital partners of the Plans’ infrastructure investments with Northleaf, the priority of pension claims in an insolvency, and an outlook on the global and Canadian economy and capital markets.

Signed, the members of the Pension Committee

Stockwell Day (Chair)	Lisa de Wilde

Ray Chan	John Manley

TELUS 2018 INFORMATION CIRCULAR • 45

Audit Committee report

Mandate

The Audit Committee supports the Board in fulfilling its oversight responsibilities regarding the integrity of the Company’s accounting and financial reporting, internal controls and disclosure controls; legal, regulatory and ethical compliance and reporting and timeliness of filings with regulatory authorities; the independence and performance of the Company’s external and internal auditors; the management of the Company’s risks, creditworthiness, treasury plans and financial policy; and the Company’s whistleblower and complaint procedures. For more information on the Audit Committee, including the text of its terms of reference, refer to the Audit Committee section in our annual information form for the year ended December 31, 2017.

Membership

The current membership of the Committee is as follows:

Name	Independent
Bill MacKinnon (Chair)	Yes
Audit committee financial expert
Kathy Kinloch	Yes
Sabi Marwah	Yes
Claude Mongeau	Yes
David Mowat	Yes
Marc Parent	Yes

Prior to May 11, 2017, Dick Auchinleck and Ray Chan were members of the Committee. On May 11, 2017, Kathy Kinloch and Claude Mongeau joined the Board and its Audit Committee. On November 7, 2017, Marc Parent joined the Board and its Audit Committee.

The Board has determined that each member of the Committee is independent and financially literate and that at least one member, Bill MacKinnon, is an audit committee financial expert and has accounting or related financial management expertise as defined by applicable securities laws. No member of the Committee serves simultaneously on the audit committee of more than three public companies. Information regarding the education and experience of the Committee members is contained in our annual information form for the year ended December 31, 2017.

Meetings

The Committee meets at least once each quarter and reports on its activities to the Board. Activities reviewed are based on its mandate and annual work plan. At each quarterly meeting, the Committee has the opportunity to meet separately in-camera with each of the Chief Financial Officer (CFO), Chief Internal Auditor and external auditors. In addition, it holds an in-camera session without management present at each meeting. The Committee held five meetings in 2017.

Highlights

The following sets forth highlights of the actions taken by the Committee in 2017:

Financial reporting

•             Received presentations from the CFO and made inquiries related to the quarterly and annual financial performance and operating results of the Company, including its reporting segments, relative to results in prior periods and investor expectations

•             Reviewed, throughout the year, any changes to, or adoption of, significant accounting policies and significant estimates impacting the current and future reporting of the financial results of the Company

•             Reviewed and discussed with the President and Chief Executive Officer (CEO) and the CFO their readiness to certify the annual financial statements and related disclosure materials, as required under the Sarbanes-Oxley Act (SOX), and the annual and interim financial statements and related disclosure materials, as required under Canadian securities legislation

•             Reviewed and recommended to the Board for approval the public release and filing of the annual audited Consolidated financial statements and quarterly unaudited Consolidated financial statements of the Company and those subsidiaries for which financial statements are publicly filed, including related news releases and Management’s discussion and analysis

•             Reviewed and recommended to the Board for approval key securities filings that contain financial information, including the annual information form and Form 40-F.

46 • TELUS 2018 INFORMATION CIRCULAR

COMMITTEE REPORTS

External auditors

•             Oversaw the work of the external auditors

•             Conducted an evaluation of the external auditors in accordance with Chartered Professional Accountants of Canada and Canadian Public Accountability Board protocols

•             Reviewed and approved the annual audit plan

•             Monitored the progress of the external audit

•             Received reports on the external auditors’ internal quality control procedures, independence and confidentiality procedures

•             Met quarterly with the external auditors without management present

•             Recommended to Shareholders the appointment of external auditors

•             Reviewed and set the compensation of the external auditors

•             Reviewed and pre-approved all audit, audit-related and non-audit services provided by the external auditors or their affiliates.

Accounting and financial management

•             Reviewed and approved the Company’s major accounting policies, including alternatives and potential key management estimates and judgments and the Company’s financial policies and compliance with such policies, and preparations for the application of IFRS 15, Revenue from Contracts with Customers, to be retrospectively applied by the Company effective January 1, 2018

•             Reviewed quarterly financing reports, including the status of capital markets and the global availability of credit and implications for TELUS, telecom industry credit rating developments, credit ratings and comments about the Company by credit agencies, hedging programs, pension funding updates and financing plans, and approved key treasury matters

•             Reviewed and recommended to the Board for approval the issuance of US$500 million of senior unsecured 3.70 per cent 10-year notes, maturing on September 15, 2027, as well as the issuance of $325 million of senior unsecured 4.70 per cent 31-year notes, maturing March 6, 2048

•             Reviewed and recommended to the Board for approval supplemental trust indentures reflecting an internal corporate reorganization

•             Reviewed and recommended to the Board for approval the renewal of the Company’s normal course issuer bid program for the repurchase of up to $250 million of Shares through to November 12, 2018

•             Reviewed and recommended to the Board for approval increases to the Company’s dividend

•             Reviewed quarterly reports on derivatives, guarantees and indemnities

•             Received quarterly reports regarding taxation matters, including an analysis of the tax expense, any tax adjustments and tax morality

•             Reviewed corporate reorganizations

•             Reviewed and discussed with management at each regularly scheduled quarterly meeting the results of significant capital expenditures, including specific milestone reviews of major capital projects together with variances to authorized business cases.

Internal controls and disclosure controls

•             Reviewed and approved the internal audit program to provide assurance regarding risk exposures and internal controls

•             Reviewed quarterly reports on internal audit activities

•             Reviewed Internal Audit’s evaluation of the internal control systems and risk mitigation progress

•             Met regularly with the Chief Internal Auditor without management present

•             Reviewed and approved amendments to the internal audit charter, which defines the scope, responsibilities and mandate of TELUS’ internal audit function

•             Monitored the adequacy of the resources (including compensation, retention and people-sourcing strategies) and the independence and objectivity of the internal audit function

•             Received updates regarding key audit report followups

•             Reviewed quarterly the results of the cascading SOX 302 certifications by key stakeholders in the financial reporting and disclosure controls processes to provide reasonable assurance and confidence to the CEO and CFO

•             Received and reviewed management’s quarterly reports on activities to ensure SOX 404 compliance for the 2017 financial year, including a specific review of the status of remediation efforts with respect to deficiencies requiring remediation or other significant deficiencies (there were no known material weaknesses)

•             Considered reports from the Chief Data and Trust Officer and Chief Legal Officer on matters relating to compliance with laws and regulations, including those pertaining to the Company’s Canadian and international operations

•             Received and considered quarterly reports regarding the receipt, investigation and treatment of whistleblower, ethics and internal controls complaints.

TELUS 2018 INFORMATION CIRCULAR • 47

Enterprise risk governance

•             Reviewed the results of management’s annual risk assessment (and quarterly updates thereto), including identification and prioritization of key enterprise risks, engagement of executives to mitigate risk exposures, perceptions of risk appetite by key risk category, management’s perceptions of the Company’s resilience for key risks and key risk mitigation strategies

•          Reviewed security reports and reports on management’s approach to safeguarding corporate assets and information systems

•          Received and considered quarterly reports on litigation matters and business continuity planning

•          Reviewed results of management’s annual fraud risk assessment

•          Received periodic presentations on risk mitigation strategies from certain executive key risk owners.

Audit Committee related governance

•             Reviewed the Committee’s terms of reference and recommended to the Corporate Governance Committee minor amendments thereto, for further recommendation to the Board for approval

•             Reviewed the policy on corporate disclosure and confidentiality of information and recommended changes to the Board for approval

•             Reviewed and approved the Committee’s annual work plan

•             Received and reviewed with management updates throughout the year related to changing governance-related laws, rules and emerging best practices, and implications of the proposals of Canadian and U.S. regulators with respect to the Committee

•             Reviewed and recommended to the Board for approval our 2017 code of ethics and conduct

•             Monitored management’s conflict of interest disclosure and review process.

Signed, the members of the Audit Committee

Bill MacKinnon (Chair)	Claude Mongeau

Kathy Kinloch	David Mowat

Sabi Marwah	Marc Parent

48 • TELUS 2018 INFORMATION CIRCULAR

Human Resources and Compensation Committee report

Mandate

The Human Resources and Compensation Committee of the Board of Directors (the Compensation Committee or Committee) is responsible for developing the compensation philosophy and guidelines on executive compensation, overseeing succession planning for the executive team, determining CEO goals and objectives relative to compensation, evaluating CEO performance, reviewing and recommending CEO compensation to the Board based on its evaluation, and determining compensation for executives other than the CEO. This Committee also oversees that compensation design and practices do not encourage undue risks. The Committee reviews and administers the supplemental retirement arrangements (other than registered pension plans) for the executive team and all of our equity-based incentive plans. The Committee’s mandate includes oversight of executive compensation policies, health and safety policies, procedures and compliance, and certain aspects of our approach to business ethics and corporate conduct.

Membership

The current membership of the Compensation Committee is as follows:

Name	Independent

Mary Jo Haddad (Chair)	Yes
Ray Chan	Yes
Stockwell Day	Yes
John Lacey	Yes
David Mowat	Yes

Prior to May 11, 2017, Micheline Bouchard was a member of the Compensation Committee. On May 11, 2017, David Mowat became a member of the Committee and Micheline retired from the Board. Effective May 12, 2017, Mary Jo Haddad became Chair of the Compensation Committee, and John Lacey stepped down as Chair. John is retiring as of our May 2018 annual general meeting and will not be seeking re-election.

In accordance with the Compensation Committee’s terms of reference, all members of the Committee are required to be independent. Furthermore, the Board has determined that all members of the Compensation Committee meet the compensation committee independence requirements of the New York Stock Exchange (NYSE). This Committee has a formal policy limiting the number of currently serving CEOs of other public companies on the Committee to no more than one-third of its members. None of the members of the Committee are currently serving as CEOs of other public companies.

Members of the Compensation Committee have a range of complementary skills in areas such as human resources, corporate governance, risk assessment, public company leadership and board experience, which enable them to make effective decisions on our compensation practices. All of the Compensation Committee members have served in executive capacities, in cabinet or senior political positions, or on compensation committees with other public issuers and, through those roles, have acquired direct experience relevant to their responsibilities for reviewing and considering executive compensation. The following is a brief description of the experience of each current member of this Committee that is relevant to the exercise of his or her responsibilities as a member of the Committee:

•             Mary Jo Haddad – Mary Jo has more than 30 years of experience in the healthcare industry in Canada and the U.S. In 2013, she retired as President and CEO of The Hospital for Sick Children (SickKids) in Toronto, a position she had held since 2004. As CEO, she established compensation framework programs and policies for SickKids. She is also a member of the compensation committee of the Toronto-Dominion Bank and various non-profit organizations. Mary Jo became a member of the Compensation Committee in 2016.

•             Ray Chan – Ray has more than 30 years of experience in the oil and gas industry, and has held several senior executive positions, including as CFO and CEO. He is currently chair of Baytex Energy Corp. and is a director of TORC Oil & Gas Inc., as well as a member of its compensation committee. Ray also served on the compensation committee of the TMX Group Inc. Through his executive roles, Ray has been involved in a variety of compensation matters, such as the development and financial analysis of compensation plans and leadership succession planning. Ray has been a member of the Compensation Committee since 2013 and is also a member of our Pension Committee.

TELUS 2018 INFORMATION CIRCULAR • 49

•             Stockwell Day – Now a strategic consultant and advisor, Stockwell enjoyed a successful political career for over 30 years, serving in senior roles with the Government of Alberta and holding various positions in the federal government, including Leader of the Official Opposition, Minister of Public Safety, Minister of International Trade, Minister for the Asia-Pacific Gateway, senior Minister responsible for British Columbia and President of the Treasury Board. In these roles, Stockwell gained experience in governance and was responsible for the oversight of senior-level executive compensation. Stockwell has been a member of the Compensation Committee since 2013 and Chair of our Pension Committee since May 7, 2015.

•             John Lacey – John is currently a director of Brookfield Business Partners (formerly Chairman, Brookfield Private Equity Fund) and is a seasoned executive who also acts as consultant to the Chairman of the Board of George Weston Ltd. John has a total of 11 years of service on TELUS’ Compensation Committee, including six years as its Chair, and has also served on the compensation committee of the Canadian Imperial Bank of Commerce. As a result, he has extensive expertise in governance and compensation practices and programs.

•             David Mowat – David is currently President and CEO of ATB Financial, a Crown corporation owned by the Province of Alberta, and has held three chief executive posts. He has 30 years of experience in the banking industry in Canada. As CEO of ATB, he has experience in compensation matters, such as the re-design of certain compensation plans and the introduction of an employee share ownership program for ATB’s securities firm. Also, David has served on the compensation committee of Visa Canada and, as Chair of that committee, was involved in the re-design of its short-term and long-term executive compensation program. David became a member of our Compensation Committee on May 12, 2017 and is also a member of our Audit Committee.

Further information about the Compensation Committee members can be found under Director profiles starting on page 12.

Meetings

The Compensation Committee meets at least once each quarter and reports to the Board on its activities. The matters reviewed at each quarterly meeting are based on the Committee’s mandate and annual work plan. At each meeting, the Committee also holds an in-camera session without management present and an in-camera session with only the executive compensation consultant present. The Committee Chair meets by teleconference with the executive compensation consultant before each quarterly Committee meeting and at other times on an as-needed basis. The Compensation Committee also holds an in-camera session with the Executive Vice-President (EVP), People and Culture and Chief Human Resources Officer at each meeting. The Compensation Committee held a total of four meetings in 2017.

Compensation Committee advisors

The Compensation Committee has retained Meridian as its independent executive compensation consultant. Meridian provides counsel to boards and management on executive and board compensation. The Committee first retained Meridian in 2010. The mandate of the executive compensation consultant is to serve the Company and to work for the Compensation Committee in its review of executive compensation, including advising on the competitiveness of pay levels, executive compensation design issues, market trends and technical considerations. The nature and scope of services provided by Meridian to the Compensation Committee in 2017 included:

•             Analyses of market pay and trends for executive compensation, including pay analyses for the CEO and Executive Leadership Team (all EVPs who are officers of the Company) (ELT)

•             An independent risk assessment of pay policies and practices

•             Ongoing support with regard to the latest relevant regulatory, technical and accounting considerations impacting executive compensation and executive benefits programs, including proxy disclosure

•             Advice on the comparator group used for benchmarking compensation

•             Advice on CEO and ELT compensation

•             Advice on the development of the corporate scorecard metrics and on adjustments to the scorecard results

•             Preparation for, and attendance at, Compensation Committee meetings and selected management meetings, including meetings with the Chair of the Compensation Committee

50 • TELUS 2018 INFORMATION CIRCULAR

COMMITTEE REPORTS

•             Advice on special projects throughout the year relating to review and analysis of equity plans and grants, CEO pay for performance analysis, review and drafting of the information circular, preparation of an executive compensation education session, and a benchmarking review of named executive officer (NEO) compensation.

As an independent advisor, Meridian does not receive direction from the Compensation Committee to perform any of these services in any particular manner or under any particular method. The Chair of the Committee approves all invoices for executive compensation work performed by Meridian. This Committee has the authority to hire and terminate Meridian as its executive compensation consultant and is responsible for determining the scope of services performed by Meridian. It assesses Meridian’s performance annually and approves a letter of engagement each year.

Meridian also assisted in determining a comparator group and gathering market information regarding director compensation in 2017, which the Corporate Governance Committee used in making its recommendation for directors’ compensation. The Corporate Governance Committee also used this information to make its recommendations for compensation of the independent Chair of the Board.

Meridian is required to obtain prior approval from the Compensation Committee Chair (or his or her delegate) for any material work for the Company or members of management, other than, or in addition to, compensation services provided in connection with our directors or executive officers. In 2017, the only services Meridian provided to TELUS or our directors or management were executive and director compensation services.

Executive and director compensation related fees

The following table lists the fees billed by Meridian for the past two years.

	2017	2016
Type of work	($)	($)

Services related to determining director and executive officer compensation	349,696	269,663

All other fees	Nil	Nil

Total	349,696	269,663

The increase in fees from 2016 to 2017 is largely due to the additional work completed by Meridian in 2017 that related to the special projects noted on page 50.

Highlights

Succession planning

Executive succession planning is fully integrated with the Company’s overall strategic planning process, which covers all management positions to ensure the development of a strong talent pipeline.

In 2017, the Committee invested significant time focusing on the succession planning process and discussing the CEO and ELT positions. In addition, the top talent and future leaders across the organization were reviewed. The Compensation Committee leveraged the strategic framework that has been in place for over a decade and is used as the best-in-class model at all levels across the Company.

All ELT succession plans were reviewed with the Committee. These plans highlight immediate and emergency or interim successors, as well as a deep pipeline of next-generation leaders. Top talent successors are candidates with extensive expertise, an understanding of our culture and proven track records in a number of key roles across our business. In line with our diversity and inclusiveness goals, the strong leadership pipeline also reflects the diversity of our customers, communities and team members.

Given the importance of CEO succession, and that it is one of the highest priorities for the Board, the succession planning process and plan, as well as the candidates for this role, were discussed with the entire Board in great detail. Candidates for the CEO position were assessed relative to their leadership capabilities, sustained operational results and proven ability to drive strategy. The Board and CEO recommended additional development opportunities, mentorship and enhanced responsibilities to accelerate candidates’ growth. The Board’s review of the succession plan for the CEO is also discussed on page 25.

Performance-contingent RSU payout factors

The Committee approved the payout factors associated with the performance-contingent restricted stock units (RSUs) that were granted in 2015 and vested on November 20, 2017 for the ELT, and provided its recommendation to the Board for the CEO. Further information about the performance-contingent RSUs and payout awards can be found on page 65.

TELUS 2018 INFORMATION CIRCULAR • 51

Additional highlights

The Compensation Committee took the following actions in 2017 (or with respect to 2017 performance) in accordance with its annual work plan:

CEO

•             Reviewed and recommended to the Board for approval the granting of long-term incentive (LTI) awards to the CEO (in respect of 2017 performance) where 50 per cent of the LTI granted is time-vested and 50 per cent is performance-contingent (see page 65 for details)

•             Reviewed and approved the corporate goals and objectives relevant to CEO compensation (personal performance objectives and corporate scorecard)

•             Reviewed and approved the 2017 corporate scorecard (targets at the beginning of the year and the final scorecard multiplier after year-end)

•             Assessed the performance of the CEO, with the input of the Board

•             Reviewed and recommended to the Board for approval the size of the performance bonus profit-sharing pool allocation for the CEO

•             Reviewed and recommended to the Board for approval the CEO’s compensation, based on its evaluation of his performance and its review of the form and adequacy of compensation, as well as a consideration of market trends and data

•             Compared the CEO total direct compensation to that of the second highest paid NEO, and concluded that the CEO total direct compensation was no greater than four times that of the next highest paid NEO

•             Reviewed and approved the expenses of the CEO and his office staff

•             Received an update on the CEO’s share ownership relative to target

•             Reviewed and recommended to the Board for approval the payouts resulting from the approved payout factors in respect of the 2015 performance-contingent RSUs that vested in 2017

•             Reviewed and recommended to the Board for approval the performance criteria for performance-contingent RSUs granted in respect of 2017 performance.

Executive Leadership Team

•             Reviewed and recommended to the Board for approval the aggregate dollar amount of RSU awards for the ELT (in respect of 2017 performance) where 50 per cent of the RSUs granted are time-vested and 50 per cent are performance-contingent

•             Reviewed the degree of stretch in the financial targets on the corporate scorecard for compensation purposes and validated the measures relative to financial reporting

•             Reviewed and recommended to the Board for approval the proposed appointment of individuals as executives and as corporate officers of the Company

•             Reviewed and approved the 2017 corporate scorecard (targets and final scorecard multiplier)

•             Reviewed the compensation philosophy and guidelines for executives by assessing (i) the linkage of the executive compensation philosophy and incentive plans to the Company’s financial and non-financial performance and business strategy, and (ii) the alignment with our employee compensation philosophy

•             Reviewed and approved an independent assessment conducted by Meridian of the following key compensation parameters to determine the extent to which there are appropriate mitigation safeguards in place: pay philosophy and governance, pay structure, performance metrics/ measurement and risk mitigation practices. The Compensation Committee concluded that our compensation practices do not encourage undue risk-taking

•             Reviewed and approved the selection of a Canadian comparator group for benchmarking executive compensation and the selection of a U.S.-based telecom comparator group to be used as a secondary reference, as identified by Meridian

•             Reviewed and approved the appropriate compensation for executives other than the CEO, after considering market trends and data

•             Reviewed the CEO’s evaluation of the performance of each executive

•             Reviewed and approved the compensation of individual executives other than the CEO (including salary, bonus, executive performance stock units (EPSUs), and LTIs), after considering the evaluation and recommendations of the CEO and applying the Company’s compensation philosophy as described on page 58

•             Received updates on the share ownership of each ELT member relative to established ownership targets

52 • TELUS 2018 INFORMATION CIRCULAR

COMMITTEE REPORTS

•             Reviewed and approved the performance criteria for the performance-contingent RSUs granted in respect of 2017 performance

•             Reviewed and approved the payouts resulting from the approved payout factors in respect of the 2015 performance-contingent RSUs that vested in 2017

•             Reviewed and approved the key terms and conditions in relation to amendments to the executive employment agreement with the EVP and President, TELUS Consumer and Small Business Solutions.

Equity plans

•             Reviewed and recommended to the Board for approval the total spend on annual grants of RSUs to management below the ELT level under the Restricted Stock Unit Plan for 2017 performance

•             Approved the total annual grants of EPSUs to ELT members and management performance stock units (MPSUs) to management under the Performance Stock Unit Plan for 2017 performance

•             Reviewed and recommended to the Board for approval the replenishment of a discretionary pool of RSUs that the CEO has the authority to grant to non-executive management for reward, retention and recognition purposes, subject to the parameters specified by the Compensation Committee

•             Monitored the actual 2017 discretionary grants under the Restricted Stock Unit Plan to certain members of non-executive management for reward, retention or recognition purposes

•             Received reports on the status of the option share reserves.

Governance

•             Approved the engagement agreement with Meridian and reviewed Meridian’s independence letter

•             Reviewed and approved the Compensation Committee’s annual work plan

•             Received regular updates from management and Meridian on compensation matters, and considered proposed and new Canadian and U.S. regulatory requirements, as well as evolving best practices, on executive compensation

•             Approved the annual work plan, budget and fees of Meridian and conducted an annual assessment of its performance and independence

•             Conducted a review of all components of TELUS executive compensation

•             Received compliance reports on a quarterly basis from the Respectful Workplace Office, which include an overview of relevant education and training activities and analysis of complaints related to discrimination, harassment (including sexual harassment) and bullying

•             Received compliance reports on a quarterly basis in respect of business ethics at the Company, conducted an annual review of our code of ethics and conduct, and recommended changes to the Board for approval

•             Considered reports on our business continuity planning, including work stoppage, pandemic and disaster recovery plans for the first and second quarters; thereafter the review of business continuity disaster recovery plans was assumed by the Audit Committee as part of its risk review

•             Reviewed reports on employee health and safety programs and results

•             Received a report on gender pay practices and analysis

•             Received a report and reviewed the results of an internal audit of the Company’s sales incentive program

•             Received an annual labour relations update from management

•             Received an annual team engagement update from management

•             Reviewed and amended various executive policies with minor language changes only.

Public disclosure

•             Reviewed and approved for publication this report of the Compensation Committee, and the compensation discussion and analysis that follows.

TELUS 2018 INFORMATION CIRCULAR • 53

Executive compensation at TELUS

Contents

	Page		Page

Report to Shareholders	55	At-risk pay: Other considerations	68
Compensation discussion and analysis		2017 actual compensation paid to named
Board oversight	58	executive officers	69
Compensation philosophy	58	Performance graph and CEO compensation	78
Alignment with corporate strategy	58	Clawback policy	81
Risk versus reward	58	Share ownership requirement	81
Annual performance bonus pool	59	Executive shareholdings and total equity summary	82
Total compensation approach	59	Conclusion	82
Total compensation at a glance	60	Executive compensation summary
Benchmarking	61	Summary compensation table	83
Components of executive compensation	62	Incentive plan awards	85
• Base salary methodology	62	Benefits and perquisites	85
• At-risk incentive pay components	62	TELUS Pension Plans	86
At-risk pay: Annual performance bonus	63	Employment agreements	88
At-risk pay: Medium-term incentives	65	Indebtedness of directors and officers	94
At-risk pay: Long-term incentives	65

54 • TELUS 2018 INFORMATION CIRCULAR

EXECUTIVE COMPENSATION AT TELUS

Report to Shareholders

To our Shareholders,

At TELUS, our goal is to share information that is clear and relevant with our Shareholders, and will help you both understand and evaluate our compensation program. We invite you to review the following information to gain a greater understanding of our executive compensation decisions in 2017.

Our philosophy

Our overall philosophy for executive compensation, which has remained consistent since 2000 in line with our corporate growth strategy, is simple – we pay for performance. We believe that executive compensation should have a direct connection to the actual contribution our executives make to the achievement of our overall business objectives and corporate success. Linking executive pay to actual performance ensures their compensation is aligned with shareholder value. This includes the compensation of our President and Chief Executive Officer (CEO) and our Executive Leadership Team (all Executive Vice-Presidents who are appointed officers of the Company) (ELT).

We create this alignment by targeting 75 per cent of an ELT member’s compensation at risk and 85 per cent of the CEO’s compensation at risk. The at-risk pay includes an annual performance bonus (paid in cash), executive performance stock units (EPSUs) and restricted stock units (RSUs). Both EPSUs and RSUs are tied to the price of the Company’s Shares; the EPSUs are linked to medium-term results and the RSUs are linked to long-term results. The remaining 25 per cent of an ELT member’s compensation and the remaining 15 per cent of the CEO’s compensation are fixed (base salary).

In February 2018, we granted long-term incentive (LTI) awards consisting of 50 per cent time-vested RSUs and 50 per cent performance-contingent RSUs for 2017 performance. The performance-contingent RSUs vest based on two performance criteria:

•              Weighted at 75 per cent, a relative external metric, namely relative total shareholder return (TSR), as compared to the incumbent telephone companies within the MSCI World Telecom Index (MSCI Index), over a three-year period

•              Weighted at 25 per cent, an absolute internal metric, total customer connections, achieved against a three-year target.

LTI awards continue to be performance-differentiated and are granted based on the executive’s in-year performance and future potential. The Board deems this performance-based approach to granting LTIs to be a best practice, in contrast to LTIs typically granted on market benchmarks only.

Aligning compensation with corporate strategy

The TELUS team remains focused on the delivery of our national growth strategy and six strategic imperatives (see page 58), which have guided our efforts since 2000. To further advance our strategy, each year we establish corporate priorities (see page 58).

To align executive compensation with our corporate strategy, we have a direct link between an executive’s performance against the achievement of our strategic imperatives and corporate priorities, and his or her pay. The named executive officers’ (NEOs’) targets are a combination of our corporate scorecard targets weighted at 80 per cent of their annual performance bonus and personal performance objectives weighted at 20 per cent of their annual performance bonus. Targets are part of a multi-year business plan and are aligned with our longer-term goals. This same target methodology is used for granting the medium-term EPSU awards.

With the LTI awards, 50 per cent of the LTI is based on our performance on relative TSR and growth of customer connections as directed by our corporate priorities. See page 58 for more information on linkage and page 60 for more information on compensation mix.

Strong governance and appropriate risk-taking

We believe that a good compensation program is defined by two key features: strong governance and appropriate risk-taking by executives to create value for Shareholders. Below are some of the governance practices, policies and inherent design elements of TELUS’ compensation program that help to manage and mitigate risk in executive compensation:

•              Caps on payouts and threshold performance levels for the short, medium and long-term incentives prevent excessive payouts and act as a disincentive to excessive risk-taking

•              Stringent share ownership requirements are in place for our executives

•     CEO – seven times base salary

•     ELT members – three times base salary

•              A clawback policy allows the Company to recoup an executive’s incentive compensation in the event of a material misrepresentation or material error in the financial statements, misconduct and overpayment of incentives attributable to the restated financials

•              Targets for performance metrics in the corporate scorecard are stress-tested and generally made more difficult to attain each year to promote continuous stretch and performance improvement year over year

•              Fifty per cent of LTIs are subject to performance-vesting criteria that are tied to shareholder and corporate success as previously outlined – relative TSR and total customer connections (a reflection of our top priority of putting customers first)

•              LTI awards are also performance-differentiated and granted

•              A double trigger is a default requirement prior to equity vesting in a change of control situation in our Management Option Plan, Restricted Stock Unit Plan and Performance Stock Unit Plan

•              Individual performance objectives are tied to a strong team culture, which precludes individual executives from acting unilaterally without clear executive leadership team knowledge, involvement or approval.

TELUS 2018 INFORMATION CIRCULAR • 55

We have an insider trading policy that prohibits directors, officers and other senior managers from engaging in short selling or trading in puts, calls or options in respect of TELUS securities. This prohibition includes all forms of hedging and monetization of equity awards before vesting. We also require directors and officers to notify the Chief Governance Officer prior to engaging in any trading of TELUS securities.

Ensuring equitable compensation across the organization

TELUS’ pay practices are aligned at and below the executive level. We also use the following methodologies in considering equitable compensation:

•              We ensure overall annual increases to base salary for the executive team are relatively aligned with increases to base salary for positions below the executive level

•              For 2017, CEO and ELT base salaries were frozen in alignment with the salaries of all TELUS team members (except as noted for Doug French on page 73 due to his promotion to Chief Financial Officer (CFO) in 2016)

•              All employees share in the achievement of corporate success through participation in a common profit-sharing performance bonus pool that may increase based on growth in our earnings before interest and taxes (EBIT) and/or corporate scorecard results

•              We use a common methodology (personal value-add assessment model or PVAAM) throughout the organization to assess performance

•              Increased responsibility in any team member’s role and a subsequent promotion are accompanied by a change in pay, as appropriate

•              We use benchmarking compensation data, along with other relevant factors such as internal equity and strategic significance of the role, to develop a base salary range and a total compensation target for all positions across the organization; for roles governed by collective bargaining, the job assessment and compensation ranges are dictated by the terms of the negotiated collective agreement

•              CEO pay is assessed in relation to the second highest paid NEO, so that CEO pay is no more than four times greater than the total direct compensation associated with the second highest paid NEO. This reflects an executive compensation best practice.

Highlights of 2017 performance and CEO compensation

For TELUS, 2017 was characterized by both opportunities and challenges, which we seized and surmounted, demonstrating that we are indeed stronger together. By providing outstanding customer experiences and responding effectively to the competitive landscape, our team delivered solid results and created tremendous outcomes for the benefit of our customers, investors and communities. Our continued focus on putting customers first and executing on our proven strategy generated solid operational and financial performance in 2017, including the following achievements:

•              TELUS’ share price increased from $42.75 to $47.62 in 2017. In addition, Shareholders saw $1.97 of dividends declared per share. When including the reinvestment of dividends from our industry-leading dividend growth program, our Shareholders enjoyed a total return of 16 per cent in 2017, compared to nine per cent for the Toronto Stock Exchange (TSX).

•              TELUS’ total shareholder return over the past one, five, 10 and 15 years has consistently outpaced returns from both the S&P/TSX Composite Index and the MSCI Index:

•              Over one year: TELUS 16 per cent, S&P/TSX nine per cent and MSCI Index seven per cent

•              Over five years: TELUS 80 per cent, S&P/TSX 51 per cent and MSCI Index 55 per cent

•              Over 10 years: TELUS 198 per cent, S&P/TSX 57 per cent and MSCI Index 47 per cent

•              Over 15 years: TELUS 856 per cent, S&P/TSX 264 per cent and MSCI Index 224 per cent.

•              We continued to build on our track record of being a leader in total shareholder return among our peers. Since the beginning of 2000 through 2017, TELUS has generated a total shareholder return of 432 per cent. This is number one in the world among our incumbent telecom peers and compares favourably to the total return for the S&P/TSX Composite Index of 199 per cent and the MSCI Index return of two per cent. During the 14 multi-year time periods since 2000, for the years ending from 2004 until today, TELUS’ total shareholder return was number one in the world versus our incumbent peers 12 times, and has surpassed the second place finisher by an average of 43 percentage points over those 12 times.

•              In 2017, we achieved three of our four consolidated targets:

•              We achieved consolidated revenue growth of 3.9 per cent to $13.3 billion, meeting our revised target of three to four per cent.

•              Earnings before interest, taxes, depreciation and amortization (EBITDA) – excluding restructuring and other costs, grew by 4.4 per cent to $4.9 billion, meeting our revised target of 3.5 to seven per cent. (EBITDA – excluding restructuring and other costs is a non-GAAP measure and does not have a standardized meaning under IFRS-IASB. See Section 11 of Management’s discussion and analysis in the TELUS 2017 annual report for definitions.)

•              Our 2017 basic earnings per share (EPS) of $2.46 included the effect of an increase in the B.C. corporate income tax rate of $0.05, which was not reflected in our target. Excluding this impact, our basic EPS of $2.51 met our target.

•              Capital expenditures of $3.09 billion exceeded our target due to a continued focus on investments in our broadband wireless and wireline infrastructure.

•              We maintained our leadership position in customer loyalty, achieving a postpaid wireless churn rate of less than one per cent for the fourth consecutive year, significantly better than our competitors.

•              In 2017, we accelerated the deployment of our TELUS PureFibre network, which is now available to 1.44 million homes and businesses across B.C., Alberta and Quebec.

In a year characterized by increased competitive and market activity, compensation for 2017 reflected solid corporate and financial performance against targets. It resulted in a corporate scorecard multiplier of 0.71, compared to 0.80 for 2016.

56 • TELUS 2018 INFORMATION CIRCULAR

EXECUTIVE COMPENSATION AT TELUS

CEO 2017 total direct compensation

Darren Entwistle	2017	2016	2017/2016	2017/2016
Total direct compensation (TDC)[1]	TDC ($)	TDC ($)	$ change	% change

Base salary	1,375,000	1,375,000	–	–
Performance bonus	645,565	678,483	(32,918)	(4.9)
EPSU	645,565	678,483	(32,918)	(4.9)
RSU	8,750,000	9,500,000	(750,000)	(7.9)
Total direct compensation	11,416,130	12,231,966	(815,836)	(6.7)

1 Includes base salary, annual performance bonus, EPSUs and the grant value of RSUs.

The total direct compensation for Darren Entwistle in 2017 was $11,416,130, representing a decrease of $815,836 or 6.7 per cent from his total direct compensation in 2016. The decrease in Darren’s 2017 direct compensation was primarily due to a lower RSU award compared to the amount he was awarded last year. While his base salary has remained flat, his RSU award decreased by $750,000, and his annual performance bonus and EPSU grants were also lower, as shown in the table above. The changes in bonus and EPSU awards in 2017 relative to 2016 reflect a lower corporate multiplier that was offset by a larger available performance bonus pool for 2017.

In 2017, TELUS generated an annual total shareholder return of 16 per cent, which compared favourably to the S&P/TSX at nine per cent and the MSCI Index at seven per cent, while comparatively, direct compensation for the CEO decreased by 6.7 per cent. On a two-year basis, TELUS’ total shareholder return was 36 per cent, again outpacing the S&P/TSX at 32 per cent and the MSCI Index at 14 per cent; within this same timeframe, CEO direct compensation decreased by 5.7 per cent.

CEO 2017 total compensation

The following graph shows a comparison of CEO total compensation (including all other compensation and pension) from 2013 through 2017. The total for 2014 is a blended amount of Darren’s total compensation and the total compensation of the former CEO, who served for part of 2014, pro-rated for the number of calendar days that each held the CEO role. In 2017, Darren’s total compensation decreased by $778,532 or six per cent, compared to his total compensation in 2016. A number of factors contributed to this decrease, including a lower EPSU and RSU award and a lower annual performance bonus. Refer to the Summary compensation table on page 83 for more details.

CEO total compensation ($)

1              Includes the EPSU grant that was awarded in cash from 2013 to 2017 for Darren Entwistle.

2017 named executive officer compensation

Total direct compensation for the NEOs (including the CEO) increased slightly by $473,714 or 1.8 per cent over 2016, in contrast to the total shareholder return of 16 per cent enjoyed by our investors. The overall increase in NEO compensation is attributable to several factors, including:

•              An increase of $1,950,000 in annual LTIs, reflecting outstanding accomplishments, and a $2,000,000 retention grant awarded to David Fuller (see page 93)

•              Offset by decreases of $54,302 in base salary amounts (as a former CFO’s base salary was included in 2016, but not in 2017) and a decrease of $26,261 in the performance bonus amounts, reflective of the corporate scorecard result.

Total compensation (including all other compensation and pension) for all the NEOs (including the CEO) increased in 2017 by $3,405,458 or 12.4 per cent when compared to 2016. This overall increase is mainly attributable to the factors mentioned above, as well as to higher pension values in 2017 in the incremental amount of $2,919,900.

Further details on the compensation paid to our CEO and other NEOs are available starting on page 83.

Conclusion

We are firmly committed to providing you with comprehensive and relevant information regarding our executive compensation program. We encourage you to review the following pages, which provide a much more detailed explanation of our methodologies and the actual pay of our executives. We invite you to share any direct feedback with your Board at board@telus.com.

Sincerely,

Mary Jo Haddad

Chair, Human Resources and Compensation Committee

On behalf of the TELUS Board of Directors

TELUS 2018 INFORMATION CIRCULAR • 57

Compensation discussion and analysis

The following is a discussion of TELUS’ executive compensation program. It includes information relating to our philosophy and approach to executive compensation, the methodologies and market research we use in determining compensation, and the actual compensation paid to executives for their 2017 performance.

Board oversight

The Human Resources and Compensation Committee (the Compensation Committee) is responsible for reviewing and approving the compensation arrangements of our Executive Leadership Team (all Executive Vice-Presidents who are appointed officers of the Company) (ELT) and for reviewing and recommending to the Board for approval the compensation arrangements of the President and Chief Executive Officer (CEO).

Compensation philosophy

TELUS pays for performance. We establish a clear and direct linkage between compensation and the achievement of business objectives – in the short, medium and long term – by providing an appropriate mix of fixed versus at-risk compensation, and immediate versus future income linked to our Share price performance.

The Compensation Committee’s primary focus is to maintain an executive compensation program that supports the achievement of three objectives:

•     To advance our business strategy

•     To enhance our growth and profitability

•     To attract and retain the key talent necessary to achieve our business objectives.

The Compensation Committee utilizes both a market-based and performance-based approach to compensation. An executive’s compensation is based on his or her personal performance, together with corporate performance and position relative to competitive market compensation data.

Alignment with corporate strategy

In 2000, we developed a national growth strategy founded on our strategic intent – to unleash the power of the Internet to deliver the best solutions for Canadians at home, in the workplace and on the move. Our six strategic imperatives, which guide our team as we work together to advance our national growth strategy, include:

•     Focusing relentlessly on the growth markets of data, IP and wireless

•     Providing integrated solutions that differentiate TELUS from our competitors

•     Building national capabilities across data, IP, voice and wireless

•     Partnering, acquiring and divesting to accelerate the implementation of our strategy and focus our resources on our core business

•     Going to market as one team, under a common brand, executing a single strategy

•     Investing in internal capabilities to build a high-performance culture and efficient operation.

We establish corporate priorities each year to help guide our actions. For 2017, these priorities were:

•     Delivering on TELUS’ future friendly brand promise by putting customers first

•     Elevating our winning culture for sustained competitive advantage

•     Generating profitable top-line revenue growth while enhancing operational efficiency

•     Increasing our competitive advantage through advanced, client-centric technology, networks and systems that lead the world in reliability

•     Driving TELUS’ leadership position in our chosen business, public sector and international markets

•     Advancing TELUS’ leadership in healthcare information management for better human outcomes.

Our 2017 corporate scorecard metrics (see page 74) and the personal performance objectives (PPOs) of our executives (see page 76) are directly linked to achieving these priorities.

Risk versus reward

Our compensation program incorporates many elements that are intended to ensure our compensation practices do not encourage excessive or inappropriate risk-taking. In addition to the practices we outlined in our Report to Shareholders on page 55, we also have the following in place:

•     At target, only 12.5 per cent of an ELT member’s pay (annual performance bonus) is tied to short-term results, with 12.5 per cent being tied to medium-term results and 50 per cent in the form of long-term incentives (LTIs), which include restricted stock units (RSUs) and/or options. For the CEO, only nine per cent of pay is tied to short-term results, with nine per cent being tied to medium-term results and 67 per cent in the form of LTIs

•     The annual performance bonus is based on a percentage of earnings before interest and taxes (EBIT), ensuring that payouts are based on profitability

•     We require all of our executives to own TELUS Shares (with a market value that is three times the executive’s annual base salary for ELT members and, for the CEO, seven times his annual base salary). Furthermore, we do not include options, executive performance stock units (EPSUs) or RSUs when calculating share ownership. If an executive does not meet this guideline, 50 per cent of his or her net equity award (after taxes) must be taken in Shares for any equity vesting and held until the share ownership requirement is met, unless the executive pursues other means of meeting the share ownership guideline as approved by the Compensation Committee

•     Fifty per cent of LTI awards are subject to performance-vesting criteria

•     There is a requirement to continue to hold a number of Shares equal to the share ownership requirement for one year following retirement.

58 • TELUS 2018 INFORMATION CIRCULAR

EXECUTIVE COMPENSATION AT TELUS

An important part of the Compensation Committee’s risk oversight activities is a mandatory annual review of the linkage between our pay practices and risk. In 2017, Meridian Compensation Partners LLC (Meridian), the Compensation Committee’s independent executive compensation consultant, was engaged to provide an external perspective. Meridian concluded that there are appropriate measures in place that mitigate or balance any potential for undue risk-taking. Meridian based its assessment on a scorecard that reviewed 51 dimensions across the following four categories:

•     Pay philosophy and governance

•     Pay structure

•     Performance metrics/measurement

•     Risk mitigation practices.

In addition, we completed an internal review of select sales incentive programs throughout the organization. The scope of the review included: structure, authority and responsibility; performance measures and monitoring; and commitment to competence, integrity and ethical values. Based on the review, we concluded that there are robust oversight and governance frameworks in place across the sales programs reviewed, strong monitoring controls, and a culture of integrity supported by the code of ethics and conduct, the sales code of conduct and our EthicsLine.

After considering the results of the assessment and internal review, the Compensation Committee did not identify any risks arising from the Company’s compensation policies and practices that would be reasonably likely to have a material adverse effect on the Company.

Annual performance bonus pool

Annual performance bonuses for the entire TELUS team, including the CEO, are drawn from a collective profit-sharing pool. Benefits of the profit-sharing pool approach include:

•     Affordability – The size of the annual bonus pool is linked to EBIT, ensuring that the payout is always affordable

•     Transparency – The methodology we use provides a transparent and easily understandable approach for team members and Shareholders

•     One team, one goal – All team members share proportionately in the risks and rewards of the profit-sharing pool. By taking a collective approach and not focusing on each individual business unit, we strengthen our goal of fostering a collaborative culture, supported by a profit-sharing mindset across the Company.

We selected EBIT as the measure for calculating the size of the bonus pool because we believe it is a fair and accurate representation of TELUS’ profit that team members can help to influence, and it measures the effectiveness of our return on capital investments by accounting for depreciation and amortization.

In 2017, the Compensation Committee and the Board set the size of the profit-sharing pool at 8.25 per cent of EBIT, the same as the previous year. At 8.25 per cent of EBIT, the pool methodology effectively lowers an ELT member’s annual cash bonus and EPSU at-target payout from 50 per cent to 42 per cent of base salary, and the CEO’s cash bonus and EPSU at-target payout from 60 per cent to 51 per cent of base salary. For 2018, the Compensation Committee and the Board set the

size of the profit-sharing pool at 8.0 to 8.5 per cent of EBIT, which is consistent with last year. This percentage for the purposes of the 2018 annual performance bonus is driven by affordability and our continued focus on funding strategic investments. The Board’s longer-term goal is to move gradually toward a fully funded performance bonus program in alignment with the market.

Total compensation approach

TELUS takes a holistic approach to executive compensation. A summary of our complete compensation program is on page 60.

Key compensation elements

The key components of direct compensation for the ELT are fixed base salary, making up 25 per cent of the executive’s targeted compensation, and variable at-risk compensation, making up the remaining 75 per cent. This 25/75 split reflects TELUS’ commitment to pay for performance. CEO compensation is set at 15 per cent fixed base salary and 85 per cent variable at-risk compensation. The targeted percentages of annual performance bonus and EPSU awards are adjusted further based on affordability.

The at-risk compensation includes short-term performance bonuses (paid in cash to reward annual performance), medium-term incentives (paid in EPSUs to reward performance in the medium term or approximately three years) and LTIs (paid in RSUs and/or share options to promote the retention of the executive and reward performance over the long term). The following charts show the targeted mix of fixed and at-risk compensation for the ELT and the CEO.

1     Amounts for the CEO include EPSU grants made in cash.

Also considered as part of the Company’s total compensation program are benefits and perquisites, as well as retirement benefits. See page 85 for details.

TELUS 2018 INFORMATION CIRCULAR • 59

Total compensation at a glance

Component	Targeted % of total	Description
Direct compensation
Fixed base salary	CEO 15	Annual base salary – cash
ELT 25

•   Ranges are established for each position based on the market, with the mid-point of the range being set at the median of the Canadian comparator group. Executives are targeted to be paid at the mid-point.

At-risk compensation	CEO 9	Annual performance bonus – cash
ELT 12.5

•   50% of base salary at-target for an ELT member and 60% of base salary for the CEO, subject to affordability based on a profit-sharing pool (for an ELT member, 8.25% of EBIT for 2017 providing an at-target payout that is more reflective of approximately 42% of base salary versus 50%; and for the CEO, approximately 51% of base salary versus 60%)

• Tied to corporate and individual performance, with corporate performance given 80% weighting (see page 63)
• Corporate performance is determined using a corporate scorecard

•   Individual performance is determined by an assessment of performance against individual pre-stated annual objectives; for the CEO in 2017, individual performance was assessed against the CEO’s PPOs (see page 76)

• Corporate and individual performance metrics can lead to payouts of zero (for substandard performance) to no more than 200% (for exceptional performance)
• The CEO approves the executives’ individual performance objectives and the Compensation Committee approves the CEO’s performance objectives.
	CEO 9	Annual medium-term incentive – EPSUs
ELT 12.5

•   50% of base salary at-target for an ELT member and 60% of base salary for the CEO, subject to affordability based on the profit-sharing pool (for an ELT member, 8.25% of EBIT for 2017 providing an at-target payout that is more reflective of approximately 42% of base salary versus 50%; and for the CEO, approximately 51% of base salary versus 60%)

•   Grant value is determined in the same way as the annual performance bonus, but the number of EPSUs that are awarded is determined by dividing the dollar value of the annual performance bonus by the higher of the Share price at the beginning of the prior year or the end of the prior year, which results in a reduced target award value if the Share price has declined during that year, but no increase in the award value if the Share price increased instead (see page 65)

•   EPSUs vest at a rate of one-third every year over a period of just under three years and encourage the executives to drive shareholder value over the medium term (may be provided in cash to the CEO given his shareholdings).

	CEO 67	Annual long-term incentive – RSUs and/or share options
	ELT 50	• This award may consist of a mix of RSUs and/or share options. For the past seven years, however, the annual grant to the CEO and executives has consisted of RSUs only
• In respect of 2017 performance, the executives’ RSU awards consist of 50% time-vested RSUs and 50% performance-contingent RSUs (see page 65)

•   The size of grants to executives is differentiated based in part on their performance and future potential (performance granting), as measured by their personal value-add assessment model (PVAAM), which is based on results achieved, leadership, retention risk and value to strategy

• The size of the grant is also based on market benchmarking

•   Options have a term of seven years and cliff-vest three years from the grant date. They also tie payouts to future Share price performance, which encourages executives to drive shareholder value over the longer term

• RSUs cliff-vest in just under three years.
Indirect compensation
Benefits and perquisites		• A competitive executive benefits program, including comprehensive annual health assessments for the executives and their spouses
• Vehicle, executive healthcare, telecommunications benefit and flexible perquisite plan.
Retirement benefits		• Registered defined benefit plan and Supplemental Retirement Arrangement (SRA) consistent with market practice. The SRA arrangements for all named executive officers (NEOs) are described on page 86
• In some cases, may also be a registered defined contribution (DC) plan and DC supplementary plan for designated employees.

60 • TELUS 2018 INFORMATION CIRCULAR

EXECUTIVE COMPENSATION AT TELUS

Benchmarking

Highlights

•     We select a Canadian comparator group made up of competitors and companies in other Canadian industries of comparable complexity and size to benchmark compensation ranges and levels

•     We also use a U.S.-based comparator group as a secondary reference point

•     Benchmarking results are size-adjusted, when required, to the Company’s revenues

•     The list of companies in the comparator groups is reviewed and updated annually by the Compensation Committee

•     The comparator groups used for 2017 compensation did not change from 2016.

Selection of comparator group

Each year, the Compensation Committee reviews and selects a comparator group for benchmarking purposes, with input from the executive compensation consultant and management. The comparator group is made up of competitors of TELUS and companies in other Canadian industries of appropriate size compared to that of the Company, with executive positions of similar scope and complexity, and with which TELUS would compete for executive talent in the marketplace. We also aim to include companies with strong financial results and governance practices. To ensure we do not overestimate compensation practices, benchmarking results are size-adjusted, when required, to the Company’s revenues using statistical analysis.

Typically, we consider an appropriate range for the size of companies included in our comparator groups to be approximately one-third to three times TELUS’ total revenues, depending on the availability of strong industry comparators. All of the companies in our 2017 Canadian comparator group used for benchmarking purposes are within or close to this range in relation to TELUS’ 2016 annual revenue. Companies included in the 2017 Canadian comparator group had revenues ranging from $3.9 billion to $45.7 billion (based on trailing 12-month revenues), with an average of $15.1 billion and a median of $12.2 billion, compared to TELUS’ 2016 revenue of $12.8 billion. The comparator group used for 2017 compensation is outlined in the table below and is identical to the comparator group used in 2016. For 2018, the comparator group will be identical to the group used in 2017, with the following exception: Agrium Inc. and Potash Corp. will be removed and replaced with Nutrien Ltd., which is the new entity created from the merger of Agrium and Potash.

Canadian comparator group used for benchmarking
Agrium Inc. (fertilizers and agricultural chemicals)	Loblaw Companies Limited (food retail)
BCE Inc. (telecommunications services and media)	Potash Corp. of Saskatchewan Inc. (fertilizers and agricultural chemicals)
Canadian National Railway Company (railroads)	Quebecor Inc. (telecommunications services and media)
Canadian Tire Corporation (general merchandise)	Rogers Communications Inc. (telecommunications services and media)
Cenovus Energy Inc. (integrated oil and gas)	Shaw Communications Inc. (telecommunications services)
CGI Group Inc. (IT consulting and systems integration)	Suncor Energy Inc. (integrated oil and gas)
Enbridge Inc. (oil and gas storage and transportation)	Teck Resources Limited (diversified metals and mining)
Encana Corporation (oil and gas exploration and production)	Thomson Reuters Corp. (publishing)
Finning International Inc. (trading companies and distributors)	TransCanada Corporation (oil and gas storage and transportation)

Recognizing the increasing competitiveness of the telecommunications industry and the global talent pool available at the executive level, the Compensation Committee also approved the continued use of a

U.S.-based telecommunications comparator group. This group is not directly used for benchmarking, but serves as a source of secondary data in assessing executive compensation against market data.

TELUS 2018 INFORMATION CIRCULAR • 61

As noted above, we typically consider an appropriate range for the size of companies included in our comparator groups to be approximately one-third to three times TELUS’ total revenues, depending on the availability of strong industry comparators. All of the companies included in our 2017 U.S.-based comparator group fall within this range, except for Sprint Corp. and T-Mobile US Inc., which have revenues that are slightly higher. The companies included in the 2017 U.S.-based comparator group had revenues ranging from US$5.2 billion to US$32.9 billion (based on trailing 12-month revenues), with an average of US$15.3 billion and a median of US$12.6 billion. The comparator group for 2017 is outlined in the table below and is identical to the comparator group used in 2016. For 2018, the comparator group will be identical to the group used in 2017, except for the following: Level 3 Communications will be removed, as it was acquired by CenturyLink, and DISH Network Corp. will be added in its place.

U.S.-based comparator group used as secondary reference for benchmarking
CenturyLink Inc	Sprint Corp.
Frontier Communications Corp.	T-Mobile US Inc.
Level 3 Communications Inc.	Telephone and Data Systems Inc.
Liberty Global Plc.	U.S. Cellular
Motorola Solutions Inc.	Windstream Holdings Inc.
Qualcomm Inc.

Benchmarking process

The Compensation Committee reviews and benchmarks TELUS’ compensation mix and total proposed compensation for its executives against the data from the Canadian comparator group to ensure we are providing competitive compensation. To obtain a secondary reference point, the Compensation Committee then assesses the proposed compensation against the data from the U.S.-based comparator group.

The Compensation Committee also benchmarks and considers against the data from the same Canadian comparator group the value of the other elements of an executive’s total compensation, such as benefits, retirement programs and perquisites.

Throughout the process, the Compensation Committee engages and receives expert advice from the compensation consultant, who conducts surveys and provides competitive data and market trends, and the Committee also considers any management recommendations that may be offered. The benchmarking data, along with other relevant factors, such as internal equity and the strategic significance of each role, are used to develop a base salary range and a total compensation target for each executive position, as well as the appropriate mix of benefits and perquisites. In keeping with our pay-for-performance approach, actual compensation is measured against the benchmark data but is driven by an executive’s performance.

Components of executive compensation

Base salary methodology

At TELUS, we target base salary at the 50th percentile of the Canadian comparator group. We then make adjustments to individual base salaries that we consider appropriate to recognize the executives’ varying levels of responsibility, prior experience, breadth of knowledge, overall individual performance and internal equity, as well as the pay practices of companies in the comparator group. The Compensation Committee considers and approves base salaries of the executives, while the Board approves the CEO’s base salary based on the Compensation Committee’s recommendations.

At-risk incentive pay components

At-risk incentive pay consists of three components:

•     Annual performance bonus (cash)

•     Medium-term incentives (EPSU awards)

•     Long-term incentives (RSU and/or option awards)

•     Fifty per cent time-vested

•     Fifty per cent performance-contingent.

The following information outlines how the at-risk components are determined and delivered.

62 • TELUS 2018 INFORMATION CIRCULAR

EXECUTIVE COMPENSATION AT TELUS

At-risk pay: Annual performance bonus

Methodology

The annual performance bonus is designed to reward the achievement of business objectives in the short term by providing immediate income in cash. According to our benchmarking, other companies target cash bonuses for their executives at 75 to 125 per cent of base salary; at TELUS, our annual performance bonus equals 50 per cent of the annual base salary for at-target performance for the ELT and 60 per cent of the annual base salary for at-target performance for the CEO (subject to affordability). This element of pay is calculated based on individual and corporate performance and, to better reflect affordability and our continued focus on funding strategic investments, on a profit-sharing pool. For 2017, the profit-sharing pool was set at 8.25 per cent of EBIT, providing a reduced payout that is more reflective of approximately 42 per cent of an ELT member’s base salary (at target) versus 50 per cent and approximately 51 per cent of the CEO’s base salary (at target) versus 60 per cent.

Each executive’s annual performance bonus is determined using the following formula. Each element in the formula is explained in the steps outlined below.

8.25% of 2017 EBIT	x	Executive’s personal portion of profit-sharing pool	x	Corporate scorecard multiplier 0 to 200%	x	80% (corporate weighting)

8.25% of 2017 EBIT	x	Executive’s personal portion of profit-sharing pool	x	Individual multiplier 0 to 200%	x	20% (individual weighting)

Annual performance bonus

To determine the annual performance bonus for each executive, we follow a four-step process:

•     Step 1: Determine the profit-sharing pool size and each executive’s personal portion of the pool

•     Step 2: Assess corporate performance as measured by the corporate scorecard results

•     Step 3: Assess the individual’s performance as measured by his or her results and leadership

•     Step 4: Calculate the annual performance bonus based on the above payout formula.

Step 1: Determine the profit-sharing pool size and each executive’s personal portion of the pool

At the start of each year, the Board and the Compensation Committee approve the size of the profit-sharing pool for the executives, which was 8.25 per cent of EBIT for 2017.

Each executive’s personal portion of the 2017 profit-sharing pool is determined by the following formula:

Executive’s 2017 base salary
x performance bonus target %
2017 base salary of all eligible participants
including the executives
x performance bonus target % of all eligible participants
including the executives

TELUS 2018 INFORMATION CIRCULAR • 63

Step 2: Assess corporate performance as measured by corporate scorecard results

Corporate performance is measured through the results of TELUS’ corporate scorecard. This is determined at the end of the performance year by rating the extent to which we have met or exceeded our targets for each metric set at the start of the year. Our 2017 metrics measured achievements in three areas: customers first, profitable growth and efficiency, and employee engagement. See page 74 for details on the 2017 corporate scorecard and our results.

Setting objectives

The objectives in our corporate scorecard are set each year and approved by the Compensation Committee at the beginning of the year. Financial metrics in the objectives are largely based on targets that meet or exceed the annual budget approved by the Board.

The key aspects of the target-setting process include:

•     Selecting measurable and auditable performance metrics

•     Ensuring that, as a general principle, the threshold target for any metric (yielding a 0.5x multiplier) exceeds the actual result on that metric in the previous year. The target (yielding a 1.0x multiplier) for any budget-related metric is generally set at or above the corresponding number in the corporate budget approved by the Board

•     Stress-testing the current year’s targets against the prior year’s scorecard to determine year-over-year continuous improvement. When the 2017 targets were run through the 2016 corporate scorecard for stress-test purposes, the multiplier was 1.17x. In comparison, the 2016 corporate scorecard multiplier was 0.80x, clearly indicating that the 2017 targets represented a significant year-over-year uplift (46 per cent) in targeted performance in comparison to the 2016 targets

•     Ensuring that the targets and stretch targets that are used to determine whether these objectives have been met or exceeded are clearly set out in the corporate scorecard

•     Ensuring that all performance metrics are tied to the Company’s strategic imperatives and corporate priorities.

Step 3: Assess the individual’s performance as measured by results and leadership

Individual performance is measured against the PPOs of each executive and the leadership skills demonstrated by that executive.

The PPOs of the CEO consist of strategic and operational objectives that support TELUS’ 2017 corporate priorities, the CEO’s personal priorities that align with TELUS’ strategic intent and imperatives, and TELUS’ long-term goals for 2019, as well as any other goals that may be set by the Compensation Committee.

The PPOs of each executive support the PPOs of the CEO and primarily consist of the strategic and operational objectives from the CEO’s PPOs that relate to the business unit led by that executive, as well as any other goals that are set by the CEO.

The Compensation Committee, with input from the Board, assesses the CEO’s performance and his leadership against the strategic plan, the corporate priorities, the corporate scorecard and his PPOs. The Chair of the Compensation Committee invites Board members to provide him or her with their comments or observations in writing regarding the CEO’s performance prior to the meeting of the Compensation Committee at which members will assess the performance of the CEO. In particular, feedback is requested with respect to each of the four categories of PVAAM: results achieved, leadership, retention risk and value to strategy. Information on how to assess the categories is given to each Board member. Once the first two categories of PVAAM (results achieved and leadership) are determined, the Compensation Committee recommends an individual multiplier based on a range specific to the PVAAM result. See page 67 for further details regarding PVAAM. The CEO also assesses the personal performance results achieved by each executive and his or her leadership against his or her PPOs and leadership values.

Step 4: Calculate the annual performance bonus based on the payout formula

In the fourth step, the Compensation Committee reviews the CEO’s assessment of each executive’s performance, along with his recommendations on the executive’s individual multiplier, and determines the annual performance bonus of each executive using the formula on page 63. The Compensation Committee, with input from the Board as it relates to the CEO, assesses the personal performance results achieved by the CEO and his leadership. Based on this assessment, the Committee determines an individual multiplier and, along with the related multiplier in the corporate balanced scorecard, recommends to the Board for approval the annual performance bonus of the CEO, based on the formula on page 63.

The relative weight that corporate and individual performance has in determining a team member’s annual performance bonus depends on the individual’s organizational level and ability to influence the Company’s overall performance. In the case of the executives, including the CEO, the weightings are 80 per cent for the corporate component and 20 per cent for the individual component.

Payout on corporate or individual performance can range from zero for substandard performance to a maximum of 200 per cent for exceptional performance. This approach ensures that the at-risk incentive pay reflects actual performance and requires truly outstanding results to generate payments exceeding the target award.

64 • TELUS 2018 INFORMATION CIRCULAR

EXECUTIVE COMPENSATION AT TELUS

At-risk pay: Medium-term incentives (EPSUs)

Methodology

Medium-term incentives are paid in the form of EPSUs under the Performance Stock Unit Plan. EPSUs are designed to reward the achievement of our business objectives in the medium term (up to three years) by providing future income that is linked to Share price performance. We achieve this by pegging the value of EPSUs to the value of Shares (which further aligns the interests of executives with those of Shareholders) and paying them out over approximately three years on a schedule under which one-third of the EPSUs vest each year. We believe this medium-term incentive, targeted at 50 per cent (for the ELT) or 60 per cent (for the CEO) of annual base salary, is better aligned with shareholder interests. Deferring and linking this portion of executive compensation to Share price performance also distinguishes us from other companies that target bonuses for executives at 75 to 125 per cent of base salary and pay them entirely in cash.

To determine this award, we start with the amount of the annual performance bonus and apply the following formula:

EPSU award =	The dollar value of the annual performance bonus
The higher of the Share price at the beginning of the year or at year-end[1]

1   Determined using the weighted average price of Shares listed on the TSX for the 15 trading days immediately preceding either January 1 or December 31 of the immediately preceding fiscal year, whichever is higher.

Any decline in the value of Shares of the Company over the performance year directly reduces the value of the executive’s EPSU award, despite the fact that performance objectives for the year may have been met. If an executive resigns, all unvested EPSUs are forfeited. See page 99 for a description of the key terms of the Performance Stock Unit Plan.

The Compensation Committee approves EPSU awards to executives annually following its review of the CEO’s assessment of each executive’s performance, while the EPSU award to the CEO is approved by the Board annually upon the recommendation of the Compensation Committee.

At-risk pay: Long-term incentives (RSU and/or option awards)

Methodology

LTIs can be awarded in the form of RSUs and/or options granted under the Restricted Stock Unit Plan and the Management Option Plan, respectively. Since February 2011, they have been provided in the form of RSUs. The RSUs and/or options are designed to promote retention and reward the achievement of business objectives in the longer term (three years and beyond) by providing future income that is linked to performance.

The key features of the LTIs are as follows:

•     They are generally provided in the form of RSUs that typically cliff-vest in just under three years from the grant date, and/or options that cliff-vest in the year and have a seven-year term.

•     The value of RSUs and/or options (when granted) is pegged to the value of the Shares. Options are granted at an exercise price not less than the market value of the Shares on the date of the grant, determined in accordance with the Management Option Plan. The Compensation Committee (for the ELT) and the Board (for the CEO) approve a dollar value for the grants of RSUs. They are then converted into units based on the market value of the Shares at the time of the grant, determined in accordance with the Restricted Stock Unit Plan. See page 100 for details.

•     The size of these awards, which are usually determined at the beginning of the fiscal year in respect of the previous year’s performance, is based on an executive’s performance in the previous year and the executive’s future potential, as measured using the Company-wide PVAAM methodology, and compared to market compensation information. The Compensation Committee also takes into account grants made in the previous three years and the vesting schedule of such grants when determining new grants and the size of such grants. The Compensation Committee considers the number of unvested LTIs in place to assess retention risk and as a comparator for granting future LTIs that are based on performance.

•     Since February 2014, half the value of the overall LTI award to executives has been in the form of performance-contingent RSUs and half has been in the form of time-vesting RSUs.

Performance-contingent incentives

The performance-contingent RSUs provide for a performance period of three years (starting October 1) and cliff-vest at the end of the three-year performance period. Accordingly, for performance-contingent RSUs granted in February 2018 in respect of 2017 performance, the three-year period is October 1, 2017 to September 30, 2020 for a payout (if warranted) in November 2020.

The two performance metrics are:

•     Relative total shareholder return (TSR), weighted at 75 per cent, compared to the incumbent telephone companies in the MSCI World Telecom Index (MSCI Index), over a three-year period

•     Total customer connections, weighted at 25 per cent, against a three-year forecast.

TELUS 2018 INFORMATION CIRCULAR • 65

The following chart outlines the breakdown of LTIs for an executive’s grant (with the percentages reflecting the amount of the total dollar value of the grant that each component represents):

Performance-contingent LTI	Total customer connections	12.5%
	Relative TSR	37.5%
Time-vested LTI		50.0%

Relative total shareholder return

The Compensation Committee believes that relative TSR over a three-year period, compared to the more than 20 incumbent telcos in the MSCI Index, is an appropriate metric upon which to base the payout of an LTI, as it enhances the alignment of our executives’ pay with Shareholder interests. It is also consistent with prevalent and/or leading market practices and is a reliable and accurate measurement of our ability to create Shareholder value in relation to other public companies, as we acknowledge that telecom investors have a choice as to where they want to invest.

Weighted at 75 per cent of the performance-contingent portion, payouts could range from zero (if TELUS ranks below the 45th percentile) to 200 per cent (if TELUS ranks at or above the 90th percentile).

The following chart depicts the payout scale.

Total customer connections

Total customer connections is an internal, absolute metric that directly supports our top corporate priority to put customers first. This metric measures our ability to organically grow our customer connections, retain our current customers and attract customers from our competitors with outstanding customer service and new products and applications. It includes residential wireline network access lines (NALs), and wireless, Internet and TELUS TV connections, but excludes machine-to-machine connections and, for 2016 and 2017, business NALs. The metric is based on a three-year forecast, which, in the case of the grant in respect of 2017, is for the period October 1, 2017 to September 30, 2020. The forecast is derived from the Board-approved target for total connections, risk-adjusted to reflect competitor activity, and approved by the Compensation Committee. The Compensation Committee annually reviews this metric to determine whether the definition remains appropriate. While we disclosed the targets for this metric of our performance-contingent LTI program in 2014, we feel that continuing disclosure would enable our competitors to reverse-engineer our year-over-year targets and any changes in this regard, thereby providing insight into our strategic business plans that is not in the best interests of our Shareholders and that would seriously prejudice our Company in the intensely competitive market in which we operate. Shareholders can have confidence in knowing that this performance-contingent incentive is structured in the same manner as it was in 2014 and that both the Compensation Committee and the Board are confident that the degree of difficulty for this year’s customer connections threshold, target and stretch goal is equal to the degree of difficulty established in 2014. The metric is weighted at 25 per cent of the performance-contingent portion, with payouts ranging from zero to 200 per cent. A minimum level of performance results in a payout of 50 per cent of target. At-target performance results in a payout of 100 per cent of target, and two times the stretch goal results in the maximum payout of 200 per cent of target.

Payout calculation methodology

Upon vesting, the payout for each metric will be calculated using the following formula:

Number of share units at vesting (including reinvested dividends)
x share price at the time of vesting
x performance multiplier for that metric
= payout award

66 • TELUS 2018 INFORMATION CIRCULAR

EXECUTIVE COMPENSATION AT TELUS

The following chart illustrates the payout award if an executive is granted an LTI award of $1 million, assuming a Share price of $40 at the time of grant and a Share price of $45 at vesting. The chart also assumes that the performance multiplier is 100 per cent for each of the two performance metrics. Figures do not include additional RSUs equivalent in value to the dividends paid on the Shares, which would enhance the value of the award.

LTI component	Performance element	Grant value	No. of RSUs granted at $40	Vesting value with Share price at $45[1]	Performance multiplier	Pre-tax payout value
Time-vested RSUs	Not applicable	$500,000	12,500	12,500 x $45 = $562,500	Not applicable	$562,500
Performance- contingent RSUs	TSR (75% weight)	$375,000	9,375	9,375 x $45 = $421,875	60th percentile ranking = 100% payout	$421,875
	Total customer connections (25% weight)	$125,000	3,125	3,125 x $45 = $140,625	Assume on-target 100% payout	$140,625
Total		$1,000,000				$1,125,000

1   This figure is for the purpose of illustration only and is not a forward-looking statement, target or guidance.

Prior to making any payments with respect to performance-contingent RSUs, the Compensation Committee has discretion to make determinations regarding the performance level achieved and the resulting performance multiplier. In making such determinations, the Compensation Committee or the Board, as applicable, may take into consideration significant external challenges and opportunities faced by the Company that were not contemplated or reasonably expected at the time the RSU grant was approved and may increase or decrease the performance multiplier (subject to a maximum performance multiplier of 200 per cent) to reflect (i) changes in the composition of companies in the MSCI Index, (ii) extraordinarily good or poor performance, (iii) external factors affecting the Company’s performance, such as significant changes in the telecom regulatory landscape in Canada, and/or (iv) other reasons as the

Compensation Committee or the Board, as applicable, shall determine in its discretion.

Assessing individual performance with PVAAM

As the size of the awards is differentiated based on individual executives’ current performance and future potential, our LTIs are performance-granted and 50 per cent of the award is subject to vesting performance criteria. PVAAM is the assessment tool used to evaluate each employee’s performance, including each executive’s performance in the previous year and their future potential. Executives are assessed under the four categories described in the following table – results achieved, leadership, retention risk and value to strategy – and are awarded a score from one to five in each of the four categories.

PVAAM
Performance		Potential
Results achieved The extent to which the executive has achieved results based on PPOs	Leadership The extent to which the executive has exhibited leadership skills (through living and championing the TELUS values)	Retention risk The potential cost and impact of a departure by the executive	Value to strategy The value that the executive brings to achieving TELUS’ strategy

In both the results achieved and leadership categories, performance is ranked out of five as follows: well above average (five), above average (four), average (three), below average (two) and well below average (one).

In the retention risk category, retention risk is classified as: very high (five), high (four), average (three), low (two) and very low (one). An executive is awarded a score based on the following considerations:

•     Opportunities in the internal or external market or how sought-after the skills set or experience of the executive is in the marketplace relative to his or her peers

•     How easily replaceable the skills set or experience of the executive is in the marketplace relative to his or her peers

•     How costly it would be to replace the executive relative to his or her peers.

In the value to strategy category, an executive is awarded a score from one to five as a measure of the executive’s potential for growth and strategic contribution. A score of five would indicate the executive has a very high value in respect of the realization of the Company’s strategy over the years ahead, with scores from four to one, respectively, indicating that the executive’s value in respect of the Company realizing its strategy over the years ahead is high, medium, low or very low.

TELUS 2018 INFORMATION CIRCULAR • 67

The following factors, relative to the executive’s peers, are considered:

•     The expertise of the executive in his or her current role or discipline

•     The capacity of the executive to take on broader assignments in his or her current role

•     The capacity of the executive for promotion

•     The ability of the executive to lead or mentor others beyond the expectations of his or her current role

•     The ability of the executive to apply strategic thinking beyond the expectations of his or her current role

•     The ability of the executive to actively integrate his or her work with other initiatives across the business

•     The ability of the executive to apply a level of decision-making beyond the expectations of his or her current role.

The total score received by an executive as a result of these evaluations is then used to determine the PVAAM category in which the executive will be placed. The five PVAAM categories are as follows:

PVAAM category	Total score
Crucial resource	18 to 20
Key player	16 to 17
Highly valuable contributor	14 to 15
Solid talent	12 to 13
Build capabilities/ performance manage	Less than 12

The dollar value of any LTI awards paid to executives, including the CEO, will be aligned with our overall compensation philosophy, which is that compensation should be both performance-based and market-based. The following model is used for granting LTIs based on individual performance and potential, and market position relative to total direct compensation (base salary + annual performance bonus + EPSU awards + RSU/option awards).

PVAAM category	Total direct compensation (percentile of comparator group)
Crucial resource	At or about the 75th percentile
Key player	At or about the 60th percentile
Highly valuable contributor	At or about the 50th percentile
Solid talent	Below the 50th percentile
Build capabilities/ performance manage	N/A

Awards can range from zero for executives with a PVAAM score below 12 to an amount that would put the total direct compensation at or near the 75th percentile of the comparator group for an executive who is a crucial resource to the Company. Ranges are established for each PVAAM category and for each position based on market benchmarking. Our LTI awards are performance (and future potential) differentiated and granted, which we deem to be a leading practice and preferable to LTI grants based exclusively on market benchmarks. Our practice provides for performance-based differentiation that reflects corporate and individual performance.

For the CEO, RSU and option grants require Board approval upon the recommendation of the Compensation Committee. For executives other than the CEO, the CEO first recommends to the Compensation Committee the total value of RSUs and/or options to be granted to each executive, and the Compensation Committee, after considering the CEO’s recommendation, then recommends to the Board the total value of RSUs and options to be granted in the aggregate to all executives. The Compensation Committee approves individual grants to the ELT.

The aggregate dollar amount for the annual grants of options and RSUs to non-executive management is approved by the Compensation Committee, but the individual grants are approved by the CEO.

At-risk pay: Other considerations

As described above, our compensation practices are robust and formula-based and involve the consideration of a number of internal and external performance measures consistent with our pay-for-performance philosophy. The Compensation Committee, however, retains the authority to reduce or supplement compensation determined by our practices in exceptional circumstances.

68 • TELUS 2018 INFORMATION CIRCULAR

EXECUTIVE COMPENSATION AT TELUS

2017 actual compensation paid to named executive officers

Named executive officers (NEOs)

The NEOs for 2017 are:

•                 Darren Entwistle, President and CEO

•                 Doug French, Executive Vice-President (EVP) and Chief Financial Officer (CFO)

•                 Josh Blair, Chief Corporate Officer; EVP, TELUS Health and Business Solutions West; and Chair, TELUS International

•                 Eros Spadotto, EVP, Technology Strategy

•                 David Fuller, EVP and President, TELUS Consumer and Small Business Solutions.

Darren Entwistle – President and CEO

As CEO, Darren is responsible for the Company’s strategy and leading the development and execution of business and operating plans. He is committed to advancing our focus on putting customers first and further developing the strength of the TELUS team culture. Darren has served as President and CEO since 2000, which makes him the longest-serving CEO among global incumbent telecom companies.

2017 key results	Compensation (as at December 31)	2017 ($)	2016 ($)	2015 ($)

• Progressed our track record of delivering impressive shareholder returns among our global peers since 2000 with a 432% total shareholder return to December 31, 2017, number one in the world among our incumbent peers. This compared favourably to the return of the S&P/TSX at 199% and the MSCI Index at 2% • Achieved a postpaid wireless churn rate of less than one per cent in all four quarters of 2017 and in 17 of the last 18 quarters, as well as for the last four years • Returned more than $1 billion to Shareholders in 2017.	Base salary	1,375,000	1,375,000	1,375,000

Annual performance bonus	645,565	678,483	683,349

EPSUs (provided in cash)	645,565	678,483	643,729

LTI – RSUs	8,750,000	9,500,000	9,400,000

Total direct compensation	11,416,130	12,231,966	12,102,078

Change from previous year	(6.7)%	1%	N/A

2017 pay mix	Share ownership

Required level	Number of shares held[1]	Share price (Dec 31, 2017)	Total value	Multiple

7x base salary	198,804	$47.62	$9,467,046	6.9x

1 At 6.9x, Darren is very close to meeting his share ownership target of 7x annual base salary. It will be met during 2018.

TELUS 2018 INFORMATION CIRCULAR • 69

Doug French – EVP and CFO

Doug leads a team that includes Financial Reporting and Analysis, Finance Operations, Treasury, Investor Relations, Risk Management, Revenue Assurance, Taxation, Pension Investment Management, Corporate Development, Real Estate and Sustainability. Doug joined TELUS in 2000 upon the acquisition of Clearnet Communications Inc., where he had worked since 1996.

2017 key results	Compensation (as at December 31)	2017 ($)	2016 ($)	2015[1] ($)

• Prepared TELUS to meet IFRS 15 reporting obligations, positioning TELUS as an industry trailblazer • Issued US$500 million in senior unsecured notes at 3.70% maturing in 2027 and $325 million in senior unsecured notes at 4.70% maturing in 2048 • Fuelled TELUS’ financial health, as evidenced by TELUS’ 3.9% and 4.8% annual revenue and Adjusted EBITDA growth in 2017, despite facing unpre-cedented competitive pressures.	Base salary	590,179	431,096	306,301

Annual performance bonus	193,585	151,568	116,225

EPSUs/MPSUs	193,585	124,843	42,108

LTI – RSUs	2,150,000	2,100,000	650,000

Total direct compensation	3,127,349	2,807,507	1,114,634

Change from previous year	11%	152%	N/A

2017 pay mix	Share ownership

Required level	Number of shares held[2]	Share price (Dec 31, 2017)	Total value	Multiple[3]

3x base salary	7,123	$47.62	$339,197	0.6x

1 Not an ELT member in 2015. 2 Doug has until February 2022 to reach the share ownership target 3 Measured against his annualized base salary of $600,000.

Josh Blair – Chief Corporate Officer; EVP, TELUS Health and Business Solutions West; and Chair, TELUS International

Josh leads TELUS Health and TELUS Business Solutions West, and is also the Chair of TELUS International. As well, he serves as TELUS’ Chief Corporate Officer, supporting the Board on selected activities and priming relationships with many of TELUS’ external stakeholders. Josh joined predecessor company BC TEL in 1995.

2017 key results	Compensation (as at December 31)	2017 ($)	2016 ($)	2015 ($)

• Expanded TELUS International operations through the acquisitions of Voxpro in 2017, with operations in the U.S., Europe and Asia, and Xavient in early 2018, based in India, to elevate our next-generation IT outsourcing capabilities • Expanded TELUS Health through strategic investments in the pharmacy management business and partnerships, including with Canada Health Infoway • Delivered strong likelihood-to-recommend and customer connection results in Business Solutions West.	Base salary	650,000	650,000	637,500

Annual performance bonus	213,207	235,207	238,023

EPSUs	213,207	235,207	224,223

LTI – RSUs	2,300,000	3,500,000	2,200,000

Total direct compensation	3,376,414	4,620,414	3,299,746

Change from previous year	(27)%	40%	N/A

2017 pay mix	Share ownership

Required level	Number of shares held	Share price (Dec 31, 2017)	Total value	Multiple

3x base salary	176,953	$47.62	$8,426,502	13.0x

70 • TELUS 2018 INFORMATION CIRCULAR

EXECUTIVE COMPENSATION AT TELUS

Eros Spadotto – EVP, Technology Strategy

Eros provides technical thought leadership in advancing TELUS’ networks to sustain our competitive advantage through technology strategy, and also leads Network Strategy and Planning, Network Transformation, Procurement and the Chief Security Office. Eros joined TELUS in 2000 upon the acquisition of Clearnet Communications Inc., where he had worked since 1995.

2017 key results	Compensation (as at December 31)	2017 ($)	2016 ($)	2015 ($)

•        Earned top marks for our 4G LTE and LTE-advanced wireless networks from third-party organizations, including: the OpenSignal 2017 Canadian State of Mobile Networks report, J.D. Power 2017 Canadian Wireless Network Quality Study, PC Mag Fastest Mobile Network Canada results for 2017 and Ookla Speedtest

•        Advanced next-generation wireless technologies through our 5G Living Lab in Vancouver, enabling TELUS to become the first carrier in Canada to successfully deploy licensed assisted access technology and achieve record-breaking wireless speeds of nearly 1 Gbps

•        Deployed the first centralized radio access network (C-RAN) wireless architecture in Quebec at Montreal’s Old Port. Through TELUS’ investment and a landmark 20-year technology partnership, Montrealers enjoyed 33% faster upload speeds and less interference during the many events that took place in celebration of Montreal’s 375th anniversary.

Base salary	600,000	600,000	587,500

Annual performance bonus	204,395	212,180	208,707

EPSUs	204,395	212,180	196,606

LTI – RSUs	2,250,000	2,000,000	2,000,000

Total direct compensation	3,258,790	3,024,360	2,992,813

Change from previous year	8%	1%	N/A

2017 pay mix	Share ownership

Required level	Number of shares held	Share price (Dec 31, 2017)	Total value	Multiple

3x base salary	68,531	$47.62	$3,263,446	5.4x

TELUS 2018 INFORMATION CIRCULAR • 71

David Fuller – EVP and President, TELUS Consumer and Small Business Solutions

David leads the Consumer and Small Business Solutions teams, which serve the wireless and wireline needs of our consumer and small business customers. His teams are responsible for providing innovative communications, information and entertainment solutions with a focus on end-to-end sales, marketing and customer service. David joined TELUS in 2004.

2017 key results	Compensation (as at December 31)	2017 ($)	2016 ($)	2015 ($)

• Generated strong wireless and wireline profitable growth as evidenced by our year-over-year wireless average revenue per unit increase of 3% • Added 379,000 wireless net postpaid additions in 2017 – up 56% over 2016 • Launched Pik TV across B.C. and Alberta, making it easier for customers to access streaming apps and live TV • Earned strong Consumer likelihood-to-recommend results of 73% for TELUS and 85% for Koodo at the end of 2017	Base salary	600,000	593,750	569,384

Annual performance bonus	204,395	209,970	204,851

EPSUs	204,395	209,970	192,974

LTI – RSUs	4,200,000[1]	2,000,000	2,000,000

Total direct compensation	5,208,790	3,013,690	2,967,209

Change from previous year	73%	2%	N/A

2017 pay mix	Share ownership

Required level	Number of shares held	Share price (Dec 31, 2017)	Total value	Multiple

3x base salary	47,475	$47.62	$2,260,760	3.8x

1     Included in David’s 2017 awards is his retention LTI grant of $2.0 million, which was made in consideration of his entering into an amended executive employment agreement that offered substantial benefits to TELUS, including a longer non- compete and non-solicitation term and other amendments. See page 93 for more details on his amended executive employment agreement.

72 • TELUS 2018 INFORMATION CIRCULAR

EXECUTIVE COMPENSATION AT TELUS

2017 actual compensation mix

Compensation element and mix at target	Provided as	2017 actual for the ELT (as a percentage of total direct compensation)	2017 actual for the CEO (as a percentage of total direct compensation)[1]

Annual base salary (fixed): 25% of total direct compensation / 15% for the CEO	Cash	16%	12%

Annual performance bonus (at risk): 12.5% of total direct compensation / 9% for the CEO	Cash	5%	6%

Annual medium-term incentive (at risk): 12.5% of total direct compensation / 9% for the CEO	EPSUs	5%	6%

Annual long-term incentive (at risk): 50% of total direct compensation / 67% for the CEO	RSUs	73%	76%

1    Darren was awarded his EPSUs in cash.

Overall total direct compensation for the executives ranged from the 45th percentile to the 80th percentile of the selected comparator group.

2017 actual base salary compensation

The 2017 base salaries for the NEOs were as follows:

•     Darren Entwistle’s salary remained at $1,375,000 annually, unchanged since 2012. For six consecutive years, between 2010 and 2015 inclusive, Darren chose to receive payment of his base salary net of taxes and withholdings in TELUS Shares. To the best of our knowledge, this level of commitment to compensation in the form of increased share ownership for this duration is unprecedented in the Canadian corporate landscape.

•     Doug French’s salary increased from $500,000 to $600,000 annually upon his official appointment as EVP and CFO. This was part of the promotion plan agreed to in May 2016.

•     Josh Blair’s salary remained at $650,000 annually.

•     Eros Spadotto’s salary remained at $600,000 annually.

•     David Fuller’s salary remained at $600,000 annually.

For 2017 and 2018, except as noted above, CEO and ELT base salaries were frozen in alignment with the salaries of all TELUS team members. Unlike other TELUS team members, the CEO and ELT did not receive any one-time payments in connection with such salary freezes. The next year that the CEO and ELT are eligible for a salary increase is 2019; the last increase to the CEO’s salary was in 2012.

For more details, see the Summary compensation table on pages 83 and 84. Overall, the base salaries paid to the CEO and ELT were within a competitive range of the 50th percentile of the selected comparator group. Any base salary increases were in line with the market for their positions.

TELUS 2018 INFORMATION CIRCULAR • 73

2017 actual at-risk compensation

2017 corporate performance metrics and results

The following chart describes the corporate performance metrics and results included in the 2017 corporate scorecard.

Achieving performance at target would result in an overall multiplier of 1.0 on the corporate scorecard. The 2017 multiplier was 0.71, as set out in the table below. Individual performance metrics and results for each NEO are discussed starting on page 76.

It should be noted that if a result within an index is below threshold, the principle of not paying for a result below threshold is applied at the individual metric level within the index and not at the index level (which is a composite result). An individual metric contained within the index may not be disclosed due to the competitive nature of the metric and the harm its disclosure may cause to TELUS.

Objectives	Performance metrics	Weighting	2017 threshold (0.5x)	2017 target (1.0x)	2017 stretch (2.0x)	2017 results	Payout multipliers
TELUS Team	Team member engagement measured through a confidential survey conducted by a third party	10%	85%	87%	89%	84%	–
Customers first	Net client additions index (wireless, TV, Internet and health sub-indices)[1]	10%	0.5	1.00	2.00	0.97	0.10
	Client churn index (wireless, TV, Internet and network access line losses)[1]	7.5%	0.5	1.00	2.00	1.22	0.09
	Likelihood-to-recommend index[1]	15%	0.5	1.00	2.00	0.79	0.12
	Reliability index[1]	10%	0.5	1.00	2.00	0.99	0.10
	Corporate sustainability index[1]	2.5%	0.5	1.00	2.00	1.06	0.03
Profitable growth and efficiency	Top-line profitable revenue growth[2] ($ billions)	10%	12.325	12.575	13.075	12.446	0.07
	Simple cash flow[3] ($ billions)	20%	1.760	1.910	2.210	1.796	0.12
	Earnings per share[4] (EPS)	15%	$2.50	$2.60	$2.80	$2.51	0.09
Multiplier							0.71

1   Internally developed indices representing a composite of various benchmarks and standards, measuring our ability to attract and retain customers. The likelihood-to-recommend index provides survey results per customer segment; the reliability index measures service indicators such as minutes of outages, video quality, security measures, and systems quality and availability measurement metrics; and the corporate sustainability index measures TELUS’ commitment to the community, our brand perception and green metrics measuring our programs on energy consumption reduction, greenhouse gas emissions, waste diversion and real estate efficiency. These indices are competitively sensitive and are not disclosed in detail.

2   Top-line profitable revenue of $12.446 billion is a non-GAAP measure and does not have a standardized meaning under IFRS-IASB. It is an accumulation of specific revenue categories that compose the majority of TELUS’ $13.304 billion reported revenue, adjusted for some minor one-time exogenous factors.

3   Simple cash flow is a non-GAAP measure and does not have a standardized meaning under IFRS-IASB. It is defined as EBITDA less capital expenditures (excluding spectrum licences). For the purposes of the scorecard payout, simple cash flow was normalized to exclude capital expenditures in excess of the 2017 plan, which were associated with our decision to accelerate our investment in broadband technology and infrastructure across wireless and wireline operations, and to exclude the impact of the British Columbia wildfires, as well as certain other minor, one-time exogenous factors. As a result, simple cash flow was adjusted from $1.680 billion to $1.796 billion.

4   For the purposes of the scorecard payout, actual basic EPS was adjusted to remove the impact of certain one-time exogenous factors, including the increase in the B.C. corporate income tax rate. As a result, basic EPS was adjusted from $2.46 to $2.51.

We have not made any substantive changes to the primary components of the corporate scorecard (EPS, simple cash flow, profitable revenue growth and certain operational metrics on churn, customer additions, and team engagement) for the past several years. These metrics, however, are made more challenging each year as corporate scorecard thresholds (resulting in 50 per cent of the target payout) are generally set to exceed the previous year’s actual results. Furthermore, we test new scorecard targets by running them through the previous year’s results to ensure there is a substantial year-over-year improvement in productivity. When the 2017 targets were run through the 2016 corporate scorecard for stress-test purposes, the multiplier was 1.17x, whereas the 2016 corporate scorecard multiplier was 0.80x, clearly indicating that the 2017 targets represented a significant year-over-year increase of 46 per cent in targeted performance in comparison to the 2016 results.

74 • TELUS 2018 INFORMATION CIRCULAR

EXECUTIVE COMPENSATION AT TELUS

TELUS has had a standard practice in place since 2009 whereby the Chair of the Audit Committee and the Chair of the Compensation Committee review the results on the corporate scorecard in advance of their respective quarterly meetings and facilitate a line-by-line reconciliation of the corporate scorecard metrics and results with the quarterly financial results. Any proposed adjustments to the corporate scorecard results for payout purposes are subject to this review. In approving the adjustments to the corporate scorecard results, the Compensation Committee sought an approach that was balanced and fair to the employees, as the corporate scorecard results drive the annual performance bonus of all employees participating in the program. The Committee decided it was appropriate to exclude negative and positive impacts of some events that could not have been anticipated when setting the targets or that resulted from in-year strategic decisions of senior management to achieve long-term benefits. Thus, the results were normalized as indicated in the footnotes above.

The corporate scorecard multiplier impacts 80 per cent of the annual performance bonus and EPSU award for each executive. The balance (20 per cent) reflects the individual performance multiplier. The 2017 corporate and individual performance multipliers, and the resulting impact on the value of the annual performance bonuses and EPSU awards (medium-term incentives) to all executives, are summarized in the table below.

	Corporate	Individual	Bonus award	EPSU award
	scorecard	performance	as % of	as % of
	multiplier	multiplier	base salary	base salary

CEO – At-target performance	1.00	1.00	60%	60%
CEO – Actual 2017 performance results	0.71	1.80	47%	47%
ELT – At-target performance	1.00	1.00	50%	50%
ELT – Actual average 2017 performance results	0.71	1.12	34%	34%

The overall annual performance bonus for the CEO was 47 per cent of his salary, compared to at-target performance of 60 per cent, while for the ELT the average was 34 per cent of their base salaries, compared to at-target performance of 50 per cent. The individual performance multiplier for the ELT ranged from 1.05 to 1.30 for an average of 1.12.

Details for each component of compensation (annual performance bonuses, EPSU grants, option and RSU grants) that was awarded to each NEO are outlined below.

At-risk pay – Darren Entwistle, President and CEO

Individual performance

In assessing Darren’s individual performance in 2017, the Board and Compensation Committee considered the Company’s objectives and results achieved, Darren’s demonstrated leadership contributions and other factors that they considered relevant in the context of the Company’s performance in 2017. See page 64 for details regarding the process followed by the Compensation Committee to obtain input from each Board member on Darren’s performance.

In considering the Company’s achievements, the Compensation Committee reviews the PPOs of the CEO. These strategic and operational metrics are the CEO’s personal priorities that align with our strategic intent and imperatives, our 2017 corporate priorities and our long-term goals. A number of these metrics are both Company-specific and industry-relative. The CEO uses these metrics (akin to an operating plan) to report to the Compensation Committee on performance each quarter and he shares these objectives with individual executives based on their portfolios. These metrics are also tied to targets and stretch targets and, like the corporate scorecard metrics, require improvements year over year.

As indicated previously, 80 per cent of Darren’s bonus and EPSU award is based on the corporate scorecard. The remaining 20 per cent is based on the evaluation by the Compensation Committee and the Board of his personal performance, which, in turn, depends on the achievement of his PPOs (the metrics referred to below), as well as the assessment of his leadership contributions and other strategic considerations. Some of the metrics that comprise the CEO’s PPOs are largely operational in nature, and therefore are highly competitively sensitive. In our view, disclosure of a number of these metrics (representing 20 per cent of his objectives, on a weighted basis) would seriously prejudice our Company in the intensely competitive market in which we operate, as they contain information that would be valuable to our competitors regarding the Company’s 2017 and future financial, marketing and operating plans. These metrics relate to broadband network and system reliability measures, lifetime revenue per wireline client and TELUS Health revenue. Performance against these undisclosed metrics was either slightly below or exceeded targets. We are relying on an exemption available under applicable securities laws from the requirement to disclose some of these metrics on the basis that their disclosure would seriously prejudice the Company’s interests. It should be stressed that these undisclosed metrics represent only approximately three per cent of the factors (corporate and individual) used to determine Darren’s bonus and EPSU award. We are able to disclose a subset of Darren’s PPO results, as shown in the following table, which, on a weighted basis, represent 80 per cent of his total PPOs.

TELUS 2018 INFORMATION CIRCULAR • 75

CEO’s personal performance objectives	2017 results

Team member engagement	Metric measures the conversion of nearly engaged team members to fully engaged. The result was 84%, which was below the PPO threshold
Customers likelihood to recommend TELUS

Metric measures our likelihood-to-recommend scores across our various customer segments. The results ranged from 68% to 82% and, when combined, were above threshold but slightly below the PPO at target

Wireless average revenue per unit (ARPU) being number one versus peers	Annual result of $67.05 was up 3% year over year. However, this was below the result for the leading peer, which was $67.66. Therefore, the overall result was below threshold
Wave 3 profitable growth index

Index measures new incremental revenue streams (such as consumer and business Internet of Things services revenue, wireless machine-to-machine net additions and data step-ups). The result was below the PPO threshold

Cost of acquisition/cost of retention efficiency	Metric measures acquisition/retention efficiency as a percentage of total wireless network revenue. The result was slightly below the PPO threshold
Change in wireless margin versus peers

Index measures the percentage change in wireless adjusted EBITDA[1] margins as compared to peers. Overall result was 41.8%, down 20 basis points and below the competitor average by 30 basis points. The result was below the PPO threshold

Spectrum deployment index

Index measures the deployment of our LTE network. The result was 1.20, which was above the PPO target. TELUS achieved national leadership in network performance in 2017, as recognized by four independent studies

Broadband growth index

Index measures growth for the broadband build program, including penetration growth in communities over a two-year period, including targets for ARPU, net new revenue-generating units (RGUs) and growth of wireless and business services. Overall result was above the PPO 1.5x stretch target

Net wireline RGUs versus peer	With 40,000 net new subscriber additions, growth in our net new wireline RGUs versus our peer was 125%, which was above the PPO target
Health adoptions index

Index measures growth in primary healthcare and includes various metrics, such as physician and pharmacy net additions, and growth in the number of extended healthcare providers using our eClaims solutions. The overall result was below the PPO target but above threshold

Incremental EBITDA[1] savings as a result of operational efficiency

Results of an overarching program that drives and supports general efficiency and productivity initiatives, as well as projects across the TELUS organization that generate incremental year-over-year EBITDA savings. The result was slightly above the PPO threshold

Broadband efficiency and effectiveness index	Index includes key cost measures for the broadband build program, including capex synergies and cost to serve. Overall result was slightly above the PPO target
Simple cash flow

A measure of our success in generating free cash flow to invest in growth and other strategic opportunities, pay dividends and/or strengthen our balance sheet. The result was above the PPO threshold at $1.797 billion

1   EBITDA does not have any standardized meaning under IFRS-IASB. We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level and the contribution of our two segments. For definition and explanation, see Section 11 of Management’s discussion and analysis in the TELUS 2017 annual report. For the purposes of the corporate scorecard payout, EBITDA excludes real estate gains.

The targets for both disclosed and undisclosed performance metrics are generally set so that they are more challenging each year, in order to promote continuous stretch and performance improvement year over year. As a general principle, the threshold target for any metric (yielding a 0.5x multiplier) must exceed the actual result on that metric in the previous year. The target (yielding a 1.0x multiplier) for any budget-related metric is generally set at or above the corresponding number in the corporate budget approved by the Board.

76 • TELUS 2018 INFORMATION CIRCULAR

EXECUTIVE COMPENSATION AT TELUS

2017 payout

Darren’s annual performance bonus and EPSU award were each determined using the formula outlined on pages 63 and 65. Based on corporate performance against targets and highly effective leadership, the Board, upon the recommendation of the Compensation Committee, awarded to Darren an annual performance bonus of $645,565, equal to 47 per cent of his base salary, and an EPSU award of $645,565, equal to 47 per cent of his base salary, in each instance against a target of 60 per cent. His individual multiplier was determined to be 1.80, the same as in 2016. The Compensation Committee and the Board, when assessing his personal performance in 2017, considered, in addition to the results under his PPOs, his vision, performance against TELUS’ leadership values, direction taken and decisiveness in (i) responding to the highly competitive landscape, delivering strong results in 2017 driven by both our wireless and wireline businesses; (ii) accelerating and implementing capital programs for the deployment of wireless and broadband networks; (iii) driving wireless leadership and many industry-leading operating results, such as churn and lifetime revenue per subscriber; (iv) delivering on shareholder-friendly initiatives, operational efficiency programs and our customers first priority as demonstrated by our industry-low churn and the Commission for Complaints for Telecom-television Services (CCTS) results, for example; (v) growing our evolving TELUS International strategy through the acquisition of Voxpro and setting the stage to attract new business with the addition of next-generation IT consulting services, following the acquisition of Xavient Information Systems; and (vi) advancing TELUS Health’s national pharmacy management services with strategic investments. These achievements will underpin the Company’s performance in 2018 and beyond. The value of the EPSU award was equal to the annual performance bonus. In light of his holdings in Shares, the Compensation Committee recommended and the Board approved an all-cash payment in lieu of the EPSU award to Darren for the 2017 performance year, and accordingly, no additional EPSUs were granted to him. His annual performance bonus declined slightly from 2016 by 4.9 per cent and his cash in lieu of an EPSU award decreased by 4.9 per cent, as a result of a lower corporate scorecard multiplier. Using PVAAM, the Board rated Darren’s individual performance and potential within the top two categories – key player/crucial resource (PVAAM score of between 16 and 20). Given the corporate performance in 2017 and Darren’s exceptional leadership, as described above, the Board awarded Darren LTIs totalling $8.75 million, of which 50 per cent were three-year time-vesting RSUs and 50 per cent were performance-contingent RSUs, subject to the performance criteria outlined on page 65.

The 2017 annual LTI grant was $750,000 lower than the amount he was awarded last year.

Based on this assessment, Darren’s total direct compensation (base salary + annual performance bonus + EPSUs + RSUs) positions him between the 65th and the 70th percentile of the market. For comparisons of CEO total direct compensation and total compensation to prior years, see page 57.

In addition, as disclosed on page 52, the Compensation Committee compared Darren’s compensation to that of the next highest paid NEO, and determined that it was not more than four times that of the next highest paid NEO. The Compensation Committee believes that this ratio addresses the reasonableness of CEO pay and the general structure of our compensation program as a whole and sets an appropriate level of pay for the next highest paid NEO. This ratio also aligns with our succession planning, as it helps ensure that a successor with sufficient scope and breadth of role and leadership acumen would be within the succession planning horizon.

At-risk pay – Doug French, Josh Blair, Eros Spadotto and David Fuller

Individual performance

Each executive’s individual performance was measured by the extent to which his business unit contributed to the Company’s performance and by his leadership as assessed by the CEO.

As indicated previously, 80 per cent of an executive’s bonus and EPSU award is based on the corporate scorecard. The remaining 20 per cent is based on the evaluation by the CEO and the Compensation Committee of the executive’s performance, which, in turn, depends on achievement of his or her PPOs, as well as the assessment of his or her leadership and other strategic considerations. Some of these metrics comprising the individual component are highly sensitive and are not disclosed. The undisclosed metrics represent a small portion and vary by individual in terms of the percentage of the corporate and individual factors used to determine their annual performance bonus and EPSU award. As part of their PPOs, the executives share in the 2017 operational metrics forming the CEO’s PPOs. The percentage of metrics shared with the CEO is outlined in the following table. Refer to At-risk pay – Darren Entwistle (page 75) for a discussion of how individual performance was assessed against these metrics. See page 76 for a discussion of the setting of the disclosed and undisclosed targets and their degree of difficulty.

TELUS 2018 INFORMATION CIRCULAR • 77

2017 payouts

Each executive’s annual performance bonus and EPSU award were determined using the formulas outlined on pages 63 and 65. Based on corporate performance against targets, as measured by the corporate scorecard, and effective personal performance and leadership, the Compensation Committee approved annual performance bonuses and EPSU awards as outlined below, all of which were lower than the target amount of 50 per cent of base salary. Using PVAAM, the CEO, with the approval of the Compensation Committee, rated each executive’s individual performance and potential. As a result, the Compensation Committee awarded (based on performance) LTIs that ranged from $2.15 million to $2.3 million, of which 50 per cent were three-year time-vesting RSUs and 50 per cent were performance-contingent RSUs, subject to the performance criteria outlined on page 65. This positioned the executives at relative percentiles of the market for total direct compensation (base salary + annual cash bonus + EPSUs + RSU/option awards), as set out below.

		Josh Blair
		Chief Corporate
		Officer; EVP, TELUS		David Fuller
		Health and Business		EVP and President,
		Solutions West; and	Eros Spadotto	TELUS Consumer and
	Doug French	Chair, TELUS	EVP, Technology	Small Business
	EVP and CFO	International	Strategy	Solutions
Individual performance (weighting)	20%	20%	20%	20%
Percentage of undisclosed metrics	1%	2%	1%	2%
Percentage of metrics shared with CEO	58%	89%	69%	82%
Performance bonus award	$193,585	$213,207	$204,395	$204,395
As a percentage of base salary (target)	50%	50%	50%	50%
As a percentage of base salary (actual)	33%	33%	34%	34%
Executive performance stock units award	$193,585	$213,207	$204,395	$204,395
As a percentage of base salary (target)	50%	50%	50%	50%
As a percentage of base salary (actual)	33%	33%	34%	34%
Performance (PVAAM rating)	Within top two categories	Within top two categories	Within top two categories	Within top two categories
Long-term incentives[1]	$2,150,000	$2,300,000	$2,250,000	$2,200,000[2]
Total direct compensation market position	Between 50th and 75th percentile	Between 50th and 75th percentile	Above 75th percentile	Between 50th and 75th percentile

1  Fifty per cent of these awards were in time-vesting RSUs and 50 per cent were in performance-contingent RSUs.

2  For David, a $2 million retention grant was made in consideration of his entering into an amended executive employment agreement, under which David agreed to revised terms, including a longer non-compete and non-solicitation term. See page 93 for more details on his amended executive employment agreement.

Performance graph and CEO compensation

The following graph compares the cumulative total shareholder return for TELUS Shares with the cumulative total return for the S&P/TSX Composite Index and the cumulative return for the MSCI World Telecom Index (MSCI Index). The MSCI Index is composed of securities classified in the telecommunications sector as per the Global Industry Classification Standard (GICS) across 23 developed market countries.

The graph also shows changes over the past one, two, five and 10 years, assuming an investment of $100 on December 31, 2016, 2015, 2012 and 2007 and the reinvestment of dividends. As well, we have adjusted for the two-for-one share split of TELUS Shares that took effect on April 16, 2013. Also shown is the CEO’s total direct compensation over the same periods, which is indexed to $100 as at December 31, 2016, 2015, 2012 and 2007, respectively.

78 • TELUS 2018 INFORMATION CIRCULAR

EXECUTIVE COMPENSATION AT TELUS

		MSCI World	S&P/TSX	CEO total direct
Number of years	TELUS Shares	Telecom Index	Composite Index	compensation
One year (since 2016)	$116	$107	$109	$ 93
Two years (since 2015)	$136	$114	$132	$ 94
Five years (since 2012)	$180	$155	$151	$117[1]
10 years (since 2007)	$298	$147	$157	$154[1]

1   For six consecutive years, between 2010 and 2015 inclusive, the CEO chose to receive payment of his base salary net of taxes and withholdings in TELUS Shares.

The following graphs compare the yearly change in the cumulative total shareholder return on TELUS Shares with the cumulative total return for the S&P/TSX Composite Index. The graphs also show changes over the past five, 10 and 15 years, assuming an investment of $100 on December 31, 2012, 2007 and 2002 and the reinvestment of dividends. We have adjusted for the two-for-one share split of TELUS Shares that took effect on April 16, 2013.

		S&P/TSX
Date	TELUS Shares	Composite Index
December 31, 2012	$100	$100
December 31, 2013	$117	$113
December 31, 2014	$139	$125
December 31, 2015	$132	$114
December 31, 2016	$154	$139
December 31, 2017	$180	$151

TELUS 2018 INFORMATION CIRCULAR • 79

		S&P/TSX
Date	TELUS Shares	Composite Index
December 31, 2007	$100	$100
December 31, 2008	$ 79	$ 67
December 31, 2009	$ 76	$ 90
December 31, 2010	$107	$106
December 31, 2011	$141	$ 97
December 31, 2012	$166	$104
December 31, 2013	$194	$118
December 31, 2014	$231	$130
December 31, 2015	$219	$119
December 31, 2016	$256	$144
December 31, 2017	$298	$157

As shown in the graphs on pages 79 and 80, TELUS Shares have strongly outperformed the MSCI Index and the S&P/TSX Composite Index. The one-year TELUS total shareholder return since December 31, 2016 was 16 per cent, in contrast to the MSCI Index at seven per cent and the S&P/TSX Composite Index at nine per cent, while CEO total direct compensation decreased by seven per cent over the same period. Furthermore, the two-year TELUS total shareholder return since December 31, 2015 was 36 per cent, in contrast to the MSCI Index at 14 per cent and the S&P/TSX Composite Index at 32 per cent, while CEO total direct compensation decreased by six per cent over the same period. Notably, the

		S&P/TSX
Date	TELUS Shares	Composite Index
December 31, 2002	$100	$100
December 31, 2003	$153	$127
December 31, 2004	$218	$145
December 31, 2005	$295	$180
December 31, 2006	$337	$211
December 31, 2007	$321	$231
December 31, 2008	$252	$155
December 31, 2009	$245	$209
December 31, 2010	$343	$246
December 31, 2011	$453	$225
December 31, 2012	$532	$241
December 31, 2013	$622	$272
December 31, 2014	$740	$301
December 31, 2015	$703	$276
December 31, 2016	$821	$334
December 31, 2017	$956	$364

five-year TELUS total shareholder return since December 31, 2012 was 80 per cent, in contrast to the MSCI Index at 55 per cent and the S&P/TSX Composite Index at 51 per cent, while CEO total direct compensation increased by 17 per cent, and NEO total direct compensation increased by 26 per cent over the same period.

80 • TELUS 2018 INFORMATION CIRCULAR

EXECUTIVE COMPENSATION AT TELUS

The increase in NEO compensation was partly due to the fact that different individuals with varying portfolios and degrees of responsibility have been considered NEOs during the five-year period. This was also reflective of our NEOs taking on expanded individual responsibilities over time. Moreover, during the 10-year period, TELUS total shareholder return was 198 per cent, in contrast to the MSCI Index at 47 per cent and the S&P/TSX Composite Index at 57 per cent, while CEO total direct compensation increased by 54 per cent. TELUS’ favourable performance continued to be reflected over the 15-year period. During this period, TELUS total shareholder return was 856 per cent, in contrast to the MSCI Index at 224 per cent and the S&P/TSX Composite Index at 264 per cent, while CEO total direct compensation increased by 283 per cent. Within this period, between 2010 and 2015 inclusive, Darren chose to receive payment of his base salary net of taxes and withholdings in TELUS Shares. Growth in CEO total direct compensation has been consistently and significantly lower than that of the TELUS total return performance and generally lower than that of the other indices.

Clawback policy

Effective as of January 1, 2013, the Board approved a clawback policy that allows the Company to recover or cancel certain incentives or deferred compensation to executive officers in circumstances where (i) there has been a material misrepresentation or material error resulting in the restatement of the Company’s financial statements, (ii) an executive would have received less incentive compensation based on the restated financials, and (iii) the executive’s misconduct (such as an act of fraud, dishonesty or wilful negligence or material non-compliance with legal requirements) contributed to the obligation to restate the financial statements. Of note, the Company has not had to claw back any compensation pursuant to this policy since it was put in place and did not previously encounter a situation where a compensation recoupment or adjustment would have been required had a clawback policy been in place.

Share ownership requirement

Our executive share ownership requirement has been in place for over a decade, further demonstrating our compensation philosophy to align the interests of our executives with those of our Shareholders. Our executives must beneficially own, either directly or indirectly, a certain number of Shares based on targets varying by position. This is a more stringent requirement than prevalent market practice since TELUS does not include options, EPSUs or RSUs when determining if the target has been met. In our view, an executive purchasing Shares with his or her own funds more clearly demonstrates his or her commitment to the Company and its future success.

Share (excluding options, EPSUs
and RSUs) ownership guidelines
CEO	7x annual base salary
ELT	3x annual base salary

The ownership requirement was met by three NEOs in 2017 (Josh Blair, Eros Spadotto and David Fuller). Doug French is making progress toward meeting his share ownership target and has five years from the time of his official appointment (February 2022) to reach the target. At 6.9x, Darren is very close to meeting his share ownership target of 7x annual base salary. It will be met during 2018.

We also require an executive who has not met the share ownership requirement to take 50 per cent of net equity awards (after taxes) in Shares for any equity vesting unless that executive is pursuing other means of meeting the share ownership requirement. The executive must also hold such Shares until the requirement is met.

Furthermore, any executive retiring after January 1, 2013 must continue to hold a number of Shares equal to the share ownership requirement for one year following retirement.

To further enhance the alignment of compensation with Shareholders’ interests, we encourage our senior managers below the executive level (senior vice-president, vice-president and director level employees) to commit to meeting the following share ownership targets.

Share (excluding options, EPSUs, MPSUs
and RSUs) ownership guidelines
Senior vice-presidents	75% of base salary, to be attained
in four years
Vice-presidents	50% of base salary, to be attained
in four years
Directors	25% of base salary, to be attained
in five years

In consideration of their voluntary participation, managers are eligible for annual grants of medium-term restricted stock units called management performance stock units (MPSUs). MPSU grants are based on annual target amounts established by the CEO for each job level. Currently, these targets range from $10,000 a year for directors to $50,000 a year for senior vice-presidents. The actual awards for individual managers are then adjusted up or down from the target based on their weighted corporate and individual performance multipliers for the performance year, in the same way that their annual performance bonus is adjusted. Thus, actual MPSU awards can range from zero for substandard performance to no more than 200 per cent of the target amount for exceptional performance (with the average at approximately 100 per cent). MPSUs are awarded under the Performance Stock Unit Plan and are substantially similar to EPSUs, except that MPSU awards are not subject to reduction as a result of any decline in Share price during the performance year. MPSUs vest at a rate of one-third every year over a period of just under three years. If share ownership targets are not met within the required timeframes, or thereafter are not maintained, managers will not be eligible to receive an award of MPSUs until the applicable share ownership targets are met.

TELUS 2018 INFORMATION CIRCULAR • 81

Executive shareholdings and total equity summary

The following table lists the number and value of Shares and total equity (Shares, EPSUs and RSUs, but excluding options) held by each NEO as at December 31, 2017 (as set out in the Summary compensation table on pages 83 and 84). It also shows total shareholdings as a multiple of the individual’s annual base salary at year-end relative to the share ownership guidelines described previously.

									Total					Value of		Value of
							Value of		equity		Value of			total equity		shareholdings[4]
			Value of		Total		EPSUs/		(Shares/		total		Base	as a		as a
	Total		Shares	[2]	EPSUs/		RSUs	[2]	EPSUs/		equity	[2]	salary	multiple of		multiple of
Name	Shares	[1]	($)		RSUs	[1]	($)		RSUs)	[1]	($)		($)	base salary	[3]	base salary[3]
Darren Entwistle[5]	198,804		9,467,046		406,309		19,348,435		605,113		28,815,481		1,375,000	21.0		6.9
Doug French[6]	7,123		339,197		68,000		3,238,160		75,123		3,577,357		600,000	6.0		0.6
Josh Blair	176,953		8,426,502		148,253		7,059,808		325,206		15,486,310		650,000	23.8		13.0
Eros Spadotto	68,531		3,263,446		106,818		5,086,673		175,349		8,350,119		600,000	13.9		5.4
David Fuller	47,475		2,260,760		154,201		7,343,052		201,676		9,603,812		600,000	16.0		3.8

1     Excludes any Shares that may be acquired by an executive in 2018 in payment of EPSUs that vested in 2017.

2     On December 29, 2017 (the last trading day before December 31, 2017), the closing Share price on the TSX was $47.62.

3     Annualized base salary, not pro-rated for the year.

4     Excludes all options, RSUs and EPSUs, per TELUS’ stringent requirements.

5     At 6.9x, Darren is very close to meeting his share ownership target of 7x annual base salary. It will be met during 2018.

6     Doug’s base salary is an annualized 2017 salary, not pro-rated for the year. He has until February 2022 to meet his share ownership target of three times annual base salary.

Conclusion

The Compensation Committee believes that the overall compensation program is effective in attracting and retaining executives, as well as in providing direction and motivation for the executive team to make a significant contribution to the Company’s success, thereby enhancing the value of the Company for its Shareholders. We also believe that the design of our executive compensation program encourages appropriate risk-taking.

Signed, the members of the Human Resources and Compensation Committee

Mary Jo Haddad (Chair)	John Lacey

Ray Chan	David Mowat

Stockwell Day

82 • TELUS 2018 INFORMATION CIRCULAR

EXECUTIVE COMPENSATION AT TELUS

Executive compensation summary

Summary compensation table

						Doug French
	Darren Entwistle[1]					Executive Vice-President (EVP)
($)	President and Chief Executive Officer (CEO)					and Chief Financial Officer (CFO)
Year	2017		2016		2015	2017		2016	2015[2]
Salary	1,375,000		1,375,000		1,375,000	590,179		431,096	306,301
Share-based awards[3]	9,395,565	[4]	10,178,483	[4]	10,043,729[4]	2,343,585		2,224,843	692,108
Option-based awards	–		–		–	–		–	–
Non-equity incentive plan compensation
– Annual incentive plans	645,565		678,483		683,349	193,585		151,568	116,225
– Long-term incentive plans	–		–		–	–		–	–
Pension value	619,000		584,000		341,000	3,417,000	[5]	248,000	–
All other compensation[6,7]	132,448		130,184		111,312	21,642		4,872	8,632
Total compensation	12,167,618		12,946,150		12,554,390	6,565,991		3,060,379	1,123,266

1           Amounts in 2015 reflect compensation for Darren in his capacity as Executive Chair from January 1, 2015 to August 9, 2015 and as CEO from August 10, 2015 to year-end. Included in Darren’s share-based awards is his contract renegotiation grant of $2.7 million, which was made in consideration of Darren returning to the CEO role and concessions in his new CEO contract. The grant of time-vested restricted stock units (RSUs), which was based on a share price of $40.84, was made on November 17, 2015. The 2015 share-based awards reflect this amount, as well as his annual long-term incentive (LTI) grant of $6.7 million.

2           As Doug was not the CFO in 2015, amounts in this column reflect his compensation for his previous role. His share-based awards for 2015 consisted of RSUs and management performance stock units (MPSUs) that both time-vest in just under three years. Prior to 2017, Doug was not participating in the Executive Defined Benefit Pension Plan and the Supplemental Retirement Arrangement (SRA). He was participating in a Defined Contribution Pension Plan.

3           The value of share-based awards (executive performance stock units or EPSUs, as well as RSUs) is based on the executive’s performance. Therefore, the awards for a particular year are granted at the beginning of the following year. The grants were awarded by the Human Resources and Compensation Committee (Compensation Committee) and the Board in dollar amounts. For 2017, the dollar amounts for the RSUs and EPSUs were established by the Board on February 6, 2018, and the units were granted on February 23, 2018. These amounts were converted into RSUs or EPSUs based on the formula provided in the applicable plans. Thus, the number of EPSUs was determined by dividing the dollar amount granted by the weighted average price of the Shares on the Toronto Stock Exchange (TSX) for the 15 trading days immediately preceding either January 1 or December 31 of the immediately preceding fiscal year, whichever was higher. The EPSUs granted on February 23, 2018 were valued at $47.99, which matched the accounting fair value. The number of RSUs was determined by dividing the dollar amount granted by the weighted average price of the Shares on the TSX for the five trading days immediately preceding February 23, 2018. These RSUs were valued at $45.64. This matched the accounting fair value for the time-vesting RSUs (which represented 50 per cent of the notional RSU grant value) and for the portion allocated to the total customer connections performance-contingent RSUs (which represented 12.5 per cent of the notional grant value), assuming a multiplier at target. The accounting fair value for the portion allocated to the relative total shareholder return (TSR) performance-contingent RSUs (which represented 37.5 per cent of the notional RSU grant value) was an estimation reflecting a variable payout, determined using a Monte Carlo simulation.

4           Amounts for Darren include the EPSU grants that were awarded in cash.

5           Doug experienced a $3,417,000 compensatory change during 2017. At the end of 2016, Doug had not yet been officially granted membership in the SRA, therefore, the 2016 disclosures with respect to his retirement benefits reflected his participation in retirement programs at that date. During 2017, Doug became a member of the SRA, resulting, in part, in the granting of several years of past service not previously recognized. The total value of those additional years of past service granted in 2017 is reflected in this year’s compensatory change.

6           Perquisites for all named executive officers (NEOs), except Darren, totalled less than $50,000. In the case of Darren, the disclosed amount also included a vehicle allowance in the amount of $40,800, enhanced family medical coverage in the amount of $35,000, and an annual flexible perquisite account.

7           All NEOs received employer contributions under the Employee Share Purchase Plan and telecommunications concessions (the grossed-up amounts for applicable taxes are included in the amounts disclosed). For 2015 and 2016, Doug did not receive grossed-up amounts for telecommunications concessions.

TELUS 2018 INFORMATION CIRCULAR • 83

Summary compensation table (continued)

	Josh Blair
	Chief Corporate Officer; EVP,							David Fuller[1]
	TELUS Health and Business							EVP and President,
	Solutions West; and Chair,				Eros Spadotto			Consumer and
($)	TELUS International				EVP, Technology Strategy			Small Business Solutions
Year	2017		2016	2015	2017	2016	2015	2017	2016	2015
Salary	650,000		650,000	637,500	600,000	600,000	587,500	600,000	593,750	569,384
Share-based awards[2]	2,513,207		3,735,207	2,424,223	2,454,395	2,212,180	2,196,606	4,404,395	2,209,970	2,192,974
Option-based awards	–		–	–	–	–	–	–	–	–
Non-equity incentive plan compensation
– Annual incentive plans	213,207		235,207	238,023	204,395	212,180	208,707	204,395	209,970	204,851
– Long-term incentive plans	–		–	–	–	–	–	–	–	–
Pension value	(202,000)	[3]	145,000	477,000	96,000	20,000	275,000	287,000	230,000	1,605,000
All other compensation[4,5]	20,654		20,713	21,035	20,929	20,856	20,808	20,882	20,644	20,296
Total compensation	3,195,068		4,786,127	3,797,781	3,375,719	3,065,216	3,288,621	5,516,672	3,264,334	4,592,505

1              Included in David’s share-based awards is his retention grant of $2.0 million, which was made in consideration of his entering into an amended executive employment agreement that offered substantial benefits to TELUS, including non-compete and non-solicitation clauses of a longer duration and other terms. See page 93 for more details on his amended executive employment agreement. The grant comprises 50 per cent time-vested RSUs and 50 per cent performance-contingent RSUs, which was based on a share price of $43.08 and granted on March 31, 2017. The 2017 share-based awards reflect this amount, as well as his annual LTI grant of $2.2 million.

2              The value of share-based awards (EPSUs and RSUs) in the table above is based on the executive’s performance. Therefore, the awards for a particular year are granted at the beginning of the following year. For 2017, the dollar amounts for the RSUs and EPSUs were established by the Board on February 6, 2018, and the units were granted on February 23, 2018. These amounts were converted into RSUs or EPSUs based on the formula provided in the applicable plans. Thus, the number of EPSUs was determined by dividing the dollar amount granted by the weighted average price of the Shares on the TSX for the 15 trading days immediately preceding either January 1 or December 31 of the immediately preceding fiscal year, whichever was higher. The EPSUs granted on February 23, 2018 were valued at $47.99, which matched the accounting fair value. The number of RSUs was determined by dividing the dollar amount granted by the weighted average price of the Shares on the TSX for the five trading days immediately preceding February 23, 2018. These RSUs were valued at $45.64. This matched the accounting fair value for the time-vesting RSUs (which represented 50 per cent of the notional RSU grant value) and for the portion allocated to the total customer connections performance-contingent RSUs (which represented 12.5 per cent of the notional grant value), assuming a multiplier at target. The accounting fair value for the portion allocated to the relative TSR performance-contingent RSUs (which represented 37.5 per cent of the notional RSU grant value) was an estimation reflecting a variable payout, determined using a Monte Carlo simulation.

3              Josh experienced a $(202,000) compensatory change during 2017. Salaries have been frozen in recent years at TELUS. As the TELUS defined benefit pension plans provide annual pension benefits based on members’ earnings at retirement, the impact of this changes projected final average earnings from the previous year’s estimates. As Josh has the most years of credited service in TELUS pension plans among the NEOs, this affects him more, resulting in the 2017 compensatory change provided.

4              Perquisites for all NEOs, except Darren, totalled less than $50,000.

5              All NEOs received employer contributions under the Employee Share Purchase Plan and telecommunications concessions (the grossed-up amounts for applicable taxes are included in the amounts disclosed).

84 • TELUS 2018 INFORMATION CIRCULAR

EXECUTIVE COMPENSATION AT TELUS

Incentive plan awards

As at December 31, 2017, none of our NEOs had any option awards outstanding. The following table summarizes all share-based awards outstanding at the end of December 31, 2017 for each of them.

	Share-based awards[1]
				Market or payout
		Market or payout		value of vested
	Number of	value of share-based		share-based awards
	Shares or	awards that have		not paid out
	units that have	not vested	[2]	or distributed[2]
Name	not vested	($)		($)
Darren Entwistle	406,309	19,348,435		–
Doug French	68,000	3,238,160		41,731
Josh Blair	148,253	7,059,808		188,466
Eros Spadotto	106,818	5,086,673		167,546
David Fuller	154,201	7,343,052		165,112

1              Includes reinvested dividends or dividend equivalents.

2              Amounts in this column are the value of EPSU grants that vested on December 31, 2017, but were paid in early January 2018. On December 29, 2017 (the last trading day before December 31), the closing Share price on the TSX was $47.62.

The following table summarizes the value of all share-based awards vested or earned for each NEO during the 2017 fiscal year. The terms of all plan-based awards under which other share-based awards are granted or vested are discussed on pages 99 and 100.

			Non-equity
	Share-based		incentive plan
	awards – Value		compensation – Value
	vested during		earned during
	the year	[1]	the year
Name	($)		($)
Darren Entwistle	10,532,915		645,565
Doug French	483,431		193,585
Josh Blair	2,775,494		213,207
Eros Spadotto	2,619,927		204,395
David Fuller	2,355,931		204,395

1              The amounts reflect the final third of EPSUs granted in 2015 that vested on November 15, 2017 at a price of $47.87, the second third of EPSUs granted in 2016 and the first third of EPSUs granted in 2017 that vested on December 31, 2017 at a price of $47.56; RSUs and the final third of MPSUs granted in 2015, the second third of MPSUs granted in 2016, and the first third of MPSUs granted in 2017 that vested on November 20, 2017 at a price of $48.26.

Payout calculation to NEOs for RSUs that vested in 2017 (granted in February 2015)

In 2017, performance-contingent RSUs, which were originally granted in February 2015 in respect of 2014 performance, vested. The results that were achieved and the resulting payout factors are provided in the table below.

Metric	Result (as of September 30, 2017)	Payout factor
Relative TSR	TELUS ranked at the 67th percentile against the incumbent telephone companies in the MSCI World Telecom Index	123.3%
Total customer connections[1]	14,409,000 total customer connections	0.0%

1              Includes wireline residential and business network access lines, and wireless, Internet and TELUS TV subscribers.

Benefits and perquisites

As mentioned on page 60, TELUS provides its executives with a competitive benefits program that includes: health and dental coverage; life, accident and critical illness insurance coverage; short-term and long-term disability coverage; and health spending accounts. We also offer executives (and all employees) the opportunity to purchase TELUS Shares through regular payroll deductions, with a Company match of 35 per cent for executives to a maximum of up to six per cent of base salary under the Employee Share Purchase Plan. To the extent required, costs for the NEOs have been included in the Summary compensation table on pages 83 and 84.

TELUS 2018 INFORMATION CIRCULAR • 85

The use of perquisites is limited for our executives. We have a number of policies regarding the use of perquisites that are regularly reviewed by the Compensation Committee to ensure they remain appropriate. Some of the perquisites that are provided to executives include: an executive health plan, a flexible perquisite account intended to cover financial and retirement counselling, clothing and other items, a vehicle allowance and telecom benefits for the executive’s home (for work and personal use).

TELUS Pension Plans

TELUS retirement plan benefits

The NEOs participate in the Company’s defined benefit retirement program. The retirement program consists of a contributory registered defined benefit pension plan and the Supplementary Retirement Arrangement (SRA), which provides supplemental pension benefits to a retired executive in addition to the pension income under the registered pension plans. The SRA for the participating NEOs supplements the pension benefits of the registered plan by providing a total benefit at retirement determined as two per cent of a person’s highest consecutive three years’ average pensionable remuneration times the total number of years of credited service subject to a maximum of 35 years. This results in a maximum cap on total benefits of 70 per cent of the average pensionable remuneration.

Defined benefit plan

Pensionable remuneration for the NEOs under the SRA is equal to base salary increased by the actual annual performance bonus paid in cash and in EPSUs, to a limit of 100 per cent of the NEO’s base salary.

As is common with non-registered plans of this nature, the SRA is not funded.

The pension benefits under the registered Company pension plans and the SRA are payable for a member’s lifetime, with a 60 per cent benefit payable to the surviving spouse.

The normal retirement age is 65. Early retirement is permitted as early as age 55 if the member has at least 10 years of credited service. Retirement benefits are unreduced if the member retires on or after age 60 with at least 15 years of service, or on or after age 55 with a combination of age and years of service equal to at least 80 (in each case, excluding any extra years of credited service granted). Otherwise the annual benefit is reduced by 0.5 per cent per month from the earlier of age 60 and the age at which the member would have qualified for an unreduced benefit, further reduced by the lesser of 0.25 per cent for each month by which the member’s service (excluding any extra years of credited service granted) is less than 15 years and 0.25 per cent for each month by which the member’s age is less than 65.

Some NEOs also have entitlements in a registered defined contribution pension plan and a non-registered defined contribution plan.

The following tables set out information for the NEOs regarding their retirement benefit.

				Opening			Closing
				present value			present value
	Number of			of defined		Non-	of defined
	years credited	Annual benefits		benefit	Compensatory	compensatory	benefit
	service	payable		obligation	change	change	obligation
Name	(#)	($)		($)	($)	($)	($)
(a)	(b)	(c)		(d)	(e)	(f)	(g)
		At year-end	At age 65
		(c1)	(c2)
Darren Entwistle	22 years and 6 months	1,204,000	1,722,000	15,081,000	619,000	2,032,000	17,732,000
Doug French[1]	16 years	165,000	344,000	248,000	3,417,000	460,000	4,125,000

Josh Blair[2]	25 years and 11 months	528,000	785,000	8,637,000	(202,000)	1,521,000	9,956,000
Eros Spadotto	22 years and 2 months	423,000	600,000	5,580,000	96,000	1,349,000	7,025,000
David Fuller	14 years and 10 months	253,000	602,000	3,164,000	287,000	473,000	3,924,000

1     Doug experienced a $3,417,000 compensatory change during 2017. At the end of 2016, Doug had not yet been officially granted membership in the SRA, therefore, the 2016 disclosures with respect to his retirement benefits reflected his participation in retirement programs at that date. During 2017, Doug became a member of the SRA, resulting, in part, in the granting of several years of past service not previously recognized. The total value of those additional years of past service granted in 2017 is reflected in this year’s compensatory change.

2     Josh experienced a $(202,000) compensatory change during 2017. Salaries have been frozen in recent years at TELUS. As the TELUS defined benefit pension plans provide annual pension benefits based on members’ earnings at retirement, the impact of this changes projected final average earnings from the previous year’s estimates. As Josh has the most years of credited service in TELUS pension plans among the NEOs, this affects him more, resulting in the 2017 compensatory change provided.

86 • TELUS 2018 INFORMATION CIRCULAR

EXECUTIVE COMPENSATION AT TELUS

Defined contribution plan

	Accumulated value		Accumulated value
	at start of year	Compensatory	at end of year
Name	($)	($)	($)
(a)	(b)	(c)	(d)
Doug French	537,000	–	578,000
Josh Blair	145,000	–	155,000
David Fuller	608,000	–	658,000

Granting of extra years of credited service

The SRA permits the Company to grant additional years of credited service. The employment agreements with Darren, Josh, Eros and David provide for the accrual of two years of credited service under the SRA for each full year of employment, in the time periods noted on page 94. When additional credited service was granted, our practice was to limit it to a maximum period of five years. The additional credited service cannot be counted for the purposes of qualifying for an unreduced retirement or determining the reduction on early retirement and is not used for any other non-pension related items that might be dependent on service. Although this benefit has been awarded in the past to assist with the attraction and retention of high-performing mid-career executives, as a general rule, the Compensation Committee discontinued this practice in 2012. However, after careful consideration and deliberation, and taking into account the need to balance the interests of the Company and the Shareholders, the Compensation Committee approved in 2017 the grant of additional years of pensionable service to David as an exceptional occurrence for retention purposes, given David’s critical role in the Company and the changing competitive landscape. This is part of David’s amended executive employment agreement described on page 93. The additional credited service accrued to December 31, 2017 is included in column (b) in the Defined benefit plan table on page 86.

Recognition of past service

In 2008, TELUS implemented a mechanism to migrate certain executives, including Josh and Eros, from their defined contribution and group RRSP pension arrangements to participation in the registered defined benefit plan and the SRA. For these individuals, arrangements were made to recognize past TELUS service within the SRA. In 2015, David became a member of the SRA and his period of past service with TELUS was recognized under the SRA. Effective January 1, 2017, Doug became a member of the SRA and his period of past service with TELUS was recognized under the SRA.

These past service periods are included in column (b) in the Defined benefit plan table on page 86.

Accrued obligation

The accrued obligation is calculated using a valuation method and assumptions consistent with the most recent financial statements, and is based on a projection of both pensionable earnings and credited service to the earliest eligible retirement date. Key economic assumptions are disclosed in Note 15 – Employee future benefits of the 2017 Consolidated financial statements. Mortality rates after retirement are assumed to follow the CPM-2014 Private Sector Mortality Table with generational projection using the CPM-B improvement scale. Mortality rates prior to retirement and disability rates are assumed to be zero. Prior to retirement, withdrawals (terminations and resignations) under the SRA are assumed to occur at a rate of 10 per cent per year.

Compensatory and non-compensatory change in accrued obligation

The compensatory change in accrued obligation includes the service cost net of employee contributions, any differences between actual and estimated earnings, and any additional plan or other changes that have retroactive impact.

The non-compensatory change in accrued obligation comprises three parts:

•     The interest on the accrued benefit obligation

•     The change in accrued obligation due to the change in assumptions, plus

•     The employee contributions for the year.

Annual benefits payable

In the Defined benefit plan table on page 86, column (c1) shows the amount that would be payable based on years of credited service reported in column (b) and pensionable earnings as at the end of the most recently completed financial year. The illustrated pension is payable at age 65. Column (c2) shows the amount that would be payable at age 65 based on years of credited service, assuming the NEO continues to work to age 65, and pensionable earnings as at the end of the most recently completed financial year.

TELUS 2018 INFORMATION CIRCULAR • 87

Sample pension benefit calculations

The following table shows the total of the annual retirement benefits, payable from both the SRA and registered pension plans, assuming retirement at age 65 or over.

Pension plan table 2017
	Years of service
Remuneration ($)	10	15	20	25	30
500,000	100,000	150,000	200,000	250,000	300,000
600,000	120,000	180,000	240,000	300,000	360,000
700,000	140,000	210,000	280,000	350,000	420,000
800,000	160,000	240,000	320,000	400,000	480,000
900,000	180,000	270,000	360,000	450,000	540,000
1,000,000	200,000	300,000	400,000	500,000	600,000
1,100,000	220,000	330,000	440,000	550,000	660,000
1,200,000	240,000	360,000	480,000	600,000	720,000
1,300,000	260,000	390,000	520,000	650,000	780,000
1,400,000	280,000	420,000	560,000	700,000	840,000
1,500,000	300,000	450,000	600,000	750,000	900,000
1,600,000	320,000	480,000	640,000	800,000	960,000
1,700,000	340,000	510,000	680,000	850,000	1,020,000
1,800,000	360,000	540,000	720,000	900,000	1,080,000
1,900,000	380,000	570,000	760,000	950,000	1,140,000
2,000,000	400,000	600,000	800,000	1,000,000	1,200,000
2,100,000	420,000	630,000	840,000	1,050,000	1,260,000
2,200,000	440,000	660,000	880,000	1,100,000	1,320,000
2,300,000	460,000	690,000	920,000	1,150,000	1,380,000
2,400,000	480,000	720,000	960,000	1,200,000	1,440,000

•     The compensation covered by the SRA for each of the participating NEOs is based on his or her respective salary shown in the Summary compensation table plus the sum of the performance bonus paid and the medium-term incentives awarded or granted to the member, up to an overall maximum value equal to two times the base salary.

•     The benefits under the registered pension plans and the SRA are payable for a member’s lifetime, with a 60 per cent benefit payable to the surviving spouse.

•     On retirement prior to age 65 with less than 15 years’ service, the pension will be reduced.

•     The above benefits are not offset by any Canada Pension Plan/Québec Pension Plan payments.

Employment agreements

TELUS has employment agreements for an indefinite term with each of the NEOs. Other than compensation, the agreements set out the following key provisions (as at December 31, 2017).

Severance on termination of employment

Employment of an executive may be terminated by any of the following means: resignation by the executive, termination by the Company for cause, termination by the Company without just cause, retirement of the executive, or death or disability of the executive.

An executive is required to give the Company at least three months’ notice of resignation. On receiving that notice, the Company may instead elect to terminate the executive earlier during that three-month period by paying to the executive the base salary for the abridged work period.

If an executive is terminated for just cause, no severance is payable.

If the employment of the executive were to be terminated without just cause, the executive would be paid a severance in the amount outlined in the following tables, receive continued benefit coverage other than disability coverage and accident insurance, and be credited with continued accrual of pensionable service other than accrual under the registered pension plans.

If an executive were to retire, he would be entitled to receive 50 per cent of his base salary representing his annual performance bonus target (60 per cent in the case of the CEO), pro-rated to the date of retirement, in addition to his retirement benefits, if any, in accordance with the terms of his pension arrangements and any other policies or programs at the Company that are applicable to the executive as a retired employee in effect at the time of his retirement.

If the employment of an executive were to be terminated by reason of death, the executive’s estate would receive 50 per cent of the executive’s base salary in lieu of any annual performance bonus (60 per cent in the case of the CEO), pro-rated to the date of death, and any compensation or benefits payable or owing on or after the date of death in accordance with the terms of any applicable benefits or pension plans.

88 • TELUS 2018 INFORMATION CIRCULAR

EXECUTIVE COMPENSATION AT TELUS

If the employment of an executive were to be terminated by reason of disability, the executive would be entitled to receive the base salary for a period of 18 months, along with any annual performance bonus that would have become payable to the executive during that 18-month period (24 months in the case of the CEO), less any disability benefits or other employment or self-employment income.

In addition, an executive’s entitlement to vested and unvested medium-term and long-term incentives on the termination of employment is set forth in the plan texts for the Management Option Plan, Performance Stock Unit Plan and Restricted Stock Unit Plan. See pages 96 to 100 for a description.

The following tables set out the compensation and benefits that would be payable by the Company to each NEO if the executive’s employment were to be terminated as of December 31, 2017 by reason of voluntary resignation, termination with just cause, termination without just cause or retirement. It also sets out the amounts that may be payable to each NEO if termination is triggered by a change of control as at December 31, 2017. The amounts payable are not subject to reduction as a result of alternative employment in which the executive engages after his employment with the Company ceases.

Darren Entwistle – President and CEO

Darren and TELUS entered into a new executive employment agreement when he resumed his role as President and CEO in 2015. The agreement is for an indefinite term and provides that, in the event that the CEO is terminated without just cause, he would be compensated for three months of annual base salary, the annual performance bonus (cash portion at target), benefits (excluding any short-term or long-term disability plan and accident insurance coverage), pension plan contributions, share purchase plan contributions and vehicle, telecommunications and flexible perquisites (except for a termination due to disability or change of control), and his LTIs would be treated as though he had retired. (See page 100 for a description of retirement treatment of LTIs.) In the event of resignation at the age of 55 or older, he would have the right to receive retirement treatment for his LTIs. Furthermore, Darren’s non-competition and non-solicitation provisions are for a period of 24 months.

Darren Entwistle – President and CEO

Termination without
Executive payouts and		Termination with	just cause		Change of
benefits upon termination	Resignation	just cause	(3 months)	Retirement[1]	control
as of December 31, 2017	($)	($)	($)	($)	($)
Cash compensation
Base salary	–[2]	–	343,750	–	–
Annual performance bonus	–	–	206,250[3]	–	–
Total cash compensation	–	–	550,000[4]	–	–
Medium-term incentives (EPSUs)	–	–	–[5]	–	–[6]
Long-term incentives[7]
Options	–	–	–	–	–[6]
RSUs	–	–	9,674,241[8]	–	19,348,435[6]
Total long-term incentives	–	–	9,674,241	–	19,348,435[6]
Benefits	–	–	57,017[9]	–	–
Continued accrual of pension service	–	–	197,000	–	–
Total compensation and benefits payable	–	–	10,478,258	–	19,348,435

1         All entries are shown as nil, as Darren was not entitled to compensation upon retirement on December 31, 2017.

2         Darren is required to give TELUS three months prior notice of resignation. TELUS may terminate his employment before the expiry of the notice period, in which case he is entitled to receive his base salary pro-rated for the period between the earlier termination by TELUS and the end of the notice period ($343,750 assuming a three-month period).

3         Sixty per cent of base salary for three months in lieu of annual performance bonus.

4         Payable within 30 days of termination.

5         This amount was nil as at December 31, 2017, as Darren did not have any EPSUs.

6         Unvested options, EPSUs and RSUs may, at the discretion of the Board, vest upon a change of control. If they do not vest upon a change of control, all unvested options, EPSUs and RSUs issued before the change of control or their replacement securities will vest immediately upon a termination of employment if Darren is terminated without just cause within two years of the change of control. The number in the table assumes the unvested incentives (including performance-contingent RSUs, which are deemed to have a performance ratio of 100 per cent) vested upon a change of control as at December 31, 2017. The unvested option and EPSU amounts were nil as at December 31, 2017.

7         Upon resignation (if age 55 or older) or termination without just cause, Darren is entitled to retirement treatment for his LTIs. In these cases, all vested and unvested EPSUs and all time-vesting RSUs will be paid within 60 days of the date of termination, performance-contingent RSUs will be paid following the valuation date in accordance with the plan.

8         Upon termination without just cause, Darren’s time-vested RSUs will be treated as though he had retired and will vest immediately. The performance-contingent RSUs are paid following the valuation date in accordance with the plan and the original timetable.

9         Benefits will be provided for three months in the event of termination without just cause. Benefits provided include: health and dental coverage, outplacement, employer share of the Employee Share Purchase Plan contribution (35 per cent of a maximum of six per cent of base salary and annual performance bonus), telecommunications concession, flexible perquisites, enhanced medical coverage for the executive and his family, and monthly car allowance.

TELUS 2018 INFORMATION CIRCULAR • 89

Doug French – EVP and CFO

Termination without
Executive payouts and		Termination with	just cause		Change of
benefits upon termination	Resignation	just cause	(18 months)	Retirement[1]	control
as of December 31, 2017	($)	($)	($)	($)	($)
Cash compensation
Base salary	–[2]	–	900,000	–	–
Annual performance bonus	–	–	450,000[3]	–	–
Total cash compensation	–	–	1,350,000[4]	–	–
Medium-term incentives (EPSUs)	–	–	113,859[5]	–	113,859[6]
Long-term incentives
Options	–	–	–	–	–[6]
RSUs[7]	–	–	–	–	3,124,301[6]
Total long-term incentives	–	–	–	–	3,124,301[6]
Benefits	–	–	128,484[8]	–	–
Continued accrual of pension service	–	–	386,000	–	–
Total compensation and benefits payable	–	–	1,978,343	–	3,238,160

1              All entries are shown as nil, as Doug was not entitled to compensation upon retirement on December 31, 2017.

2              Doug is required to give TELUS three months prior notice of resignation. TELUS may terminate his employment before the expiry of the notice period, in which case he is entitled to receive his base salary pro-rated for the period between the earlier termination by TELUS and the end of the notice period ($150,000 assuming a three-month period).

3              Fifty per cent of base salary for 18 months in lieu of annual performance bonus.

4              Payable within 30 days of termination.

5              In the event of termination without just cause, all unvested and vested EPSUs are payable to Doug within 60 days of termination pursuant to the plan text.

6              Unvested options, EPSUs and RSUs may, at the discretion of the Board, vest upon a change of control. If they do not vest upon a change of control, all unvested options, EPSUs and RSUs issued before the change of control or their replacement securities will vest immediately upon a termination of employment if Doug is terminated without just cause within two years of the change of control. The number in the table assumes the unvested incentives (including performance-contingent RSUs, which are deemed to have a performance ratio of 100 per cent) vested upon a change of control as at December 31, 2017. The unvested option amount was nil as at December 31, 2017.

7              In the event of resignation, or termination with or without just cause, all vested but unpaid RSUs remain payable, while all unvested RSUs are forfeited on termination. In the event of retirement, all vested and unvested RSUs are payable to Doug within 60 days of retirement, whereas for performance-contingent RSUs, payment occurs following the valuation date in accordance with the plan.

8              Benefits will be provided for 18 months in the event of termination without just cause. Benefits provided include: health and dental coverage, outplacement, employer share of the Employee Share Purchase Plan contribution (35 per cent of a maximum of six per cent of base salary and annual performance bonus), and use of a leased vehicle.

90 • TELUS 2018 INFORMATION CIRCULAR

EXECUTIVE COMPENSATION AT TELUS

Josh Blair – Chief Corporate Officer; EVP, TELUS Health and Business Solutions West;
and Chair, TELUS International

Termination without
Executive payouts and		Termination with	just cause		Change of
benefits upon termination	Resignation	just cause	(18 months)	Retirement[1]	control
as of December 31, 2017	($)	($)	($)	($)	($)
Cash compensation
Base salary	–[2]	–	975,000	–	–
Annual performance bonus	–	–	487,500[3]	–	–
Total cash compensation	–	–	1,462,500[4]	–	–
Medium-term incentives (EPSUs)	–	–	279,148[5]	–	279,148[6]
Long-term incentives
Options	–	–	–	–	–[6]
RSUs[7]	–	–	–	–	6,780,660[6]
Total long-term incentives	–	–	–	–	6,780,660[6]
Benefits	–	–	134,962[8]	–	–
Continued accrual of pension service	–	–	576,000	–	–
Total compensation and benefits payable	–	–	2,452,610	–	7,059,808

1         All entries are shown as nil, as Josh was not entitled to compensation upon retirement on December 31, 2017.

2         Josh is required to give TELUS three months prior notice of resignation. TELUS may terminate his employment before the expiry of the notice period, in which case he is entitled to receive his base salary pro-rated for the period between the earlier termination by TELUS and the end of the notice period ($162,500 assuming a three-month period).

3         Fifty per cent of base salary for 18 months in lieu of annual performance bonus.

4         Payable within 30 days of termination.

5         In the event of termination without just cause, all unvested and vested EPSUs are payable to Josh within 60 days of termination pursuant to the plan text.

6         Unvested options, EPSUs and RSUs may, at the discretion of the Board, vest upon a change of control. If they do not vest upon a change of control, all unvested options, EPSUs and RSUs issued before the change of control or their replacement securities will vest immediately upon a termination of employment if Josh is terminated without just cause within two years of the change of control. The number in the table assumes the unvested incentives (including performance-contingent RSUs, which are deemed to have a performance ratio of 100 per cent) vested upon a change of control as at December 31, 2017. The unvested option amount was nil as at December 31, 2017.

7         In the event of resignation, or termination with or without just cause, all vested but unpaid RSUs remain payable, while all unvested RSUs are forfeited on termination. In the event of retirement, all vested and unvested RSUs are payable to Josh within 60 days of retirement, whereas for performance-contingent RSUs, payment occurs following the valuation date in accordance with the plan.

8         Benefits will be provided for 18 months in the event of termination without just cause. Benefits provided include: health and dental coverage, outplacement, employer share of the Employee Share Purchase Plan contribution (35 per cent of a maximum of six per cent of base salary and annual performance bonus), telecommunications concession, flexible perquisites, enhanced medical coverage for the executive and his family, and use of a leased vehicle.

TELUS 2018 INFORMATION CIRCULAR • 91

Eros Spadotto – EVP, Technology Strategy

Termination without
Executive payouts and		Termination with	just cause		Change of
benefits upon termination	Resignation	just cause	(18 months)	Retirement[1]	control
as of December 31, 2017	($)	($)	($)	($)	($)
Cash compensation
Base salary	–[2]	–	900,000	–	–
Annual performance bonus	–	–	450,000[3]	–	–
Total cash compensation	–	–	1,350,000[4]	–	–
Medium-term incentives (EPSUs)	–	–	249,291[5]	–	249,291[6]
Long-term incentives
Options	–	–	–	–	–[6]
RSUs[7]	–	–	–	–	4,837,382[6]
Total long-term incentives	–	–	–	–	4,837,382[6]
Benefits	–	–	131,859[8]	–	–
Continued accrual of pension service	–	–	475,000	–	–
Total compensation and benefits payable	–	–	2,206,150	–	5,086,673

1         All entries are shown as nil, as Eros was not entitled to compensation upon retirement on December 31, 2017.

2         Eros is required to give TELUS three months prior notice of resignation. TELUS may terminate his employment before the expiry of the notice period, in which case he is entitled to receive his base salary pro-rated for the period between the earlier termination by TELUS and the end of the notice period ($150,000 assuming a three-month period).

3         Fifty per cent of base salary for 18 months in lieu of annual performance bonus.

4         Payable within 30 days of termination.

5         In the event of termination without just cause, all unvested and vested EPSUs are payable to Eros within 60 days of termination pursuant to the plan text.

6         Unvested options, EPSUs and RSUs may, at the discretion of the Board, vest upon a change of control. If they do not vest upon a change of control, all unvested options, EPSUs and RSUs issued before the change of control or their replacement securities will vest immediately upon a termination of employment if Eros is terminated without just cause within two years of the change of control. The number in the table assumes the unvested incentives (including performance-contingent RSUs, which are deemed to have a performance ratio of 100 per cent) vested upon a change of control as at December 31, 2017. The unvested option amount was nil as at December 31, 2017.

7         In the event of resignation, or termination with or without just cause, all vested but unpaid RSUs remain payable, while all unvested RSUs are forfeited on termination. In the event of retirement, all vested and unvested RSUs are payable to Eros within 60 days of retirement, whereas for performance-contingent RSUs, payment occurs following the valuation date in accordance with the plan.

8         Benefits will be provided for 18 months in the event of termination without just cause. Benefits provided include: health and dental coverage, outplacement, employer share of the Employee Share Purchase Plan contribution (35 per cent of a maximum of six per cent of base salary and annual performance bonus), telecommunications concession, flexible perquisites, enhanced medical coverage for the executive and his family, and use of a leased vehicle.

92 • TELUS 2018 INFORMATION CIRCULAR

EXECUTIVE COMPENSATION AT TELUS

David Fuller – EVP and President, Consumer and Small Business Solutions

David and TELUS executed an amended executive employment agreement on March 28, 2017 that has a number of improved terms for TELUS and our Shareholders, compared to his former employment agreement, such as:

•              Stronger and broader post-employment restrictions, including non-competition and non-solicitation covenants

•              Longer post-employment restrictions, the term being extended from a period of 12 months to 24 months, and

•              Stronger and broader confidentiality covenants during the term of employment and thereafter.

In consideration for the amendment, the Compensation Committee approved a one-time grant to David in the amount of $2.0 million (the Retention Grant), which is composed of 50 per cent time-vesting and 50 per cent performance-contingent RSUs, a credit of two years of pensionable service for each full year of employment from January 1, 2017 for a period of five years, and other entitlements relating to the termination of his employment described in the table below. In the event that David’s employment is terminated by TELUS or by David prior to the expiry of the five-year period, the enhanced service credit will only accrue during the period of active employment.

Termination without
Executive payouts and		Termination with	just cause		Change of
benefits upon termination	Resignation	just cause	(18 months)	Retirement[1]	control
as of December 31, 2017	($)	($)	($)	($)	($)
Cash compensation
Base salary	–[2]	–	900,000	–	–
Annual performance bonus	–	–	450,000[3]	–	–
Total cash compensation	–	–	1,350,000[4]	–	–
Medium-term incentives (EPSUs)	–	–	246,053[5]	–	246,053[6]
Long-term incentives
Options	–	–	–	–	–[6]
RSUs[7]	–	–	4,548,500[8]	–	7,096,999[6]
Total long-term incentives	–	–	4,548,500	–	7,096,999[6]
Benefits	–	–	132,511[9]	–	–
Continued accrual of pension service	–	–	397,000	–	–
Total compensation and benefits payable	–	–	6,674,064	–	7,343,052

1         All entries are shown as nil, as David was not entitled to compensation upon retirement on December 31, 2017.

2         David is required to give TELUS three months prior notice of resignation. TELUS may terminate his employment before the expiry of the notice period, in which case he is entitled to receive his base salary pro-rated for the period between the earlier termination by TELUS and the end of the notice period ($150,000 assuming a three-month period). In certain circumstances, if David leaves the Company, he is entitled to an amount equivalent to a severance payment as if he had been terminated without just cause.

3         Fifty per cent of base salary for 18 months in lieu of annual performance bonus.

4         Payable within 30 days of termination.

5         In the event of termination without just cause, all unvested and vested EPSUs are payable to David within 60 days of termination pursuant to the plan text.

6         Unvested options, EPSUs and RSUs may, at the discretion of the Board, vest upon a change of control. If they do not vest upon a change of control, all unvested options, EPSUs and RSUs issued before the change of control or their replacement securities will vest immediately upon a termination of employment if David is terminated without just cause within two years of the change of control. The number in the table assumes the unvested incentives (including performance-contingent RSUs, which are deemed to have a performance ratio of 100 per cent) vested upon a change of control as at December 31, 2017. The unvested option amount was nil as at December 31, 2017.

7         Upon resignation, David is entitled to retirement treatment for his LTIs that were granted in 2017 (which include his Retention Grant). In this case, all applicable vested and unvested EPSUs and the 2017 time-vesting RSUs will be paid within 60 days of the date of termination, the 2017 performance-contingent RSUs will be paid following the valuation date in accordance with the plan.

8         Upon termination without just cause, David’s time-vested RSUs (only those granted in 2017 and in prior years, including his Retention Grant) will be treated as though he had retired and will vest immediately (as described above in footnote 7). The performance-contingent RSUs will be paid following the valuation date in accordance with the plan and the original timetable.

9         Benefits will be provided for 18 months in the event of termination without just cause. Benefits provided include: health and dental coverage, outplacement, employer share of the Employee Share Purchase Plan contribution (35 per cent of a maximum of six per cent of base salary and annual performance bonus), telecommunications concession, flexible perquisites, enhanced medical coverage for the executive and his family, and use of a leased vehicle.

TELUS 2018 INFORMATION CIRCULAR • 93

Change of control

The Management Option Plan, Restricted Stock Unit Plan and Performance Stock Unit Plan contain change of control provisions that are applicable to all TELUS team members, including the NEOs. See page 97 for a full description of these provisions and their effect.

The employment agreements of the NEOs do not contain any change of control provisions, except for Darren’s agreement, which contains a double-trigger change of control provision.

Confidentiality and non-compete

Each NEO’s employment agreement contains a prohibition on the improper disclosure and use of confidential information and a one-year non-competition restriction after termination, except for Darren’s and David’s agreements, which each contain a two-year non-competition restriction after termination.

Additional pensionable service

As at December 31, 2017, the employment agreements with all the NEOs, other than Doug, provide that they will be accruing two years of pensionable service under the SRA for each full year of employment, in the time periods noted below. However, we do not grant additional core years of service for executives, and when additional pensionable service is granted, it is limited to a maximum period of five years. In 2017, additional pensionable service was granted to David as an exceptional occurrence for retention purposes, as part of the consideration for his amended executive employment agreement (see page 93 for more details). The additional years of service cannot be counted for the purpose of qualifying for early, unreduced retirement and would not be used for any other non-pension related items that might be dependent on service. As disclosed on page 87, the Company implemented a mechanism to migrate Josh and Eros from their previous pension arrangements to participation in the registered defined benefit pension plan and the SRA. Their employment agreements reflect these arrangements.

Named
executive officer	Employment period

Darren Entwistle	September 1, 2006 to September 1, 2011
Josh Blair	January 1, 2008 to January 1, 2013
Eros Spadotto	January 1, 2008 to January 1, 2013
David Fuller	January 1, 2017 to January 1, 2022

Indebtedness of directors and officers

No director or officer of the Company or proposed nominee for election as a director of the Company, or any associate thereof, is or has been indebted to the Company or its subsidiaries since January 1, 2006. In compliance with the July 30, 2002 enactment of the Sarbanes-Oxley Act (SOX), no new personal loans to directors and executive officers have been made or arranged, and no pre-existing personal loans have been renewed or modified since July 30, 2002.

94 • TELUS 2018 INFORMATION CIRCULAR

TELUS’ equity compensation plans

The Company has a number of equity compensation plans, as well as other compensation plans that are also tied to the performance of equity but do not fall within the Toronto Stock Exchange’s (TSX’s) definition of security-based compensation arrangements. For simplicity, this section groups all such plans together and provides a number of tables to highlight the key features and impact of these plans. More detailed descriptions of each plan follow the tables.

TELUS equity-based plans at a glance

	Type of plan		New equity grants being issued	TELUS securities issuable from treasury
Name	Equity-based compensation	Other
Management Option Plan[1]	X		Yes	Yes
Directors Plan		X	Yes	No
Performance Stock Unit Plan		X	Yes	No
Restricted Stock Unit Plan		X	Yes	No
Long-Term Incentive Plan for Non-Canadian Subsidiaries		X	Yes	No

1         In addition, the Employee Stock Option Plan provides for the granting of options to acquire shares, although no options are currently outstanding or are contemplated to be granted under this plan.

The following table provides information as at December 31, 2017 on the Shares of the Company authorized for issuance under TELUS’ equity compensation plans (security-based compensation arrangements under the TSX rules). As at December 31, 2017, the dilution, as a result of total share option reserves, was approximately 7.98 per cent of all outstanding Shares.

Plan category	Number of securities to be issued upon exercise of outstanding options (#) A	Weighted-average exercise price of outstanding options ($) B	Number of securities remaining available for future issuance (excluding securities reflected in column A) (#) C
Equity compensation plans approved by security holders	Nil	N/A	Nil
Equity compensation plans not approved by security holders	740,471	26.99	46,727,693
Total	740,471		46,727,693

TELUS 2018 INFORMATION CIRCULAR • 95

Management Option Plan (TELUS Management Share Option Plan)

The Management Option Plan is the only equity compensation plan of the Company under which TELUS may grant options and where share options remain outstanding.

Management Option Plan at a glance

Term	Description
Participants	Eligible employees (primarily officers, senior managers and key management employees) as determined by the Human Resources and Compensation Committee (the Compensation Committee)
Term	Maximum term is 10 years from the grant date. In recent years, options have been granted with seven-year terms. Option term is automatically extended if an option expires during a blackout period
Expiry

Unless otherwise determined by the Compensation Committee, options will expire upon the earliest of:

•            Resignation of employment by a participant (other than retirement or by reason of disability), for all options (vested and unvested)

•            Ninety days after termination of employment without just cause for vested options

•            Termination of employment without just cause for unvested options

•            Termination of employment of the participant for just cause, for all options (vested and unvested)

•            Twelve months after the death of a participant, for options that have vested on death or are scheduled to vest within 12 months of death; any unvested options after this time period are forfeited

•            The end of the option term (applies to retirement and termination due to disability)

Vesting	To be determined at the time of grant. Since 2003, most grants cliff-vest only after three years from the grant date
Exercise price

Pre-November 2006:

•    Weighted average trading price of the underlying Shares on the last business day before the grant date Post-November 2006:

•            Arithmetic average of the daily weighted average trading price of the underlying Shares on the TSX (excluding certain block trades and trades after a certain time in the day) for the five trading days before the grant date

Change of control	Yes. See page 97
Clawback policy

Options granted to the President and Chief Executive Officer (CEO) and any Executive Vice-Presidents (EVPs), and any Shares and/or cash paid pursuant to the exercise or surrender and cancellation of such options, are subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any clawback policy adopted by the Company, but this applies only to options granted from and after the later of January 1, 2013 or the date such person first became CEO or an EVP

Assignability	Not assignable
Ownership restrictions

•            The total number of Shares issuable to any one participant under this plan, together with all other Shares issuable to that participant under all TELUS security-based compensation arrangements (as defined by the TSX), cannot exceed five per cent of the issued and outstanding Shares at the grant date of the option

•            The total number of Shares issued to insiders within any one-year period, under all other security-based compensation arrangements (as defined by the TSX), cannot exceed 10 per cent of the issued and outstanding Shares

•            The total number of Shares issuable to insiders as a group under this plan, together with Shares issuable to insiders under all other security-based compensation arrangements (as defined by the TSX), cannot exceed 10 per cent of the issued and outstanding Shares

•            A majority of options granted under this plan cannot be granted to insiders

Total number of Shares reserved for further options as of December 31, 2017	The Company currently has reserved 46,112,093 Shares for further option grants representing 7.76 per cent of the issued and outstanding Shares
Options outstanding as of December 31, 2017	Options for 740,471 Shares representing 0.12 per cent of the issued and outstanding Shares
Number of options held by officers as of December 31, 2017	Options for 4,926 Shares or 0.67 per cent of the total number of options outstanding under this plan
Annual burn rate	Zero per cent for 2015, 2016 and 2017. No options have been granted since 2012

96 • TELUS 2018 INFORMATION CIRCULAR

TELUS’ EQUITY COMPENSATION PLANS

The Management Option Plan was established in 2005 as part of the separation of the original TELUS Share Option and Compensation Plan into two plans: the Management Option Plan and the Directors Plan (see the next section for details). The purpose of the Management Option Plan is to promote the retention of key management employees, to align their interests with those of the Shareholders, and to provide incentive compensation based on the value of TELUS Shares.

Other features

The Management Option Plan contains two different methods under which exercised options may be settled by cash in lieu of delivery of Shares, thereby reducing the number of Shares to be issued and the effects of dilution for Shareholders. These two different methods, introduced at different times, apply to different sets of options issued under the Management Option Plan and contain different terms.

Stock settlement feature

For certain options designated by the Company on or before the time options are granted, the Company may elect to have the options exchanged for a right of the option holder to receive Shares in settlement for the exchanged options. The number of Shares to be issued is obtained by multiplying (i) the number of options exercised by (ii) the number obtained when the difference between the current market price of the Shares under option at the time of exercise and the exercise price is divided by the current market price of the Shares. The current market price for this purpose is the average trading price on the TSX for the last trading day before the day of exercise. The options so exchanged are cancelled, and the number of Shares determined by the difference between the number of options exchanged and the number of Shares issued in that exchange are then added back to the applicable reservation of Shares under the Management Option Plan.

Cash settlement feature

The Management Option Plan has a cash settlement feature that permits the Company to use cash to settle the exercise of specified options designated by the Company. In November 2010, we stopped using this feature, due to changes proposed by the federal government to the tax treatment of cash-settled options. An optionee exercising designated options may elect to request the Company to accept a surrender of the designated options and receive from the Company, in cash, an amount equal to the difference between the market price (volume weighted average price of the Shares under option on the TSX on the business day following the participant’s election) and the exercise price. The surrendered options are cancelled by the Company and Shares underlying these options are then added back to the share reservation.

Change of control

The Management Option Plan contains change of control provisions. Vesting of options is subject to double-trigger change of control provisions, unless the Board decides to take some other action.

Change of control is defined to be (i) a sale of greater than 50 per cent of TELUS’ consolidated assets to persons not affiliated with TELUS, (ii) a formal takeover bid for TELUS’ voting securities, (iii) any acquisition of 35 per cent or more of TELUS’ voting securities (excluding acquisitions by a subsidiary, the Company or any underwriter), (iv) any transaction involving the Company, its subsidiaries or its Shareholders, where record holders of the voting securities of the Company immediately before these transactions hold less than 50 per cent of the voting securities of the Company or the continuing entity, or (v) any transaction that the Board determines to be a change of control.

However, subject to any other Board determination, a change of control specifically excludes any transactions where the record holders of the voting securities of the Company immediately before the transactions continue to have substantially the same beneficial ownership in an entity that owns, directly or indirectly, all or substantially all of the assets of the Company and its subsidiaries immediately after the transactions. Substantially all of the assets is defined to mean assets having a value greater than 90 per cent of the fair market value of the assets of the Company and its subsidiaries on a consolidated basis.

If the Board does not accelerate unvested options or replacement options upon a change of control, then with regard to any participant (i) whose employment is terminated without just cause or (ii) who dies while employed within two years of the change of control, the unvested options issued to that participant before the change of control or their replacement securities will immediately vest and be exercisable for (i) 90 days following termination or (ii) 12 months following death, as applicable. Alternatively, upon a change of control, the Board may take one or more of the following actions: (i) arrange for the options to be assumed by, or similar options to be substituted by, the bidder or a continuing entity, subject to satisfying certain stated criteria, (ii) accelerate the vesting of the options, (iii) make a determination as to the market price for the purpose of further actions with respect to the options, (iv) arrange for cash or other compensation in exchange for a surrender of any options, or (v) make any other determinations as appropriate.

Amendment procedure

The Board, subject to any required regulatory or Shareholder approval, has the power to amend or discontinue the Management Option Plan at any time, provided that such amendment is not prejudicial to any existing option holders. The Board may, without Shareholder approval, amend the vesting of any option, extend the termination date of any option to a date that is not beyond the original expiry date, add any cashless exercise feature that also reduces the share reserve by the number of Shares underlying the exercised options, make any amendments for compliance with Section 409A of the United States Internal Revenue Code, and make any non-material amendments to the Management Option Plan. Shareholder and, as necessary, regulatory approval is required for any material amendments, including any increase in the number of Shares reserved, any change to eligible participants that could increase participation by insiders, any financial assistance by the Company, the addition of any cashless exercise feature that does not also reduce the share reserve by the number of Shares underlying the exercised options, the addition of any provision that results in a participant receiving Shares without the Company receiving cash consideration, any material change in the method to determine the exercise price of options, the addition of any right permitting a change of the price of any outstanding options, any material expansion of the type of awards available under the plan, any amendment to extend the termination date of any option beyond its original expiry date or any amendment to permit any transfer of options other than by will or applicable laws. In accordance with TSX rules, amendments to this amendment procedure provision require Shareholder approval.

TELUS 2018 INFORMATION CIRCULAR • 97

Directors Plan (Directors Deferred Share Unit Plan)

The Directors Plan was established to enable non-employee directors to participate in the growth and development of TELUS and to align directors’ interests with those of our Shareholders. The Directors Plan provides that a director may elect to receive his or her annual retainer and meeting fees in deferred share units (DSUs), Shares or cash. DSUs entitle the directors to a specified number of, or a cash payment based on the value of, Shares.

Directors Plan at a glance

Term	Description
Participants	Non-employee directors
Term	DSUs do not have a fixed term
Expiry	DSUs are valued and paid out after a director ceases to be a director for any reason at a time elected by the director in accordance with the Directors Plan
DSU payout amount	Number of DSUs multiplied by the then applicable market price for Shares
Vesting	All DSUs vest upon grant
Change of control	No
Grant price	DSUs, when granted, are based on the dollar amount allocated to the director divided by the weighted average trading price of Shares on the business day prior to grant date
Assignability	Not assignable, other than by will or the laws of succession on devolution
DSUs outstanding as of December 31, 2017	505,381 DSUs

Other features

DSUs are credited with additional DSUs equivalent in value to the dividends paid on the Shares. If a participant elects to be paid out in Shares, the Shares are acquired by the plan administrator in the open market for the participant.

Amendment procedure

Subject to any regulatory approval, the Board has the power under the Directors Plan to amend or terminate the Directors Plan at any time,

provided that the amendment will not reduce the rights of a participant that have accrued before the amendment or termination. This power includes the right to make any change or to waive any conditions with respect to DSUs and to make any amendments for compliance with Section 409A of the United States Internal Revenue Code. All amendments to the Directors Plan must be in compliance with any applicable regulatory requirements.

98 • TELUS 2018 INFORMATION CIRCULAR

TELUS’ EQUITY COMPENSATION PLANS

Performance Stock Unit Plan

As noted on page 65, the Performance Stock Unit Plan is a medium-term incentive plan that awards executive performance stock units (EPSUs) and management performance stock units (MPSUs) that are pegged to the value of the Shares.

The Performance Stock Unit Plan, formerly known as the Executive Stock Unit Plan, was first implemented in 2002 for Executive Leadership Team (ELT) members and expanded in 2011 to include designated senior management team members. The purpose of this plan is to link a portion of the at-risk compensation to Share price, and to promote the retention of executives.

The participants may elect to take payments under the Performance Stock Unit Plan in cash or Shares purchased in the market.

When dividends on Shares are declared and paid during the life of an EPSU or MPSU, additional EPSUs or MPSUs, as the case may be, equivalent in value to dividends paid on the Shares, are credited to the participant’s account. These dividend equivalents do not vest unless the applicable EPSUs or MPSUs vest.

Performance Stock Unit Plan at a glance

Term	Description
Participants	Members of the ELT as approved by the Compensation Committee. Since February 2011, members may also include a broader group of senior management below the executive level as approved by the CEO
Vesting	• EPSUs and MPSUs vest and become payable in equal annual instalments over a period of approximately three years, subject to permitted deferrals
• All EPSUs and MPSUs vest and are paid out before the end of the second year after the grant year
Change of control	Yes. See below
Clawback policy

EPSUs granted to the CEO and any EVPs, including any EPSU dividends related to such EPSUs, and/or any payment made in cash or Shares in respect of such EPSUs, are subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any clawback policy adopted by the Company; this applies only to EPSUs granted on and after the later of January 1, 2013 or the date such person first became CEO or an EVP

Payout amount

Arithmetic average of the daily weighted average trading price of Shares on the TSX (excluding certain block trades and trades after a certain time in the day) for the five trading days before the vesting date for MPSUs and 15 trading days before the vesting date for EPSUs

Payment/termination

Unless otherwise determined by the Compensation Committee (or by the CEO with respect to grants below the ELT level), and subject to permitted deferrals, payment (or forfeiture) occurs upon the earliest of:

•           Sixty days after resignation of employment by a participant (other than by reason of retirement or disability) – All vested EPSUs and MPSUs are paid; all unvested EPSUs or MPSUs are forfeited immediately upon such resignation

•           Termination of employment for just cause – All vested and unvested EPSUs and MPSUs are forfeited immediately

•           Sixty days after termination of employment without just cause – All vested and unvested EPSUs and MPSUs are paid

•           Sixty days after retirement or termination as a result of disability – All vested and unvested EPSUs and MPSUs are paid

•           Sixty days after the death of a participant – All vested and unvested EPSUs and MPSUs are paid

•           Within 30 days following the normal vesting date – All vested EPSUs and MPSUs are paid

Change of control

The Performance Stock Unit Plan contains change of control provisions equivalent to those in the Management Option Plan. Vesting of EPSUs and MPSUs is subject to double-trigger change of control provisions, unless the Board decides to take some other action, similar to what is described for the Management Option Plan on page 97.

TELUS 2018 INFORMATION CIRCULAR • 99

Restricted Stock Unit Plan

As noted on page 65, the Restricted Stock Unit Plan is a long-term incentive (LTI) plan that awards restricted stock units (RSUs), which are pegged to the value of the Shares.

The purpose of the Restricted Stock Unit Plan is to align the interests of management with those of Shareholders by providing incentive compensation based on the value of Shares and to promote retention. This strategy provides an opportunity for participants to acquire, through RSUs, an increased ownership interest in the Company.

The participants may elect to take payments under the Restricted Stock Unit Plan in cash or Shares purchased in the market.

When dividends on Shares are paid during the life of an RSU, additional RSUs equivalent in value to dividends paid on the Shares are credited to the participant’s account. These dividend equivalents do not vest unless the RSUs vest.

Restricted Stock Unit Plan at a glance

Term	Description
Participants	Members of the executive management and other employees (primarily senior and key management), as approved by the Compensation Committee or the CEO
Vesting	Typically, RSUs cliff-vest and become payable in the second year after the grant year
Change of control	Yes. See below
Clawback policy

RSUs granted to the CEO and any EVPs, including any RSU dividends related to such RSUs, and/or any payment made in cash or Shares in respect of such RSUs, are subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any clawback policy adopted by the Company; this applies only to RSUs granted on and after the later of January 1, 2013 or the date such person first became CEO or an EVP

Payout amount

•           Time-vesting: Arithmetic average of the daily weighted average trading price of Shares on the TSX (excluding certain block trades and trades after a certain time in the day) for the five trading days before the vesting date

•           Performance-contingent: 75% weighted to total shareholder return compared to a peer group over a three-year period and 25% weighted to total customer connections compared to a three-year forecast (with payments that are capped at 200% for each metric)

Payment/termination

Unless otherwise determined by the Compensation Committee, payment (or forfeiture) occurs upon the earliest of:

•           Sixty days after resignation of employment by a participant (other than by reason of retirement or disability) – All vested RSUs are paid; all unvested RSUs are forfeited immediately upon such resignation

•           Termination of employment for just cause – All vested and unvested RSUs are forfeited immediately

•           Termination of employment without just cause – All vested RSUs are paid and all unvested RSUs are forfeited on the date of termination

•           Sixty days after retirement or termination as a result of disability – All vested and unvested RSUs are paid; for performance-contingent RSUs, payment occurs on the original valuation date

•           Sixty days after the death of a participant – All vested and unvested RSUs are paid; payout ratio deemed at 100% for performance-contingent RSUs

•           Within 30 days following the normal vesting date – All vested RSUs are paid

Change of control

The Restricted Stock Unit Plan contains change of control provisions equivalent to those in the Management Option Plan and Performance Stock Unit Plan. The default is a double-trigger change of control provision, similar to what is described for the Management Option Plan on page 97.

100 • TELUS 2018 INFORMATION CIRCULAR

TELUS’ EQUITY COMPENSATION PLANS

Long-Term Incentive Plan for Non-Canadian Subsidiaries

The Long-Term Incentive Plan for Non-Canadian Subsidiaries (the LTI Plan) was established in 2012 to provide certain international executive and management employees of non-Canadian subsidiaries of TELUS with an incentive and opportunity to share in the total shareholder return of the Company and to promote the retention of such employees. The LTI Plan provides an opportunity for participants to acquire, through LTI units, an ownership interest in the Company. LTI units are based on the value of the Shares.

All payments pursuant to the LTI Plan will be paid in cash only. No Shares may be purchased in the market or issued from treasury.

When dividends on Shares are paid during the life of an LTI unit, additional LTI units equivalent in value to the dividends paid on the Shares are credited to the participant’s account. These dividend equivalents do not vest unless the LTI units vest.

LTI Plan at a glance

Term	Description
Participants

Members of the executive management and other employees (primarily senior and key management) of non- Canadian subsidiaries who are non-residents of Canada (for purposes of the Income Tax Act (Canada)), as approved by the CEO

Vesting	Typically, LTI units vest and become payable in the second year after the grant year
Change of control	Yes. See below
Payout amount

Arithmetic average of the daily weighted average trading price of Shares on the TSX (excluding certain block trades and trades after a certain time in the day) for the five trading days before the vesting date

Payment/termination

Unless otherwise determined by the Compensation Committee, payment (or forfeiture) occurs upon the earliest of:

•           Termination of employment (for just cause or without just cause) and retirement of the participant – All unvested LTI units are forfeited immediately upon such termination; vested LTI units continue to be payable according to the vesting schedule (within 30 days of the normal vesting date)

•           Sixty days after termination as a result of disability – All vested and unvested LTI units are paid

•           Sixty days after the death of a participant – All vested and unvested LTI units are paid

•           Within 30 days following the normal vesting date – All vested LTI units are paid

Change of control

The LTI Plan contains change of control provisions equivalent to those in the Management Option Plan, Restricted Stock Unit Plan and Performance Stock Unit Plan. The default is a double-trigger change of control provision, similar to what is described for the Management Option Plan on page 97.

TELUS 2018 INFORMATION CIRCULAR • 101

Additional information

Interest of certain persons in material transactions

None of the insiders of the Company, no nominee for election as a director of the Company and no associate or affiliate of such persons or companies has any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

Additional matters and information

Additional financial information is contained in TELUS’ annual information form and the audited Consolidated financial statements of the Company for the year ended December 31, 2017 and Management’s discussion and analysis thereon. These documents are available upon request to TELUS Legal Services, 7th Floor, 510 West Georgia Street, Vancouver, British Columbia, V6B 0M3. TELUS’ public documents are filed on sedar.com and sec.gov. Unless otherwise indicated, information in this circular is provided as at March 7, 2018.

102 • TELUS 2018 INFORMATION CIRCULAR

Appendix A: Terms of reference for the Board of Directors

1.       Introduction

The Board is responsible for the stewardship of the Company and overseeing the management of the Company’s business and affairs. The Board may discharge its responsibilities by delegating certain duties to committees of the Board and to management. The specific duties delegated to each committee of the Board are outlined in the terms of reference for those committees.

2.       No delegation

2.1      The Board may not delegate the following matters to any committee:

a)   The removal of a director from or the filling of a vacancy on the Board or any Board committee

b)   The issuance of securities except on the terms authorized by the directors

c)   The declaration of dividends

d)   The purchase, redemption or any other form of acquisition of shares issued by the Company except on terms authorized by the directors

e)   The appointment or removal of the President or the CEO

f)    The establishment of any Board committee and its terms of reference and the modification of the terms of reference of any existing committee

g)   The adoption, amendment or repeal of the charter documents of the Company

h)   Any other matter which is required under applicable corporate or securities laws to be decided by the Board as a whole.

3.       Board of Directors

3.1     Composition

a)   The number of directors to be elected at a meeting of the shareholders will be a minimum of 10 and a maximum of 16 directors, including the Chair, a majority of whom are independent directors.

b)   Subject to election by the shareholders and the requirements of the applicable laws, the Company’s charter documents and the rules of any stock exchanges on which the shares of the Company are listed, the CEO will be a member of the Board.

c)   The Chair of the Board must be an independent director. If this is not desirable in the circumstances, an independent Lead Director shall be appointed.

3.2     Meetings

a)   The Board will meet at least once each quarter and, including such quarterly meetings, a minimum of five times a year. Some of the Board’s meetings may be held in locations other than Vancouver.

b)   The Chair, with the assistance of the Lead Director (if there is one), CEO and the Chief Governance Officer, will be responsible for the agenda for each Board meeting.

c)   The Board encourages management to attend Board meetings, where appropriate, to provide additional insight to matters being considered by the Board.

d)   The Board should have an in-camera session without management present, including any management directors, as a regular feature of each Board meeting.

e)   The quorum necessary for the transaction of business of the directors may be set by the directors to a number not less than 50 per cent of the directors in office, and if not so set, is deemed to be a majority of the directors in office.

f)    To the extent possible, Board materials will be made available in electronic format.

3.3     Election or appointment of directors

The Board, following a recommendation by the Corporate Governance Committee, will:

a)   Approve the management slate of nominees proposed for election at annual general meetings of the Company

b)   Approve candidates to fill any casual vacancy occurring on the Board

c)   Fix the number of directors as permitted by the Company’s charter documents.

3.4     Compensation and Share ownership requirement

Appendix I – Director Compensation and Share Ownership Criteria lists the current levels of directors’ compensation and the shareholdings required of directors of the Company.

3.5      Committees of the Board

The Board will have the following committees and, after considering the recommendation of the Corporate Governance Committee, approve and/or modify their terms of reference:

a)   Audit Committee – Appendix E

b)   Corporate Governance Committee – Appendix F

c)   Human Resources and Compensation Committee –Appendix G

d)   Pension Committee – Appendix H.

The Board may establish a new standing or ad hoc committee. Not less than a majority of the members of any new standing or ad hoc committee will be independent directors.

Each committee will report to the Board on its meetings and each member of the Board will have access to minutes of committee meetings, regardless of whether the director is a member of such committee. See Appendix D – Terms of Reference for Committees of the Board of Directors.

TELUS 2018 INFORMATION CIRCULAR • 103

4.       Selection of management

4.1.     In accordance with the Company’s charter documents, the Board will appoint and replace the CEO of the Company and, after considering the recommendation of the Human Resources and Compensation Committee, approve the CEO’s compensation.

4.2.     Upon considering the advice of the CEO and the recommendation of the Human Resources and Compensation Committee, the Board will approve the appointment of all members of the Executive Management (as defined in Appendix G – Terms of Reference for the Human Resources and Compensation Committee).

4.3.     The Board is responsible for satisfying itself as to the integrity of the CEO and other senior management of the Company.

4.4.     The Board is responsible for overseeing succession planning.

5.       Strategy determination

The Board will:

a)   Annually consider and approve the Company’s objectives and goals, its strategic plan to achieve those objectives and goals and approve any material changes thereto

b)   Monitor and assess developments which may affect the Company’s strategic plan

c)   Evaluate and, as required, enhance the effectiveness of the strategic planning process

d)   Monitor the execution of the strategic plan by management and monitor corporate performance against the Company’s objectives and goals.

6.       Material transactions

6.1      Subject to delegation by the Board to management and to committees of the Board, the Board will review and approve all material transactions and investments.

7.       Public reporting

The Board is responsible for:

a)   Reviewing and approving financial reporting to shareholders, other security holders and regulators on a timely and regular basis

b)   Ensuring that the financial results are reported fairly and in accordance with generally accepted accounting standards and related legal disclosure requirements

c)   Reviewing and approving the policies and procedures in place for the timely disclosure of any other developments that have a significant and material impact on the Company

d)   Reporting annually to shareholders on its stewardship for the preceding year

e)   Reporting annually to shareholders on the key strategic objectives of the Company and how the Company’s approach to executive compensation is designed to motivate management to achieve them

f)    Providing for measures that promote engagement with and feedback from shareholders.

8.       Risk oversight and management

8.1      The Board is responsible for ensuring the identification of material risks to the Company’s business and ensuring the implementation of appropriate systems and processes to identify, monitor and manage material risks. In discharging this duty, the Board will review and assess annually:

a)   The Company’s risk management program, including risk tolerance and integrated enterprise risk assessment

b)   The quality and adequacy of risk-related information provided to the Board by management, to make the Board aware (directly or through its committees) of the Company’s material risks on a timely basis, and to provide the Board sufficient information and understanding to evaluate these risks, how they may affect the Company and how management addresses them

c)   The respective responsibilities of the Board, each Board committee and management for risk oversight and management of specific risks, to coordinate the risk oversight function through these bodies, and to adopt a shared understanding as to accountabilities and roles.

8.2      In addition to the specific risk oversight responsibilities the Board has allocated to its committees, the Board will review, on an annual or more frequent basis, as appropriate, those risks that are specifically allocated to the Board for review.

8.3      The Board is also responsible for the integrity of the Company’s internal control, disclosure control and management information systems.

9.       Procedures and policies

The Board will monitor compliance with all significant policies and procedures by which the Company is operated.

10.     Legal requirements

10.1    The Board will monitor compliance with all applicable laws and regulations.

11.     Evaluation

The Board will evaluate annually the effectiveness of the Board as a whole, individual directors, committees, the Lead Director (if there is one) and the Chair as provided in Appendix L – Board and Director Evaluation Process.

References to appendices in Appendix A of this information circular relate to the TELUS Board Policy Manual, which can be found at telus.com/governance.

104 • TELUS 2018 INFORMATION CIRCULAR

Our values

We embrace change and seize opportunity

We have a passion for growth

We believe in spirited teamwork

We have the courage to innovate

TELUS Corporation 510 West Georgia Street	telus.com	@telus	Instagram.com/telus

Vancouver, British Columbia Canada V6B 0M3	facebook.com/telus	youtube.com/telus	Linkedin.com/company/telus

Phone 1-604-697-8044

Printed in Canada Please recycle